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As filed with the Securities and Exchange Commission on August 1, 2005

Registration No. 333-126515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERLINE BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5074 (Primary Standard Industrial Classification Code Number)	03-0542659 (IRS Employer Identification Number)

801 W. Bay Street
Jacksonville, Florida 32204
(904) 421-1400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Laurence W. Howard, Esq.
Interline Brands, Inc.
801 W. Bay Street
Jacksonville, Florida 32204
(904) 421-1400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000 Fax: (212) 757-3990	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 Fax: (212) 474-3700

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 1, 2005

7,750,000 Shares

Interline Brands, Inc.

Common Stock

        The selling stockholders named in this prospectus are selling 7,750,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        Our common stock is listed on the New York Stock Exchange under the symbol "IBI." The last reported sale price of our common stock on July 29, 2005 was $21.10 per share.

        The underwriters have an option to purchase a maximum of 1,162,500 additional shares from the selling stockholders to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 14.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Selling Stockholders
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                            , 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Lehman Brothers
JPMorgan
Robert W. Baird & Co.	William Blair & Company
SunTrust Robinson Humphrey

The date of this prospectus is                            , 2005

        You should rely only on the information contained in this document or other documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. Delivery of this prospectus means that the information in this document is materially accurate as of the date of this document.

i

PRESENTATION OF FINANCIAL INFORMATION

        Our fiscal year is comprised of a 52 or 53 week fiscal year which ends on the last Friday in the month of December. Each 52 week fiscal year is divided into four periods of 13 weeks. Each 53 week fiscal year is divided into four periods of 13, 13, 13 and 14 weeks. Fiscal 2004 refers to the 53 weeks ended December 31, 2004, fiscal 2003 refers to the 52 weeks ended December 26, 2003, fiscal 2002 refers to the 52 weeks ended December 27, 2002, fiscal 2001 refers to the 52 weeks ended December 28, 2001, and fiscal 2000 refers to the 52 weeks ended December 29, 2000. The three months ended April 1, 2005 refers to the thirteen weeks ended April 1, 2005, and the three months ended March 26, 2004 refers to the thirteen weeks ended March 26, 2004. The six months ended July 1, 2005 refers to the 26 weeks ended July 1, 2005 and the six months ended June 25, 2004 refers to the 26 weeks ended June 25, 2004. The twelve months ended April 1, 2005 refers to the 53 weeks ended April 1, 2005, and financial information for this period is derived by adding the results of operations for fiscal 2004 with the results of operations for the three months ended April 1, 2005 and subtracting the results of operations for the three months ended March 26, 2004.

INDUSTRY AND MARKET DATA

        Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. While we believe these materials are reliable, they have not been verified by any independent sources.

TRADEMARKS

        We have proprietary rights to a number of trademarks important to our business, including Wilmar®, Sexauer®, Maintenance USA®, Barnett®, HardwareExpress®, U.S. Lock® and SunStar®/AF Lighting™.

ii

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements included elsewhere in this prospectus. Unless we state otherwise, the terms "we", "us" and "our" refers to Interline Brands, Inc., a Delaware corporation, and our consolidated subsidiaries and the term "Interline Opco" refers to Interline Brands, Inc., a New Jersey corporation and our principal operating subsidiary. Unless we state otherwise, the information in this prospectus gives effect to our reincorporation merger and the other transactions described in "Certain Relationships and Related Transactions—Reorganization Transactions." Some of the statements in this summary are forward-looking statements. For more information, please see "Forward-Looking Statements."

Our Company

General

        We are a leading national distributor and direct marketer of specialty maintenance, repair and operations (MRO) products. We have been in business for over 25 years. We stock over 45,000 plumbing, electrical, hardware, security hardware, heating, ventilation and air conditioning (HVAC) and other MRO products and sell to approximately 150,000 active customer accounts. We are able to realize higher operating margins by focusing on repair, maintenance, remodeling and refurbishment customers, who generally make smaller, more frequent purchases and require high levels of service. Our diverse customer base includes facilities maintenance customers, professional contractors and specialty distributors. We generated net sales of $743.9 million and $196.5 million, and operating income of $61.5 million and $18.6 million, for the year ended December 31, 2004 and for the three months ended April 1, 2005, respectively.

        The following charts illustrate the customers we serve and the net sales contribution of our product offerings for the twelve months ended April 1, 2005:

Net Sales-By Customer Type	Net Sales-By Product Offering

        We market and sell our products primarily through eight distinct and targeted brands, each of which is nationally recognized in the markets we serve for providing premium products at competitive prices with reliable same-day or next-day delivery. Our multi-brand operating model, which we believe is unique in the industry, allows us to use a single platform to deliver tailored products and services to meet the individual needs of each respective customer group served. We reach our markets using a variety of sales channels and deliver our products through our broad distribution network, which allows us to provide reliable, same-day or next-day delivery service to 98% of the U.S. population.

Industry and Market Overview

        The MRO distribution industry is an approximately $300 billion market and encompasses the supply of a wide range of products, including plumbing and electrical supplies, hand-tools, janitorial supplies, safety equipment and many other categories. The MRO distribution industry is highly fragmented and primarily composed of small, local and regional companies.

        Within the MRO distribution industry, we focus on serving customers in three principal end markets: facilities maintenance, professional contractors and specialty distributors. We estimate that the markets we serve are approximately $80 billion in the aggregate.

Our Strengths

        We believe our competitive strengths include:

  •
  Unique Operating Model and Brand Marketing Strategy. We have developed targeted product and service offerings for each of our eight major brands, which focus on specific customer end markets. Our customer-centric marketing strategy includes the flexibility to provide multiple service and delivery options at varying price levels.

  •
  Highly Integrated, Industry Leading Information Technology and Logistics Platform. We operate a sophisticated information technology and logistics platform supporting our major business functions across our brands, allowing us to manage customer relationships and to track and efficiently distribute thousands of products, enabling us to achieve significant operating and financial efficiencies, and providing us with a springboard to pursue our strategic growth initiatives without substantial incremental investment in our platform.

  •
  National Scope with Local Market Presence and Superior Customer Service. We have a network of 48 regional distribution centers, 20 professional contractor showrooms and a national distribution center (NDC) strategically located to serve the largest metropolitan areas throughout the United States and Canada, enabling us to provide reliable, same-day or next-day delivery service to over 98% of the U.S. population.

  •
  Leading Domestic and Proprietary Product Lines. We offer over 45,000 MRO products, including well-recognized product lines as well as a number of high quality, private label product lines.

  •
  Strong, Experienced Management Team. We have assembled an experienced, successful senior management team, whose members have held executive positions in some of the nation's leading distribution companies.

        As further described in "Risk Factors" beginning on page 14 of this prospectus, our business operates in an industry that is large, fragmented and highly competitive. We face significant competition from national and regional distributors as well as traditional channels of distribution. In addition, our industry is undergoing changes driven by industry consolidation and increased customer demands, which could further increase competition and make it more difficult for us to maintain our operating margins. Finally, our competitors may offer a greater variety of products than we offer or have greater financial resources than we do.

Growth Strategy

        Our objective is to become the leading supplier of MRO products to our three principal end markets: facilities maintenance, professional contractor and specialty distributor. In pursuing this objective, we plan to increase our net sales, earnings and return on invested capital by capitalizing on our information technology and logistics platform to successfully execute our organic growth, geographic expansion, operating efficiency and strategic acquisition initiatives.

  •
  Organic Growth Initiatives. We seek to further penetrate the markets we serve and expand into new product areas by utilizing and expanding a number of our already successful marketing strategies, including: expanding our national accounts program, increasing customer use of our supply chain management services, continuing to develop proprietary products under our private label brands, and selectively adding new products and new categories to our various brand offerings.

  •
  Geographic Expansion Opportunities. We believe we can further penetrate the markets we serve and expand into new markets through increasing the number of our field sales and telesales territories to serve additional sales regions and other initiatives.

  •
  Increased Operating Efficiencies. We will continue to focus on enhancing our operating efficiency, which will increase profitability, improve our cash conversion cycle and increase our return on invested capital.

  •
  Strategic Acquisitions. We will continue to maintain a disciplined acquisition strategy of adding new customers in currently served markets and pursuing acquisitions of established brands in new markets in an effort to leverage our operating infrastructure.

Recent Developments

Copperfield Acquisition

        On July 7, 2005, we acquired all of the common stock of CCS Enterprises, Inc. ("Copperfield"), a national distributor and direct marketer of specialty ventilation and chimney repair and replacement products, for $70.0 million in cash (subject to working capital adjustments). Copperfield's annual sales for its fiscal year ended November 30, 2004 were $41.0 million. We funded the acquisition with borrowings under Interline Opco's credit facility.

        We believe the Copperfield acquisition is consistent with our growth strategy and facilitates further expansion of our professional contractor and speciality distributor business. Copperfield has a strong catalog brand, national distribution coverage and attractive operating margins. We believe Copperfield's strengths in direct marketing and multi-channel sales fit well with our existing operations. The acquisition also is expected to provide us purchasing leverage and sourcing opportunities. Our goal is to utilize our existing infrastructure to improve the operations of Copperfield, to expand our addressable market and to cross sell Interline products to Copperfield's customer base.

        Founded in 1979, Copperfield has successfully followed a strategy of providing superior customer service to a broad range of specialty contractors and other distributors, through its skilled sales and service staff, a comprehensive catalog and an extensive product offering. Copperfield operates six distribution centers throughout the United States and has over 125 employees. Copperfield offers more than 5,000 brand name and private label repair and replacement items including chimney replacement and relining products, specialty ventilation components, hearth products and gas and electrical appliances.

Recent Financial Results

  Second Quarter Results

        On July 28, 2005, we announced our results for the three months and six months ended July 1, 2005. Sales for the fiscal quarter ended July 1, 2005 were $203.7 million, a 9.9% increase over sales of $185.4 million in the comparable 2004 period. The second quarter of 2005 had the same number of shipping days as the prior year period.

        Gross profit increased $6.3 million to $77.3 million for the second quarter of 2005, up from $70.9 million in the 2004 comparable period. As a percentage of net sales, gross profit was 37.9%, compared to 38.3% in the comparable 2004 period due to higher sales of appliances, HVAC equipment, and water heaters, which generally carry lower gross margins.

        Selling, general and administrative ("SG&A") expenses for the second quarter of 2005 were $54.5 million compared to $50.1 million for the second quarter of 2004. As a percentage of net sales, SG&A expenses were 26.8% in the second quarter of 2005 compared to 27.0% in the second quarter of 2004. Operating income was $19.5 million, or 9.6% of sales, for the second quarter of 2005 compared to $17.4 million, or 9.4% of sales, for the second quarter of 2004, a 12.0% increase.

        Net income applicable to common stockholders was $8.6 million in the second quarter of 2005 as compared to a net loss applicable to common stockholders of $6.8 million in the comparable period in 2004. Earnings per diluted share for second quarter of 2005 were $0.26 compared to loss per diluted share in the second quarter of 2004 of $102.88.

  Year to Date 2005 Results

        Sales for the six months ended July 1, 2005 were $400.2 million, an 11.8% increase over sales of $358.0 million in the comparable 2004 period. The first six months of 2005 included one more shipping day than the prior year period. Average daily sales for the first six months of 2005 increased by 10.9% compared to the same period in 2004.

        Gross profit increased $16.1 million, or 11.8%, to $152.7 million for the six months ended July 1, 2005, up from $136.7 million in the 2004 comparable period. As a percentage of net sales, gross profit was 38.2%, for both the 2005 and 2004 periods.

        SG&A expenses for the first six months of 2005 were $108.3 million, a 10.1% increase over SG&A expenses of $98.3 million in the 2004 comparable period. As a percentage of net sales, SG&A expenses were 27.1% in the six months ended July 1, 2005 compared to 27.5% in the 2004 comparable period. Operating income was $38.1 million, or 9.5% of sales, for the six months ended July 1, 2005 compared to $31.9 million, or 8.9% of sales, for the comparable 2004 period, a 19.6% increase.

        Net income applicable to common stockholders was $10.0 million for the six months ended July 1, 2005 as compared to a net loss applicable to common stockholders of $16.8 million for the comparable period in 2004. Earnings per diluted share for the six months ended July 1, 2005 were $0.31 compared to loss per diluted share for the comparable 2004 period of $255.74.

 INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

(in thousands except share data)

As of July 1, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$253
Accounts receivable—trade (net of allowance for doubtful accounts of $7,277)	116,039
Accounts receivable—other	11,976
Inventory	149,939
Prepaid expenses and other current assets	4,606
Deferred income taxes	11,991

Total current assets	294,804
PROPERTY AND EQUIPMENT, net	28,333
GOODWILL	204,381
OTHER INTANGIBLE ASSETS, net	80,334
OTHER ASSETS	9,350

TOTAL ASSETS	$617,202

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$1,000
Accounts payable	62,455
Accrued expenses and other current liabilities	20,085
Accrued interest payable	2,007
Accrued merger expenses	5,900
Accrued income taxes payable	4,650

Total current liabilities	96,097
LONG TERM LIABILITIES:
Deferred income taxes	24,273
Long-term debt, net of current portion(1)	231,775

TOTAL LIABILITIES	352,145
COMMITMENTS AND CONTINGENCIES
SENIOR PREFERRED STOCK, $0.01 par value, 20,000,000 shares authorized, no shares outstanding as of July 1, 2005	—
STOCKHOLDERS' EQUITY:
Common stock; $0.01 par value, 100,000,000 authorized; 32,215,669 issued and outstanding as of July 1, 2005	322
Accumulated deficit	(291,878)
Additional paid-in capital	558,136
Deferred compensation	(2,310)
Accumulated other comprehensive income	787

TOTAL STOCKHOLDERS' EQUITY	265,057

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$617,202

(1)
On July 7, 2005, Interline Opco amended its credit facility to permit the incurrence of an additional $50.0 million term loan, having substantially the same terms as the existing term loan. We used the proceeds from such term loan and $20.0 million of borrowings under the revolving loan facility to fund the Copperfield acquisition on July 7, 2005.

 INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	July 1, 2005	June 25, 2004	July 1, 2005	June 25, 2004
NET SALES	$203,666	$185,379	$400,157	$357,983
COST OF SALES	126,411	114,434	247,416	221,315

Gross Profit	77,255	70,945	152,741	136,668

OPERATING EXPENSES:
Selling, general and administrative expenses	54,516	50,081	108,256	98,338
Depreciation and amortization	3,222	3,443	6,338	6,426

Total Operating Expense	57,738	53,524	114,594	104,764

OPERATING INCOME	19,517	17,421	38,147	31,904
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	—	3,594	—	4,698
LOSS ON EXTINGUISHMENT OF DEBT	—	—	(10,340)	—
INTEREST EXPENSE	(5,746)	(10,100)	(12,015)	(20,294)
INTEREST INCOME	6	25	126	33
OTHER INCOME	119	45	286	181

Income before income taxes	13,896	10,985	16,204	16,522
PROVISION FOR INCOME TAXES	5,331	4,028	6,246	6,314

NET INCOME	8,565	6,957	9,958	10,208
PREFERRED STOCK DIVIDENDS	—	(13,723)	—	(26,984)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$8,565	$(6,766)	$9,958	$(16,776)

INCOME (LOSS) PER COMMON SHARE–BASIC	$0.27	$(102.88)	$0.31	$(255.74)
INCOME (LOSS) PER COMMON SHARE–DILUTED	0.26	(102.88)	0.31	(255.74)
WEIGHTED AVERAGE SHARES OUTSTANDING–BASIC	31,959,119	65,769	31,938,147	65,597
WEIGHTED AVERAGE SHARES OUTSTANDING–DILUTED	32,364,012	65,769	32,328,273	65,597

 INTERLINE BRANDS, INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Six Months Ended
	July 1, 2005	June 25, 2004
OPERATING ACTIVITIES:
Net Income	$9,958	$10,208
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,338	6,426
Amortization and write-off of debt issuance costs	3,064	957
Redemption premium on 11.5% senior subordinated notes	8,050	—
Stock based compensation	477	—
Change in fair value of interest rate swaps	—	(4,697)
Interest income on shareholder notes	—	(6)
Deferred income taxes	(855)	4,294
Income taxes effect from exercise of stock options	215	—
Changes in assets and liabilities:
Accounts receivable—trade	(17,529)	(20,339)
Accounts receivable—other	3,519	3,646
Inventory	(4,407)	(14,618)
Prepaid expenses and other current assets	(1,401)	141
Other assets	(281)	(100)
Accrued interest payable	(1,035)	(334)
Accounts payable	9,194	18,304
Accrued expenses and other current liabilities	(594)	1,369
Accrued merger expenses	(206)	(183)
Accrued income taxes payable	(2,722)	742

Net cash provided by operating activities	11,785	5,810

INVESTING ACTIVITIES:
Purchase of property and equipment, net	(3,900)	(3,692)
Purchase of business, net of cash acquired	(1,602)	(459)

Net cash used in investing activities	(5,502)	(4,151)
FINANCING ACTIVITIES:
Increases in revolver and swingline, net	—	4,500
Repayment of long-term debt	(70,500)	(3,500)
Payment of redemption premium on 11.5% senior subordinated notes	(8,050)	—
Payment of debt issuance costs	—	(307)
Initial public offering costs	(616)	—
Proceeds from stock options exercised	1,693	—
Proceeds from exercise of underwriters over-allotment options	2,333	—

Net cash (used in) provided by financing activities	(75,140)	693
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(68)	(93)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(68,925)	2,259
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	69,178	1,612

CASH AND CASH EQUIVALENTS, END OF PERIOD	$253	$3,871

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$10,842	$19,444
Income taxes (net of refunds)	$9,708	$424
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Dividends on preferred stock	—	$26,984
Adjustment to goodwill on business acquired	$(16)	—

 INTERLINE BRANDS, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP and Other Information

(In thousands)

Daily Sales Calculation

	Three Months Ended			Six Months Ended
	July 1, 2005	June 25, 2004	% Variance	July 1, 2005	June 25, 2004	% Variance
Net Sales	$203,666	$185,379	9.9%	$400,157	$357,983	11.8%
Daily Sales:
Ship Days	64	64		129	128
Average Daily Sales	$3,182	$2,897	9.9%	$3,102	$2,797	10.9%

        Average daily sales are defined as sales for a period of time divided by the number of shipping days in that period of time.

	Three Months Ended		Six Months Ended
	July 1, 2005	June 25, 2004	July 1, 2005	June 25, 2004
Adjusted EBITDA:
Net income (loss)	$8,565	$6,957	$9,958	$10,208
Interest expense	5,746	10,100	12,015	20,294
Interest income	(6)	(25)	(126)	(33)
Change in fair value of interest rate swaps	—	(3,594)	—	(4,698)
Loss on extinguishment of debt	—	—	10,340	—
Provision (benefit) for income taxes	5,331	4,028	6,246	6,314
Depreciation and amortization	3,222	3,443	6,338	6,426

Adjusted EBITDA	$22,858	$20,909	$44,771	$38,511

        For more information relating to Adjusted EBITDA, see Footnote 2 to Summary Historical and Unaudited Pro Forma Consolidated Financial Data below.

Our Initial Public Offering and Related Transactions

        In December 2004, we successfully completed our initial public offering and amended our credit facility. A total of 14,375,000 shares of our common stock were sold, of which 12,667,000 were sold by us and 1,708,000 were sold by our stockholders. We sold 12,500,000 shares of our common stock in December 2004 and 167,000 shares in January 2005 following the exercise of the underwriters' over-allotment option. We received $171.8 million in net proceeds from our initial public offering.

        Immediately prior to the closing of our initial public offering, a reincorporation merger occurred, and we became the holding company of the Interline group of businesses. In the reincorporation merger, the holders of the preferred stock of Interline Opco received an aggregate of $55 million in cash and 19,183,321 shares of our common stock, and the holders of the common stock of Interline Opco received 0.01218 shares of our common stock per share of Interline Opco common stock, or 66,667 shares of our common stock in total. In addition, outstanding options to purchase shares of the common stock of Interline Opco were converted into options to purchase shares of our common stock.

        We used $31.3 million of the net proceeds from our initial public offering to partially repay the term loan under our credit facility. We amended our credit facility to permit for our initial public offering and reduce our applicable rate in respect to any term loans from LIBOR plus 3.50% to LIBOR plus 2.25%. In December 2004, we also used $4.6 million of the net proceeds to terminate certain interest rate swap agreements. Finally, in January 2005, we used $70.0 million of the net proceeds to partially redeem the 11.5% senior subordinated notes of Interine Opco, or the "11.5% notes."

        We refer to all the foregoing transactions collectively in this prospectus as the "IPO Transactions."

Information About Us

        Our principal executive offices are located at 801 W. Bay Street, Jacksonville, Florida 32204 and our telephone number is (904) 421-1400.

The Offering

Common stock offered by the selling stockholders	7,750,000 shares
Common stock outstanding as of July 20, 2005	32,215,669 shares
New York Stock Exchange symbol	IBI
Use of proceeds
We will not receive any proceeds from the sale of shares by the selling stockholders. An affiliate of J.P. Morgan Securities Inc., one of the underwriters, owns 13.3% of our common stock and is a selling shareholder in this offering. We expect J.P. Morgan Securities Inc., together with its affiliates, to receive greater than 10% of the proceeds of this offering. See "Certain Relationships and Related Party Transactions" and "Underwriting."
Dividends
We have not in the past distributed any cash dividends on our common stock and currently have no plans to do so. The declaration of future dividends is, however, subject to the discretion of our board of directors in light of all relevant factors, including earnings, financial conditions and capital requirements and to provisions in Interline Opco's debt instruments and its ability to distribute dividends to us.
Risk Factors
Investment in our common stock involves substantial risks. You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

        Unless we specifically state otherwise, the information in this prospectus:

  •
  assumes that the underwriters will not exercise the over-allotment option granted to them by the selling stockholders; and

  •
  excludes from the number of shares of common stock outstanding 3,025,009 shares of common stock issuable upon the exercise of outstanding stock options.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

        The following table provides a summary of our historical consolidated financial data for fiscal 2002, 2003 and 2004 and for the three months ended March 26, 2004 and April 1, 2005 and our pro forma consolidated financial data for fiscal 2004 and for the three months ended April 1, 2005. The historical financial data for fiscal 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical financial data for the three months ended March 26, 2004 and April 1, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of these data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The unaudited pro forma consolidated financial data have been prepared by management and give effect to the transactions described in "Unaudited Pro Forma Condensed Consolidated Financial Information" and does not reflect the Copperfield acquisition.

        The information presented below should be read in conjunction with "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended			Pro Forma Fiscal Year Ended December 31, 2004	Three Months Ended
							Pro Forma Three Months Ended April 1, 2005
	December 27, 2002	December 26, 2003	December 31, 2004		March 26, 2004	April 1, 2005
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$637,530	$640,138	$743,905	$743,905	$172,604	$196,491	$196,491
Gross profit	236,318	244,244	285,389	285,389	65,723	75,486	75,486
Selling, general and administrative expenses	164,328	171,091	202,084	202,084	48,257	53,740	53,740
Depreciation and amortization	11,282	10,949	12,600	12,600	2,983	3,117	3,117
IPO related expenses	—	—	9,215	—	—	—	—
Special costs and expenses(1)	4,893	607	—	—	—	—	—

Operating income	55,815	61,597	61,490	70,705	14,483	18,629	18,629
Changes in fair value of interest rate swaps	5,825	(5,272)	(8,232)	—	(1,104)	—	—
Loss on extinguishment of debt	—	14,893	660	—	—	10,340	—
Interest expense, net	38,625	40,317	39,798	23,013	10,186	6,150	5,694
Other expense (income)	—	(40)	(454)	(454)	(136)	(168)	(168)
Provision for income taxes	4,219	4,547	11,617	18,820	2,286	914	5,189

Net income (loss)	7,146	7,152	18,101	29,326	3,251	1,393	7,914
Preferred stock dividends	(42,470)	(48,623)	(54,389)	—	(13,261)	—	—

Net income (loss) applicable to common stockholders	$(35,324)	$(41,471)	$(36,288)	$29,326	$(10,010)	$1,393	$7,914

Earnings Per Share Data:
Net income (loss) per common share:
Basic	$(538.55)	$(632.74)	$(25.21)	$0.92	$(153.00)	$0.04	$0.25
Diluted	(538.55)	(632.74)	(25.21)	0.91	(153.00)	0.04	0.24
Weighted average shares outstanding, in thousands:
Basic	65,592	65,540	1,439,322	31,917,000	65,425	31,917,175	31,917,175
Diluted	65,592	65,540	1,439,322	32,102,820	65,425	32,313,188	32,313,188
Other Financial Data:
Adjusted EBITDA(2)	$67,097	$72,586	$83,759	$83,759	$17,602	$21,914	$21,914
Capital expenditures	4,944	4,556	6,763	6,763	1,429	1,543	1,543
Capital expenditures as a percentage of net sales	0.8%	0.7%	0.9%	0.9%	0.8%	0.8%	0.8%
Balance Sheet Data (end of period):
Cash and cash equivalents	$5,557	$1,612	$69,178		$14,143	$10,198
Working capital	123,284	152,762	253,352		155,026	188,012
Total assets	551,718	565,282	673,380		578,783	615,667
Total debt	326,024	341,525	303,275		339,775	250,025
Senior preferred stock	331,202	379,612	—		392,873	—
Stockholders' equity (deficiency)	(223,683)	(264,536)	252,899		(274,557)	254,414

(1)
Special costs and expenses consist of costs associated with acquisition and recapitalization activities, including integration and assimilation expenses, severance payments and transaction fees and expenses.

(2)
Adjusted EBITDA represents net income plus interest expense, change in fair value of interest rate swaps, loss on extinguishment of debt, provision for income taxes, IPO related expenses and depreciation and amortization. Adjusted EBITDA differs from earnings before interest, taxes, depreciation and amortization (or EBITDA) and may not be comparable to EBITDA or Adjusted EBITDA as reported by other companies. The computation of Adjusted EBITDA is as follows:

	Fiscal Year Ended			Pro Forma Fiscal Year Ended December 31, 2004	Three Months Ended
							Pro Forma Three Months Ended April 1, 2005
	December 27, 2002	December 26, 2003	December 31, 2004		March 26, 2004	April 1, 2005
	(dollars in thousands)
Net income (loss)	$7,146	$7,152	$18,101	$29,326	$3,251	$1,393	$7,914
Interest expense (income), net	38,625	40,317	39,798	23,013	10,186	6,150	5,694
Change in fair value of interest rate swaps	5,825	(5,272)	(8,232)	—	(1,104)	—	—
Loss on extinguishment of debt	—	14,893	660	—	—	10,340	—
IPO related expenses	—	—	9,215	—	—	—
Provision for income taxes	4,219	4,547	11,617	18,820	2,286	914	5,189
Depreciation and amortization	11,282	10,949	12,600	12,600	2,983	3,117	3,117

Adjusted EBITDA	$67,097	$72,586	$83,759	$83,759	$17,602	$21,914	$21,914

        Adjusted EBITDA is presented herein because we believe it to be relevant and useful information to our investors as it is used by our management to evaluate the operating performance of our business and compare our operating performance with that of our competitors. Management also uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and as one of the target elements in our compensation incentive programs. Adjusted EBITDA excludes certain items, including change in fair value of interest rate swaps, loss on extinguishment of debt and IPO related expenses, that relate to financing transactions and that we believe are not indicative of our core operating results. We therefore utilize Adjusted EBITDA as a useful alternative to net income as an indicator of our operating performance. However, Adjusted EBITDA is not a measure of financial performance under GAAP and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income. While we believe that some of the items excluded from Adjusted EBITDA are not indicative of our core operating results, these items do impact our income statement, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income and gross profit.

RISK FACTORS

        An investment in our common stock involves risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock. Any of the risk factors we describe below could adversely affect our business, results of operations and financial condition. The market price of our common stock could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events.

Risks Relating to Our Business

Disruption in our information technology system could significantly lower our revenues and profitability.

        Our operations are dependent upon our integrated information technology system that encompasses all of our major business functions. We rely upon our information technology system to manage and replenish inventory, to fill and ship customer orders on a timely basis and to coordinate our sales and marketing activities across all of our brands. We believe that our information technology system plays a key role in our ability to achieve operating and financial efficiencies. A substantial disruption of our information technology system for any prolonged time period could result in delays in receiving inventory and supplies or filling customer orders and, accordingly, could significantly lower our revenues and profitability.

Disruption in our national distribution center could significantly lower our revenues and profitability.

        We currently maintain a national distribution center located in Nashville, Tennessee, which is essential to the efficient operation of our national distribution network. Any serious disruption to this distribution center due to fire, earthquake, act of terrorism or any other cause could damage a significant portion of our inventory and could materially impair our ability to distribute our products to customers. In addition, we could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace the center. As a result, any such disruption could significantly lower our revenues and profitability.

We operate in a highly competitive industry and if we are unable to compete successfully we could lose customers and our sales may decline.

        The MRO product distribution industry is a large, fragmented industry that is highly competitive. We face significant competition from national and regional distributors, which market their products through the use of direct sales forces as well as direct mail and catalogs. In addition, we face competition from traditional channels of distribution such as retail outlets, small dealerships and large warehouse stores, and from buying groups formed by smaller distributors, Internet-based procurement service companies, auction businesses and trade exchanges. We expect that new competitors may develop over time as Internet-based enterprises become more established and reliable and refine their service capabilities.

        In addition, the MRO product distribution industry is undergoing changes driven by industry consolidation and increased customer demands. Traditional MRO product distributors are consolidating operations and acquiring or merging with other MRO product distributors to achieve economies of scale and increase efficiency. This consolidation trend could cause the industry to become more competitive and make it more difficult for us to maintain our operating margins.

        Competition in our industry is primarily based upon product line breadth, product availability, service capabilities and price. To the extent that existing or future competitors seek to gain or retain market share by reducing price or by increasing support service offerings, we may be required to lower our prices or to make additional expenditures for support services, thereby reducing profitability.

Slowdowns in general economic activity and other unforeseen events may detrimentally impact our customers and thereby significantly reduce our revenues and profitability.

        The MRO product distribution industry is affected by changes in economic conditions outside our control, including national, regional and local slowdowns in general economic activity and job markets, which can result in increased vacancies in the residential rental housing market and a general decrease in product demand from professional contractors and specialty distributors. For example, the slowdown in economic activity during fiscal 2002 and 2003 resulted in less apartment unit refurbishment and renovation, which reduced demand for our products and depressed revenue growth. Economic slowdowns, adverse economic conditions or cyclical trends in our customer markets and other unforeseen events, such as terrorist attacks or armed hostilities, could negatively affect our industry or the industries in which our customers operate and significantly reduce our revenues and profitability.

Loss of our key suppliers, lack of product availability or loss of delivery sources could decrease our revenues and profitability.

        We believe our ability to offer a combination of well recognized product lines and our high-quality, low-priced private label product lines has been a significant factor in attracting and retaining many of our customers and is one of our core competitive strengths. Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers or other suppliers. While in many instances we have agreements, including supply chain agreements, with our suppliers, these agreements are generally terminable by either party on limited notice. The loss of, or a substantial decrease in the availability of, products from our suppliers, or the loss of our key supplier agreements, could cause our revenues and profitability to decrease. In addition, supply interruptions could arise from shortages of raw materials, labor disputes or weather conditions affecting products or shipments, transportation disruptions or other factors beyond our control. Loss of a key foreign supplier could disrupt our supply chain for approximately 60 to 90 days and loss of key suppliers from an individual country could result in disruptions of 120 to 150 days or longer. Short and long term disruptions in our supply chain would result in higher inventory levels as we replace similar product domestically, a higher cost of product and ultimately a decrease in our revenues and profitability. Although no individual vendor represents more than 5% of our total purchases, a disruption in the timely availability of our product by our key suppliers could result in a decrease in our revenues and profitability.

        Our ability to both maintain our existing customer base and to attract new customers is dependent in many cases upon our ability to deliver products and fulfill orders in a timely and cost-effective manner. To ensure timely delivery of our products to our customers, we frequently rely on third parties, including couriers such as UPS and other national shippers as well as various local and regional trucking contractors. Outsourcing this activity generates a number of risks, including decreased control over the delivery process and service timeliness and quality. Any sustained inability of these third parties to deliver our products to our customers could result in the loss of customers or require us to seek alternative delivery sources, if they are available, which may result in significantly increased costs and delivery delays. Furthermore, the need to identify and qualify substitute service providers or increase our internal capacity could result in unforeseen operations problems and additional costs. Moreover, if customer demand for our products increases, we may be unable to secure sufficient additional capacity from our current service providers, or others, on commercially reasonable terms, if at all.

In some cases we are dependent on long supply chains, which may subject us to interruptions in the supply of many of the products that we distribute.

        A significant portion of the products that we distribute is imported from foreign countries, including China. We are thus dependent on long supply chains for the successful delivery of many of our products. The length and complexity of these supply chains make them vulnerable to numerous risks, many of which are beyond our control, which could cause significant interruptions or delays in delivery of our products. Factors such as labor disputes, changes in tariff or import policies, severe weather or terrorist attacks or armed hostilities may disrupt these supply chains. We expect more of our name brand and private label products will be imported in the future, which will further increase these risks. A significant interruption in our supply chains caused by any of the above factors could result in increased costs or delivery delays and result in a decrease in our revenues and profitability.

Fluctuations in the cost of raw materials, fuel prices or in currency exchange rates could significantly reduce our revenues and profitability.

        As a distributor of manufactured products, our profitability is tied to the prices we pay to the manufacturers from which we purchase our products and to the cost of transporting the products to us and our customers. The price that our suppliers charge us for our products is dependent in part upon the availability and cost of the raw materials used to produce those products. Such raw materials are often subject to price fluctuations, frequently due to factors beyond our control, including changes in supply and demand, general U.S. and international economic conditions, labor costs, competition and government regulations. Transportation prices are significantly dependant on fuel prices, which generally change due to factors beyond our control, such as changes in worldwide demand, disruptions in supply, changes in the political climate in the Middle East and other regions and changes in government regulations. Fluctuations in fuel prices may increase our costs and significantly reduce our revenues and profitability. In addition, many of our suppliers price their products in currencies other than the U.S. dollar or incur costs of production in non-U.S. currencies. Accordingly, depreciation of the U.S. dollar against foreign currencies could increase the price we pay for these products. For example, a substantial portion of our products are sourced from suppliers in China. On July 21, 2005, the People's Bank of China announced that the yuan will no longer be pegged to the U.S. dollar, but will be allowed to float in a band (and, to a limited extent, increase in value) against a basket of foreign currencies, a move that increases the risk that Chinese-sourced products could become more expensive for us. Adverse currency fluctuations and increases in the costs of raw materials, such as copper prices in the first quarter of fiscal 2003, have occurred in the past and have impacted our operating results. If currency or fuel price fluctuations or cost increases recurred in the future and were prolonged, our revenues and profitability could be significantly diminished.

The loss of any of our significant customers could significantly reduce our revenues and profitability.

        Our 10 largest customers generated approximately $63.2 million, or 8.2% of our sales in the twelve months ended April 1, 2005, and our largest customer accounted for approximately 4.0% of our sales in the twelve months ended April 1, 2005. From time to time, our significant customers review their supply relationships with us and their other distributors or seek to reduce the number of their distributors. The loss of one or more of our significant customers or a deterioration in our relations with any of them could significantly reduce our sales and profitability.

We may not be able to facilitate our growth strategy by identifying or completing transactions with attractive acquisition candidates, which could impede our revenues and profitability.

        Our acquisitions of Barnett in 2000 and Florida Lighting in 2003 have contributed significantly to our growth. An important element of our growth strategy is to continue to seek additional businesses to acquire in order to add new customers within our existing markets and to acquire brands in new markets such as the recent Copperfield acquisition, which expands our professional contractor and speciality distributor business. We cannot assure you that we will be able to identify attractive acquisition candidates or complete the acquisition of any identified candidates at favorable prices and upon advantageous terms and conditions. Furthermore, we believe that our industry is currently in a process of consolidation, and competition for attractive acquisition candidates is therefore likely to escalate, thereby limiting the number of acquisition candidates or increasing the overall costs of making acquisitions. Difficulties we may face in identifying or completing acquisitions could impede our revenues and profitability.

We cannot assure you that we will be able to successfully complete the integration of future acquisitions or manage other consequences of our acquisitions, and this could impede our ability to remain competitive and, ultimately, our revenues and profitability.

        Acquisitions involve significant risks and uncertainties, including difficulties integrating acquired personnel and other corporate cultures into our business, the potential loss of key employees, customers or suppliers, the assumption of liabilities and exposure to unforeseen liabilities of acquired companies, the difficulties in achieving target synergies and the diversion of management attention and resources from existing operations. Although we have been successful in the past in integrating Barnett and Florida Lighting, we may not be able to fully integrate the operations of Copperfield or future acquired businesses with our own in an efficient and cost-effective manner or without significant disruption to our existing operations. We may also be required to incur additional debt in order to consummate acquisitions in the future, which debt may be substantial and may limit our flexibility in using our cash flow from operations. Our failure to integrate future acquired businesses effectively or to manage other consequences of our acquisitions, including increased indebtedness, could impede our ability to remain competitive and, ultimately, our revenues and profitability.

If we are unable to retain senior executives and attract and retain other qualified employees our growth might be hindered, which could impede our ability to run our business and potentially reduce our revenues and profitability.

        Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. We face significant competition for these types of personnel in our industry. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully and, in such an event, our revenues and profitability could decline. In addition, key personnel may leave us and compete against us. Our success also depends to a significant extent on the continued service of our senior management team. The loss of any member of our senior management team or other qualified employees could impair our ability to execute our business plan and growth strategy, cause us to lose customers and reduce our net sales, or lead to employee morale problems and/or the loss of key employees.

We may not be able to protect our trademarks, which could diminish the strength of our trademarks or limit our ability to use our trademarks and, accordingly, undermine our competitive position.

        We believe that our trademarks are important to our success and our competitive position. For instance, we market and sell products primarily through eight distinct and targeted brands: Wilmar®, Sexauer®, Maintenance USA®, Barnett®, Hardware Express®, U.S. Lock® and SunStar®/AF Lighting™. We believe many of our customers have developed strong consumer loyalty to these targeted brands. Accordingly, we devote resources to the establishment and protection of our trademarks, including with respect to our brand names and our private product labels. However, the actions we have taken may be inadequate to prevent imitation of our brands and concepts by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may assert rights in our trademarks. Our exclusive rights to our trademarks are subject to the common law rights of any other person who began using the trademark (or a confusingly similar mark) prior to the date of federal registration. Future actions by third parties may diminish the strength of our trademarks or limit our ability to use our trademarks and, accordingly, undermine our competitive position.

We could face potential product quality and product liability claims relating to the products we distribute, which could result in a decline in revenues and profitability and negatively impact customer confidence.

        We rely on manufacturers and other suppliers to provide us with the products we sell and distribute. As we do not have direct control over the quality of the products manufactured or supplied by such third party suppliers, we are exposed to risks relating to the quality of the products we distribute. It is possible that inventory from a manufacturer or supplier could be sold to our customers and later be alleged to have quality problems or to have caused personal injury, subjecting us to potential claims from customers or third parties. The risk of claims may be greater with respect to our private label products, as these products are customarily manufactured by third party suppliers outside the United States, particularly in China. We have been subject to claims in the past, which have been resolved without material financial impact. While we currently maintain insurance coverage to address these types of liabilities, we cannot assure you that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant time periods, regardless of the ultimate outcome. An unsuccessful product liability defense could be highly costly and accordingly result in a decline in revenues and profitability. In addition, uncertainties with respect to the Chinese legal system may adversely affect us in resolving claims arising from our private label products manufactured in China. Because many laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform. Finally, even if we are successful in defending any claim relating to the products we distribute, claims of this nature could negatively impact customer confidence in our products and our company.

Our indebtedness may limit our cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations.

        As of April 1, 2005, after giving effect to the Copperfield acquisition as if it occurred on that date, our total indebtedness would have been $330.0 million (of which $10.0 million was outstanding in the form of letters of credit), our stockholders' equity would have been $254.4 million, and we would have had approximately $53.0 million of availability under Interline Opco's $100.0 million revolving credit facility.

        Our indebtedness could have important consequences, including:

  •
  our debt could limit our ability to obtain additional financing on satisfactory terms in the future for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  a significant portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, which will reduce the funds available to us for our operations;

  •
  some of our debt is, and will continue to be, at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

  •
  our debt could limit our flexibility in planning for, or reacting to, changes in our business or our industry;

  •
  our debt may potentially place us at a competitive disadvantage to the extent we are more highly leveraged than some of our competitors;

  •
  our debt could make it more difficult for us to satisfy our obligations under Interline Opco's credit facility, exposing us to the risk of default on our secured debt, which could result in a foreclosure on our assets, and in turn negatively affect our ability to operate as a going concern;

  •
  our failure to comply with the financial and other restrictive covenants in the documents governing our indebtedness could result in an event of default that, if not cured or waived, could harm our business or prospects and could result in our filing for bankruptcy; and

  •
  our debt may make us more vulnerable to a further downturn in the economy, our industry or our business.

        Our level of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay when due the principal of, interest on or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase. We cannot be certain that our earnings will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do. Our ability to incur additional debt is limited by the terms and conditions of Interline Opco's credit facility. The current limitation is the lesser of the maximum amount of the $100.0 million revolving credit facility and the maximum leverage allowable under the credit agreement governing the credit facility. As of April 1, 2005, after giving effect to the Copperfield acquisition as if it occurred on that date, the maximum additional debt under the revolving component of the credit facility that we would have been permitted to incur was $53.0 million.

Risks Related to the Offering and Ownership of our Common Stock

Our stock price may be volatile and you may lose all or part of your investment.

        The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the offering price. The market price of our common stock may fluctuate based on a number of factors in addition to those listed in this prospectus, including:

  •
  our operating performance and the performance of our competitors and other similar companies;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission ("SEC");

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

  •
  changes in general economic conditions;

  •
  the number of shares to be publicly traded after this offering;

  •
  actions of our current stockholders, including sales of common stock by our directors and executive officers;

  •
  the arrival or departure of key personnel;

  •
  acquisitions, strategic alliances or joint ventures involving us or our competitors; and

  •
  other developments affecting us, our industry or our competitors.

        In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

Future sales of shares could depress our stock price.

        Sales of a substantial number of shares of our common stock, or the perception that a large number of shares will be sold, could depress the market price of our common stock. After this offering, the selling stockholders and certain other stockholders will own directly approximately 30.3% of the outstanding shares of our common stock, or approximately 26.8% if the underwriters' over-allotment option is exercised in full. In addition, there are outstanding options to purchase a total of 3,025,009 shares of our common stock. We, our executive officers and directors and the selling stockholders have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions and extensions during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. All of the shares held by the selling stockholders will be eligible for resale after the expiration of this lock-up period. Shares of common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up.

        After this offering, the holders of approximately 10,899,681 shares of our common stock (including shares issuable upon the exercise of outstanding options) have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. See "Certain Relationships and Related Party Transactions—Amended and Restated Shareholders' Agreement—Registration Rights." By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline.

        See the information under the heading "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of this offering.

        The transfer restrictions in our by-laws will terminate if the gross proceeds paid to the selling stockholders in this offering exceed $50 million, which we expect will be the case. See "Description of Capital Stock—Transfer Restrictions in By-Laws."

Our certificate of incorporation and by-laws contain provisions that may discourage a takeover attempt and limit the price that investors may be willing to pay in the future for shares of our common stock.

        Provisions contained in our certificate of incorporation and by-laws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our certificate of incorporation and by-laws impose various procedural and other requirements, which could make it more difficult for stockholders to effect some corporate actions. For example, our certificate of incorporation authorizes our board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus our board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deferred as a result of our having three classes of directors. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock" for additional information on the anti-takeover measures applicable to us.

We are a holding company and our only material source of cash is and will be distributions from Interline Opco.

        We are a holding company with no material business operations of our own. Our most significant asset is the capital stock of Interline Opco. We conduct virtually all of our business operations through Interline Opco. Accordingly, our only material sources of cash are dividends and distributions with respect to our ownership interests in Interline Opco that are derived from the earnings and cash flow generated by Interline Opco. Interline Opco might not generate sufficient earnings and cash flow to pay dividends or distributions in the future. Indebtedness under Interline Opco's credit facility and 11.5% notes may limit or prohibit the payment of dividends or other distributions to us.

We have not historically paid, and do not presently intend to pay, cash dividends.

        We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends on our common stock in the foreseeable future. In addition, the debt instruments of Interline Opco limit its ability to pay dividends to us. We intend to retain earnings to finance operations and the expansion of our business. Therefore, any gains from your investment in our common stock must come from an increase in its market price.

Affiliates of Parthenon Capital, J.P. Morgan Partners and Sterling Investment Partners currently own approximately 31.5% of our common stock and can exercise significant influence over our affairs. Their interests in our business may be different than yours.

        Parthenon Capital, J.P. Morgan Partners (23A SBIC) L.P. and Sterling Investment Partners and their respective affiliates own approximately 31.5% of the issued and outstanding shares of our common stock. Immediately following this offering, these stockholders will continue to own 17.2% of the outstanding shares of our common stock or 16.7% if the underwriters' over-allotment option is exercised in full. Accordingly, these parties can exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders, such as the adoption of amendments to our certificate of incorporation and the approval of mergers or sales of substantially all of our assets. The concentration of ownership also may delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders. We cannot assure you that the interests of these stockholders will not conflict with your interests.

        For additional information regarding the share ownership of, and our relationships with, these stockholders, you should read the information under the headings "Principal Stockholders" and "Certain Relationships and Related Transactions."

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to risks and uncertainties. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "may," "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, the following:

  •
  material facilities and systems disruptions and shutdowns,

  •
  our ability to purchase products from suppliers on favorable terms,

  •
  our ability to accurately predict market trends,

  •
  product costs and price fluctuations due to market conditions,

  •
  failure to locate and acquire acquisition candidates,

  •
  failure to successfully integrate acquired businesses,

  •
  dependence on key employees,

  •
  our level of debt,

  •
  interest rate fluctuations,

  •
  future cash flows,

  •
  the highly competitive nature of the maintenance, repair and operations distribution industry,

  •
  general market conditions,

  •
  changes in consumer preferences,

  •
  adverse publicity and litigation,

  •
  labor and benefit costs and

  •
  the other factors described under "Risk Factors."

        All information contained in this prospectus is materially accurate as of the date of this prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling stockholders or the additional shares to be sold by the selling stockholders if the underwriters exercise their over-allotment option.

        An affiliate of J.P. Morgan Securities Inc., one of the underwriters owns 13.3% of our common stock and is a selling shareholder in this offering. We expect J.P. Morgan Securities Inc., together with its affiliates, to receive greater than 10% of the proceeds of this offering. See "Certain Relationships and Related Transactions" and "Underwriting."

DIVIDEND POLICY

        We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our future earnings, if any, will be used in the operation and expansion of our business, for working capital and other general corporate purposes. Our board will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial conditions and capital requirements, as well as economic and other conditions as our board may deem relevant. In addition, Interline Opco's ability to declare and pay dividends to us is restricted by covenants in its credit agreement and the indenture governing its 11.5% notes. As a result, you will need to sell your shares of common stock to realize your return on your investment and you may not be able to sell your shares at or above the price you paid for them.

PRICE RANGE OF COMMON STOCK

        Our common stock has traded on the New York Stock Exchange under the symbol "IBI" beginning December 16, 2004. Prior to that date, there was no public trading market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock reported by the New York Stock Exchange.

Year Ended December 31, 2004	Low	High
December 16 to December 31, 2004	$15.00	$18.10
Year Ended December 30, 2005
First Quarter 2005	$16.60	$19.98
Second Quarter 2005	$15.17	$20.59
Third Quarter 2005 (through July 29, 2005)	$19.50	$21.78

        As of July 20, 2005, there were 32,215,669 shares of our common stock issued and outstanding that were held by 51 stockholders of record. On July 29, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $21.10 per share.

CAPITALIZATION

        The following table sets forth our capitalization as of April 1, 2005. You should read this information in conjunction with "Summary Historical and Unaudited Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of April 1, 2005
(in thousands, except share and per share data)
Debt:
Credit facility:
Revolving loan(1)(3)	$17,000
Term loan(2)(3)	99,750
Note payable	3,275
11.5% senior subordinated notes due 2011	130,000

Total debt	250,025

Stockholders' equity (deficiency):
Common stock ($0.01 par value per share; 100,000,000 shares authorized; 32,102,820 shares issued and outstanding)	321
Additional paid-in capital	556,268
Deferred compensation	(2,549)
Accumulated other comprehensive income	817
Accumulated deficit	(300,443)

Total stockholders' equity	254,414

Total capitalization	$504,439

(1)
Interline Opco has a $100.0 million revolving loan facility with availability reduced by the amount of outstanding letters of credit. See "Description of Indebtedness." As of April 1, 2005, Interline Opco had $10.0 million of letters of credit issued under the existing credit facility.

(2)
The term loan under Interline Opco's credit facility has quarterly installment repayments equal to 1.0% of the principal amount on an annual basis during each of the first six years, with the balance payable in one final installment at the maturity date of the term loan. The term loan and revolving loan under the credit facility bear interest at floating rates. As of April 1, 2005, the interest rate in effect for the term loan under our credit facility was LIBOR plus 2.25%, or 5.37%. The term loan will mature on December 31, 2010, and the revolving loan will mature on May 31, 2008.

(3)
On July 7, 2005, Interline Opco amended its credit facility to permit the incurrence of an additional $50.0 million term loan, having substantially the same terms as the existing term loan. We used the proceeds from such term loan and $20.0 million of borrowings under the revolving loan facility to fund the Copperfield acquisition. As of April 1, 2005, after giving effect to the Copperfield acquisition as if it occurred on that date, $149.8 million of indebtedness would have been outstanding under the term loan and $37.0 million of indebtedness would have been outstanding under the revolving loan facility.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

        The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004 and the three months ended April 1, 2005 have been prepared by management and give effect to the IPO Transactions as if they had occurred as of January 1, 2004. See "Certain Relationships and Related Transactions—Reorganization Transactions." The pro forma condensed consolidated statements of operations do not reflect the Copperfield acquisition.

        The pro forma adjustments, which are based on available information and certain assumptions that we believe are reasonable under the circumstances, are applied to our historical consolidated financial statements. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to represent what our results of operations would actually have been had the transactions described above occurred on such date or to project our results of operations for any future period.

        The accompanying unaudited pro forma condensed consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 31, 2004
(dollars in thousands, except per share amounts)

	Historical	Adjustments		Pro Forma
Income Statement Data:
Net sales	$743,905			$743,905
Cost of sales	458,516			458,516

Gross profit	285,389			285,389
Operating expenses:
Selling, general and administrative expenses	202,084			202,084
Depreciation and amortization	12,600			12,600
IPO related expenses	9,215	$(9,215	)(a)	—

Operating income	61,490			70,705
Change in fair value of interest rate swaps	8,232	(8,232	)(b)	—
Loss on extinguishment of debt	(660)	660	(c)	—
Interest expense, net	(39,798)	9,476 6,821 488	(d) (b) (e)	(23,013)
Other income	454			454

Income before income taxes	29,718	18,428		48,146
Provision for income taxes	11,617	7,203	(f)	18,820

Net income	18,101	11,225		29,326
Preferred stock dividends	(54,389)	54,389	(g)	—

Net income (loss) attributable to common stockholders	$(36,288)	$65,614		$29,326

Net income (loss) per common share:
Basic	$(25.21)			$0.92
Diluted	(25.21)			0.91
Weighted average shares outstanding:
Basic	1,439,322			31,917,000
Diluted	1,439,322			32,102,820
Other Financial Data:
Adjusted EBITDA:
Net income	$18,101			$29,326
Interest expense (income) net	39,798			23,013
Change in fair value of interest rate swaps	(8,232)			—
Loss on extinguishment of debt	660			—
IPO related expenses	9,215			—
Provision for income taxes	11,617			18,820
Depreciation and amortization	12,600			12,600

Adjusted EBITDA:	$83,759			$83,759

See Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations on page 24.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Three Months Ended April 1, 2005
(dollars in thousands, except per share amounts)

	Historical	Adjustments		Pro Forma
Income Statement Data:
Net sales	$196,491			$196,491
Cost of sales	121,005			121,005

Gross profit	75,486			75,486
Operating expenses:
Selling, general and administrative	53,740			53,740
Depreciation and amortization	3,117			3,117

Operating income	18,629			18,629
Loss on extinguishment of debt	(10,340)	$10,340	(h)	—
Interest expense, net	(6,150)	441 15	(d) (e)	(5,694)
Other income	168			168

Income before income taxes	2,307	10,796		13,103
Provision for income taxes	914	4,275	(f)	5,189

Net income	1,393	6,521		7,914
Preferred stock dividends	—	—		—

Net loss attributable to common stockholders	$1,393	$6,521		$7,914

Net income (loss) per common share:
Basic	$0.04			$0.25
Diluted	0.04			0.24
Weighted average shares outstanding:
Basic	31,917,175			31,917,175
Diluted	32,313,188			32,313,188
Other Financial Data:
Adjusted EBITDA:
Net income (loss)	$1,393			$7,914
Interest expense (income) net	6,150			5,694
Loss on extinguishment of debt	10,340			—
Provision for income taxes	914			5,189
Depreciation and amortization	3,117			3,117

Adjusted EBITDA	$21,914			$21,914

See Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations on page 24.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

        The following adjustments have been reflected in the Unaudited Pro Forma Condensed Consolidated Statements of Operations:

          (a)   The elimination of (1) compensation expense representing the forgiveness of shareholder loans and the reimbursement of taxes on the loan forgiveness of $3.0 million and (2) one-time bonuses of approximately $6.2 million paid upon closing of our initial public offering because these expenses are non-recurring charges directly attributable to the IPO Transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Charges Relating to the IPO Transactions."

          (b)   The elimination of (1) the change in fair value of interest rate swaps and (2) the interest expense, in each case related to the interest rate swaps that were terminated as part of the IPO Transactions.

          (c)   The elimination of the loss on extinguishment of debt related to the write-off of debt refinancing costs in connection with our use of proceeds from our initial public offering in December 2004 to repay $31.3 million in term loans under our credit facility because these expenses consist of non-recurring charges directly attributable to such transactions.

          (d)   An adjustment to interest expense associated with our use of proceeds from our initial public offering to repay $31.3 million in term loans under our credit facility and to repurchase $70 million of our 11.5% notes, based upon an average borrowing rate of 4.8% on the term loans and 11.5% on the 11.5% notes.

          (e)   The elimination of the amortization of deferred financing fees associated with the long-term debt which was reduced with the net proceeds from our initial public offering.

          (f)    The impact on federal and state income taxes of the foregoing adjustment, at an assumed combined rate of 39.1% for the year ended December 31, 2004 and 39.6% for the three months ended April 1, 2005.

          (g)   The elimination of preferred stock dividends due to the reincorporation merger. Holders of Interline Opco's preferred stock received our common stock and cash in the merger, and we received shares of common stock and preferred stock of Interline Opco. In the reincorporation merger, holders of Interline Opco preferred stock received in the aggregate $55.0 million in cash and 19,183,321 shares of our common stock. Holders of Interline Opco preferred stock issued on May 16, 2000 received $2.38 in cash and 0.83097 shares of our common stock per share of Interline Opco preferred stock, and holders of Interline Opco preferred stock issued on September 29, 2000 received $2.26 in cash and 0.78944 shares of our common stock per share of Interline Opco preferred stock.

          (h)   The elimination of the loss on extinguishment of debt related to a redemption premium of $8.1 million and $2.3 million related to the write-off of debt refinancing costs in connection with our use of proceeds from our initial public offering to repurchase $70 million of our 11.5% notes in January 2005 because it consists of non-recurring charges directly attributable to such transactions.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The table below presents our selected historical consolidated financial data for fiscal 2000, 2001, 2002, 2003, and 2004 and for the three months ended March 26, 2004 and April 1, 2005. The selected historical consolidated financial data for fiscal 2000 and 2001 have been derived from our audited consolidated financial statements not included in this prospectus. The selected historical financial data for fiscal 2002, 2003 and 2004 have been derived from our audited financial statements included elsewhere in this prospectus. The selected historical consolidated financial data for the three months ended March 26, 2004 and April 1, 2005 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our unaudited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of these data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

        The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended					Three Months Ended
	December 29, 2000	December 28, 2001	December 27, 2002	December 26, 2003	December 31, 2004	March 26, 2004	April 1, 2005
	(dollars in thousands, except per share amounts)
Income Statement Data:
Net sales	$382,108	$609,356	$637,530	$640,138	$743,905	$172,604	$196,491
Cost of sales	230,783	384,153	401,212	395,894	458,516	106,881	121,005

Gross profit	151,325	225,203	236,318	244,244	285,389	65,723	75,486
Selling, general and administrative expenses	109,758	157,801	164,328	171,091	202,084	48,257	53,740
Depreciation and amortization	8,689	16,526	11,282	10,949	12,600	2,983	3,117
IPO related expenses	—	—	—	—	9,215	—	—
Special costs and expenses(1)	12,861	3,061	4,893	607	—	—	—

Operating income	20,017	47,815	55,815	61,597	61,490	14,483	18,629
Interest expense net	19,002	40,004	38,625	40,317	39,798	10,186	6,150
Change in fair value of interest rate swaps	—	6,874	5,825	(5,272)	(8,232)	(1,104)	—
Loss on extinguishment of debt	12,095	—	—	14,893	660	—	10,340
Other expense (income)	—	—	—	(40)	(454)	(136)	(168)

Income (loss) before income taxes	(11,080)	937	11,365	11,699	29,718	5,537	2,307
Provision (benefit) for income taxes	(1,607)	2,595	4,219	4,547	11,617	2,286	914

Income (loss) before accounting change	(9,473)	(1,658)	7,146	7,152	18,101	3,251	1,393
Cumulative effect on change in accounting principle	—	3,221	—	—	—	—	—

Net income (loss)	(9,473)	(4,879)	7,146	7,152	18,101	3,251	1,393
Preferred stock dividends	15,509	37,024	42,470	48,623	54,389	13,261	—
Net income (loss) applicable to common stockholders	$(24,982)	$(41,903)	$(35,324)	$(41,471)	$(36,288)	$(10,010)	$1,393

Earnings Per Share Data:
Net income (loss) per common share:
Basic	$(123.86)	$(638.84)	$(538.55)	$(632.74)	$(25.21)	$(153.00)	$0.04
Diluted	(123.86)	(638.84)	(538.55)	(632.74)	(25.21)	(153.00)	0.04
Weighted average shares outstanding, in thousands:
Basic	201,689	65,592	65,592	65,540	1,439,322	65,425	31,917,175
Diluted	201,689	65,592	65,592	65,540	1,439,322	65,425	32,313,188

Other Financial Data:
Adjusted EBITDA(2)	$28,706	$64,341	$67,097	$72,586	$83,759	$17,602	$21,914
Capital expenditures	5,572	8,214	4,944	4,556	6,763	1,429	1,543
Capital expenditures as a percentage of net sales	1.5%	1.3%	0.8%	0.7%	0.9%	0.8%	0.8%
Balance Sheet Data (as of end of period):
Cash and cash equivalents	$5,909	$3,327	$5,557	$1,612	$69,178	$14,143	$10,198
Working capital	124,919	120,728	123,284	152,762	253,352	155,026	188,012
Total assets	526,080	546,308	551,718	565,282	673,380	578,783	615,667
Total debt	331,793	326,070	326,024	341,525	303,275	339,775	250,025
Senior preferred stock	251,708	288,732	331,202	379,612	—	392,873	—
Stockholders' equity (deficiency)	(147,809)	(189,092)	(223,683)	(264,536)	252,899	(274,557)	254,414

(1)
Special costs and expenses consist of costs associated with acquisition and recapitalization activities, including integration and assimilation expenses, severance payments and transaction fees and expenses.

(2)
Adjusted EBITDA represents net income plus interest expense, change in fair value of interest rate swaps, cumulative change in accounting principle, loss on extinguishment of debt, provision for income taxes, IPO related expenses and depreciation and amortization. Adjusted EBITDA differs from earnings before interest, taxes, depreciation and amortization (or EBITDA) and may not be comparable to EBITDA or Adjusted EBITDA as reported by other companies. The computation of Adjusted EBITDA is as follows:

	Fiscal Year Ended					Three Months Ended
	December 29, 2000	December 28, 2001	December 27, 2002	December 26, 2003	December 31, 2004	March 26, 2004	April 1, 2005
	(dollars in thousands)
Net income (loss)	$(9,473)	$(4,879)	$7,146	$7,152	$18,101	$3,251	$1,393
Interest expense (income), net	19,002	40,004	38,625	40,317	39,798	10,186	6,150
Change in fair value of interest rate swaps	—	6,874	5,825	(5,272)	(8,232)	(1,104)	—
Cumulative effect of change in accounting principle	—	3,221	—	—	—	—	—
Loss on extinguishment of debt	12,095	—	—	14,893	660	—	10,340
IPO related expenses	—	—	—	—	9,215	—	—
Provision (benefit) for income taxes	(1,607)	2,595	4,219	4,547	11,617	2,286	914
Depreciation and amortization	8,689	16,526	11,282	10,949	12,600	2,983	3,117

Adjusted EBITDA	$28,706	$64,341	$67,097	$72,586	$83,759	$17,602	$21,914

        Adjusted EBITDA is presented herein because we believe it to be relevant and useful information to our investors as it is used by our management to evaluate the operating performance of our business and compare our operating performance with that of our competitors. Management also uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and as one of the target elements in our compensation incentive programs. Adjusted EBITDA excludes certain items, including change in fair value of interest rate swaps, loss on extinguishment of debt and IPO related expenses that relate to financing transactions and that we believe are not indicative of our core operating results. We therefore utilize Adjusted EBITDA as a useful alternative to net income as an indicator of our operating performance. However, Adjusted EBITDA is not a measure of financial performance under GAAP and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income. While we believe that some of the items excluded from Adjusted EBITDA are not indicative of our core operating results, these items do impact our income statement, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income and gross profit.

Reconciliation of Average Organic Daily Sales to Net Sales

        Average organic daily sales is defined as sales for a period of time divided by the number of shipping days in that period of time, excluding any sales from acquisitions made subsequent to the beginning of the prior fiscal year and the effect of the freight reclassification announced in the third quarter of 2003. The computation of Average Organic Daily Sales is as follows:

	Quarter Ended			Fiscal Year Ended
	April 1, 2005	March 26, 2004	% Variance	December 31, 2004	December 26, 2003	% Variance
	(dollars in thousands except for percentage)
Net Sales	$196,491	$172,604	13.8%	$743,905	$640,138	16.2%

Less: Florida Lighting	—	—		(32,274)	—
Freight Revenue Reclassification	—	—		(2,745)	—

Organic Sales	$196,491	$172,604	13.8%	$708,886	$640,138	10.7%

Daily Sales:
Ship Days	65	64		256	252
Average Daily Sales(1)	$3,023	$2,697	12.1%	$2,906	$2,540	14.4%

Average Organic Daily Sales(2)	$3,023	$2,697	12.1%	$2,769	$2,540	9.0%

(1)
Average daily sales is defined as sales for a period of time divided by the number of shipping days in that period of time.

(2)
Average organic daily sales is defined as sales for a period of time divided by the number of shipping days in that period of time, excluding any sales from acquisitions made subsequent to the beginning of the prior fiscal year and the effect of the freight reclassification announced in the third quarter of 2003.

        Average organic daily sales is presented herein because we believe it to be relevant and useful information to our investors since it is used by our management to evaluate the operating performance of our business as adjusted to exclude the impact of the Florida Lighting acquisition and certain changes in accounting principles and to compare our organic operating performance with that of our competitors. However, average organic daily sales is not a measure of financial performance under GAAP, and it should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net sales. Management utilizes Average Organic Daily Sales as an operating performance measure in conjunction with GAAP measures such as net sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with "Selected Historical Consolidated Financial Data" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See "Forward-Looking Statements."

Overview

        As a leading national distributor and direct marketer of over 45,000 specialty MRO products, we sell to approximately 150,000 active customer accounts. Our highly diverse customer base includes facilities maintenance customers, professional contractors and specialty distributors. Our customers range in size from individual contractors and independent hardware stores to apartment management companies and national purchasing groups.

        The MRO distribution industry is an approximately $300 billion market, and encompasses the supply of a wide range of plumbing, electrical, hardware, security hardware, HVAC and other products. Our industry is highly fragmented and composed of small, local and regional companies. Within our industry, we focus on serving customers in three principal end markets: facilities maintenance, professional contractors and specialty distributors. We estimate that the markets we serve are approximately $80 billion in the aggregate.

        We market and sell our products primarily through eight distinct and targeted brands. Our multi-brand operating model, which we believe is unique in the industry, allows us to use a single platform to deliver tailored products and services to meet the individual needs of each respective customer group served. We reach our markets using a variety of sales channels.

Critical Accounting Policies

        In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make certain estimates, judgments and assumptions. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates these estimates and assumptions. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable at the time the estimates and assumptions are made. Actual results may differ from these estimates and assumptions under different circumstances or conditions. The significant accounting policies that management believes are the most critical in order to fully understand and evaluate our financial position and results of operations include the following policies.

Estimating Allowances for Doubtful Accounts

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability to collect outstanding amounts from customers. The allowances include specific amounts for those accounts that are likely to be uncollectible, such as accounts of customers in bankruptcy and general allowances for those accounts that management currently believes to be collectible but later become uncollectible. Estimates are used to determine the allowances for bad debts and are based on historical collection experience, current economic trends, credit worthiness of customers and changes in customer payment terms. Adjustments to credit limits are made based upon payment history and our customers' current credit worthiness. If the financial condition of our customers were to deteriorate, allowances may be needed that will increase selling, general and administrative expenses and decrease accounts receivable. As of December 31, 2004 and April 1, 2005, the allowance for doubtful accounts totaled $6.9 million and $7.0 million, respectively.

Estimating Write-offs for Excess and Obsolete Inventory

        Inventories are valued at the lower of cost or market. We determined inventory cost using the average cost method. We adjust inventory for excess and obsolete inventory and for the difference by which the cost of the inventory exceeds the estimated market value. In order to determine the adjustments, management reviews inventory quantities on hand, slow movement reports and sales history reports. Management estimates the required adjustment based on estimated demand for products and market conditions. To the extent historical results are not indicative of future results and if events occur that affect our relationships with vendors or the salability of our products, additional write-offs may be needed that will increase our cost of sales and decrease inventory.

Impairment of Goodwill, Intangibles and Other Long-Lived Assets

        Management assesses the recoverability of our goodwill, identifiable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (1) significant underperformance relative to expected historical or projected future operating results; (2) significant negative industry or economic trends; (3) a significant increase in competition; and (4) a significant increase in interest rates on debt. If the recoverability of these assets is unlikely because of the existence of one or more of the above mentioned factors, an impairment analysis is performed using a projected discounted cash flow method. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these respective assets. If these estimates or related assumptions change in the future, we may be required to record an impairment charge. Impairment charges would be included in corporate general and administrative expenses in our statements of operations, and would result in reduced carrying amounts of the related assets in our balance sheets.

Legal Contingencies

        From time to time, in the course of our business, we become involved in legal proceedings. In accordance with SFAS 5 "Accounting for Contingencies," if it is probable that, as a result of a pending legal claim, an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve the claim is recorded in accrued expenses in our balance sheets. Professional fees related to legal claims are included in general and administrative expenses in our statements of operations. Management, with the assistance of outside counsel, determines whether it is probable that a liability from a legal claim has been incurred and estimates the amount of loss. The analysis is based upon potential results, assuming a combination of litigation and settlement strategies. As discussed in Note 11 to our audited consolidated financial statements included in this prospectus, management does not believe that currently pending proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions related to these proceedings.

Derivative Financial Instruments

        We periodically enter into derivative financial instruments, including interest rate exchange agreements, or swaps, to manage exposure to fluctuations in interest rates on our debt. In December 2004, in conjunction with our initial public offering, we terminated all interest rate exchange agreements, or swaps. Under our former swap agreements we paid a fixed rate on the notional amount to a bank and the bank paid us a variable rate on the notional amount equal to a base LIBOR rate.

These interest rate swaps did not qualify for hedge accounting under SFAS 133 "Accounting for Derivative Statements and Hedging Activities," and were recorded at fair value in our balance sheet with changes in the fair value reflected in non-operating expense. The fair market value of these instruments is determined by quotes obtained from the related counter parties.

Charges Relating to the IPO Transactions

        In connection with the IPO Transactions, we granted to members of our senior management team an aggregate of 175,820 restricted stock awards. The restricted stock awards vest, contingent upon the executive's continued employment, in one-third installments over three years provided we attain pre-established annual percentage increases in our earnings per share as established by our compensation committee prior to the grant of the restricted stock awards. The restricted stock awards will also vest if the executive remains in our employ for seven years on the seventh anniversary of the date of grant. As a result of the restricted stock awards, we will incur non-cash charges against earnings totaling approximately $2.6 million in one-third installments over three years provided that we attain pre-established annual increases in our earnings per share as established by our compensation committee prior to the grant of the restricted stock awards. In addition, we granted to two directors an aggregate of 10,000 restricted stock awards. Such awards vest pro rata over two years. We also forgave loans to our executive officers in the aggregate amount of approximately $1.9 million and made additional cash payments of approximately $1.1 million in respect of their tax obligations arising from such loan forgiveness, which resulted in a charge to earnings of approximately $3.0 million in the fourth quarter of 2004. In addition, we paid a one-time bonus upon the closing of our initial public offering to eleven of our senior employees equal to approximately $6.2 million in the aggregate, which resulted in a charge to earnings in the fourth quarter of 2004. As a result, we incurred charges to earnings of approximately $9.2 million in the fourth quarter of 2004. See "Management—Incentive Plans—2004 Equity Incentive Plan."

        As part of our initial public offering, we redeemed $70.0 million of the 11.5% notes in January 2005. In connection with the redemption, we recorded a loss on extinguishment of debt of $10.3 million, consisting of the write-off of deferred financing costs of $2.3 million and the premium of $8.1 million.

Recent Developments

        On July 7, 2005, we acquired Copperfield, a national distributor and direct marketer of specialty ventilation and chimney repair and replacement products, for $70.0 million in cash (subject to working capital adjustments). Copperfield's annual sales for fiscal 2004 were $41.0 million. Concurrently, Interline Opco amended its credit facility to permit the incurrence of an additional $50.0 million term loan, having substantially the same terms as the existing term loan. We used the proceeds from such term loan and $20.0 million of borrowings under the revolving loan facility under Interline Opco's credit facility to fund the Copperfield acquisition.

        We have not completed the process of performing our allocation of the purchase price. Our historical financial results will not be indicative of our future results because of the impact of the Copperfield acquisition.

Results of Operations

        The following table sets forth each of the line items of our statement of operations in dollar amounts and as a percentage of net sales for the periods indicated:

	Fiscal Year Ended						Three Months Ended
	December 27, 2002		December 26, 2003		December 31, 2004		March 26, 2004		April 1, 2005
	$	%	$	%	$	%	$	%	$	%
	(dollars in thousands)
Net sales	$637,530	100.0%	$640,138	100.0%	$743,905	100.0%	$172,604	100.0%	$196,491	100.0%
Cost of sales	401,212	62.9	395,894	61.8	458,516	61.6	106,881	61.9	121,005	61.6

Gross profit	236,318	37.1	244,244	38.2	285,389	38.4	65,723	38.1	75,486	38.4
Selling, general and administrative expenses	164,328	25.8	171,091	26.7	202,084	27.2	48,257	28.0	53,740	27.4
Depreciation and amortization	11,282	1.8	10,949	1.7	12,600	1.7	2,983	1.7	3,117	1.6
IPO related expenses	—	0.0	—	0.0	9,215	1.2	—	0.0	—	0.0
Special costs and expenses	4,893	0.8	607	0.1	—	0.0	—	0.0	—	0.0

Operating income	55,815	8.8	61,597	9.6	61,490	8.3	14,483	8.4	18,629	9.5
Change in fair value of interest rate swaps	5,825	0.9	(5,272)	(0.8)	(8,232)	(1.1)	(1,104)	(0.6)	—	0.0
Loss on extinguishment of debt	—	0.0	14,893	2.3	660	0.1	—	0.0	10,340	5.3
Interest expense, net	38,625	6.1	40,317	6.3	39,798	5.3	10,186	5.9	6,150	3.1
Other expense (income)	—	0.0	(40)	(0.0)	(454)	(0.1)	(136)	(0.1)	(168)	(0.1)

Income (loss) before income taxes	11,365	1.8	11,699	1.8	29,718	4.0	5,537	3.2	2,307	1.2
Provision (benefit) for income taxes	4,219	0.7	4,547	0.7	11,617	1.6	2,286	1.3	914	0.5

Net income (loss)	$7,146	1.1%	$7,152	1.1%	$18,101	2.4%	$3,251	1.9%	$1,393	0.7%

        The following discussion refers to the terms average daily sales and average organic daily sales. Average daily sales is defined as sales for a period of time divided by the number of shipping days for that period of time. Average organic daily sales refers is defined as sales for a period of time divided by the number of shipping days in that period of time, excluding any sales from acquisitions made subsequent to the beginning of the prior fiscal year and the effect of the freight reclassification announced in the third quarter of 2003. Average organic daily sales growth is not a measure of performance under GAAP. For a reconciliation of average organic daily sales growth to GAAP-based financial measures, see "Selected Historical Consolidated Financial Data—Reconciliation of Average Organic Daily Sales."

Three Months Ended April 1, 2005 Compared to Three Months Ended March 26, 2004

  Overview

        The first quarter of 2005 showed continued improvement in most of our key operating metrics. Sales grew 13.8% in the first quarter compared to the prior year period and 12.1% on an average organic daily sales basis. We were able to achieve this sales performance due to the continued success of our organic growth initiatives, which include expanding our field sales force, continued success of our national accounts and supply chain initiatives, and increasing customer demand for new product introductions in HVAC equipment and private label faucets. Our professional contractor market remains strong posting an average daily sales growth rate of 18.8%. Our facilities maintenance markets also continue to improve, due primarily to improving occupancy in the multi-family housing sector. We also showed continued improvement in gross profit margins, which increased 34 basis points to 38.4% of sales for the quarter. This gross margin improvement combined with effective cost controls in logistics and operations led to an improvement in operating expense leverage of 75 basis points, resulting in improved operating income. As a result of the significant debt reduction associated with our initial public offering last quarter, interest expense was $3.9 million lower than the prior year period. While we added inventory during the quarter to support increased growth and high service levels, we were able to show continued improvement in our return on invested capital.

  Net Sales

        Our net sales increased by $23.9 million, or 13.8%, to $196.5 million in the three months ended April 1, 2005 from $172.6 million in the three months ended March 26, 2004. During 2005, we had one more shipping day than during the prior year period. Average daily sales were $3.0 million in the three months ended April 1, 2005 and $2.7 million in the three months ended March 26, 2004, a 12.1% increase. The sales increase was attributable to improved demand for our products, new sales and growth initiatives and to price increases. Our strongest sales growth this quarter was in the professional contractor market, which grew 18.9%, followed by 11.4% growth in the facilities maintenance market and 4.9% sales growth in our specialty distributor market.

  Gross Profit

        Gross profit increased by $9.8 million, or 14.9%, to $75.5 million in the three months ended April 1, 2005 from $65.7 million in the three months ended March 26, 2004. Gross profit margin increased to 38.4% for the three months ended April 1, 2005 compared to 38.1% for the three months ended March 26, 2004. This improvement in our gross profit margin is a result of overall higher selling margins related to our successful private label program and favorable merchandising programs, as well as increased efficiencies at our national distribution center over the comparable prior year period.

  Selling, General and Administrative Expenses

        SG&A expenses increased by $5.5 million, or 11.4%, to $53.7 million in the three months ended April 1, 2005 from $48.3 million in the three months ended March 26, 2004. Certain expenses within SG&A, such as the costs of running distribution centers, delivery expenses and selling expenses fluctuate with sales volume. The increase in SG&A expenses were made up of these increases as well as increased investment in new sales and marketing initiatives. SG&A expenses as a percentage of sales improved 70 basis points to 27.3% in the three months ended April 1, 2005 from 28.0% in the three months ended March 26, 2004. This operating leverage is a result of operating efficiencies at our regional distribution centers—specifically distribution center labor and freight costs—as well as the overall leveraging of our labor and benefit plan costs, partially offset by our continued investment in our growth initiatives.

  Depreciation and Amortization

        Depreciation and amortization expense increased by $0.1 million, or 5.0%, to $3.1 million in the three months ended April 1, 2005 from $3.0 million in the three months ended March 26, 2004.

  Operating Income

        As a result of the foregoing, operating income increased by $4.1 million, or 28.6%, to $18.6 million in the three months ended April 1, 2005 from $14.5 million in the three months ended March 26, 2004.

  Change in Fair Value of Interest Rate Swaps

        Our interest rate swaps were terminated at the time of our initial public offering, described below, in December 2004. As such, changes in fair value of interest rate swaps were zero in the three months ended April 1, 2005 compared to a gain of $1.1 million in the three months ended March 26, 2004. Theses gains are related to changes in the market value of our interest rate swap instruments. The non-cash gains were attributable to changes in market conditions, including but not limited to fluctuations in interest rates, general market volatility and the remaining tenor of our instruments.

  Interest Expense

        Interest expense decreased by $3.9 million in the three months ended April 1, 2005 to $6.3 million from $10.2 million in the three months ended March 26, 2004. The net decrease was attributed to lower debt balances associated with the early extinguishment of $70.0 million of the 11.5% notes in January 2005 and the pay down of $31.3 million of our term loan, as well as lower interest expense associated with the termination of our interest rate swaps and the write-off of deferred financing costs—all associated with our initial public offering.

  Loss on Extinguishment of Debt

        As part of our initial public offering, we redeemed $70.0 million of the 11.5% notes in January 2005. This redemption was made 30 days after the closing of our initial public offering, in accordance with the redemption provision of the indenture governing the notes. In connection with the redemption, we recorded a $10.3 million loss on the early extinguishment of debt in the first fiscal quarter of 2005.

  Provision for Income Taxes

        The provision for income taxes was $0.9 million in the fiscal three months ended April 1, 2005 compared to a provision of $2.3 million in the three months ended March 26, 2004. The effective tax rate for the three months ended April 1, 2005 was 39.6% compared to 41.3% in the three months ended March 26, 2004. The decrease in the effective tax rate was due primarily to a decrease in our state income taxes and foreign income taxes partially offset by an increase in non-deductible expenses.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 26, 2003

  Overview

        Net sales for fiscal 2004 were $743.9 million, an increase of 16.2% over fiscal 2003. As the economy strengthened throughout the year, we saw improvement in our facilities maintenance, professional contractor and specialty distributors markets. We also experienced market share gains in each of these markets due to the success of the numerous growth initiatives we put in place throughout the year, and due to the Florida Lighting acquisition, which we completed in November 2003. Our organic growth initiatives include the expansion of our national accounts program, the opening of new contractor showrooms, product line expansion (specifically our appliance and HVAC product lines) and the addition of telesales and field sales representatives.

        Interline's average organic daily sales, which is our measure of comparable period revenue growth without acquisitions, increased 11.8% for the fourth quarter of 2004 and 9% for the full fiscal year. We believe this measurement indicates that Interline is growing at a faster rate than the economy, and that our growth rate has continued to improve throughout the year. Average organic daily sales growth is not a measure of performance under GAAP. For a reconciliation of average organic daily sales growth to GAAP based financial measures, see "Selected Historical Consolidated Financial Data—Reconciliation of Average Organic Daily Sales."

        Fiscal 2004 also showed improvement in key profitability metrics. Gross profit margin improved 20 basis points compared to 2003. Excluding one-time expenses related to our initial public offering in December, operating income increased $9.1 million or 14.8% over the prior year period and Adjusted EBITDA increased from $72.6 million to $83.8 million, or 15.4%, over the prior year period. Adjusted EBITDA is not a measure of financial performance under GAAP. For a reconciliation of Adjusted EBITDA to GAAP-based financial measures, see Note 2 to Summary Historical and Unaudited Pro Forma Consolidated Financial Data included in this prospectus.

  Net Sales

        Our net sales increased by $103.8 million, or 16.2%, to $743.9 million in fiscal 2004 from $640.1 million in fiscal 2003. During fiscal 2004, we had 4 more shipping days than during fiscal 2003. Average daily sales were $2.9 million in fiscal 2004 and $2.5 million in fiscal 2003, a 14.4% increase. The $103.8 million sales increase included $32.3 million from our Florida Lighting acquisition referenced above and $2.7 million in reclassified freight revenues and costs. Prior to July 2003, freight revenue was recorded as a reduction of freight costs. The remaining increase was attributable to improved demand for our products, new sales and growth initiatives and price increases. During the third quarter of 2003, we reclassified freight revenue from selling, general and administrative expenses to net sales, in order to more properly reflect that these amounts are revenues earned for our products provided. This reclassification did not have an effect on operating income. However, on a prospective basis, it increases both net sales and selling, general and administrative costs and reduces our operating margin.

  Gross Profit

        Gross profit increased by $41.1 million, or 16.8%, to $285.4 million in fiscal 2004 from $244.2 million in fiscal 2003. Gross profit margin increased to 38.4% for fiscal 2004 from 38.2% for fiscal 2003. This improvement in our gross profit margin is related to having a full year of higher margin Florida Lighting sales, increased sales in our private label program and favorable merchandising offset by higher sales of HVAC equipment and water heaters, which generally carry lower gross margins.

  Selling, General and Administrative Expenses

        SG&A expenses increased by $31.0 million, or 18.1%, to $202.1 million in fiscal 2004 from $171.1 million in fiscal 2003. Increased SG&A expenses related to our Florida Lighting acquisition accounted for $11.2 million of the $31.0 million increase, and $2.7 million of the increase was attributable to the freight revenue reclassification previously discussed under "Net Sales." Certain expenses within SG&A, such as the costs of running distribution centers, delivery expenses and selling expenses fluctuate with sales volume, and these items along with increased investment in new sales and marketing initiatives accounted for the remainder of the increase.

  Depreciation and Amortization

        Depreciation and amortization expense increased by $1.7 million, or 15.1%, to $12.6 million in fiscal 2004 from $10.9 million in fiscal 2003. This was primarily due to a change in accounting estimates made in the third quarter of 2003 to change the estimated useful life of certain acquired customer lists to 17 years from 40 years, and the amortization associated with our Florida Lighting acquisition.

  IPO Related Expenses

        These expenses consist of $2.9 million for forgiveness of shareholder loans and $6.2 million for one-time bonuses to senior employees in connection with our initial public offering transaction discussed below.

  Special Costs and Expenses

        There were no special costs and expenses during fiscal 2004 and $0.6 million in fiscal 2003. Special costs and expenses in 2003 consisted of non-recurring costs incurred in connection with the Barnett Acquisition.

  Operating Income

        As a result of the foregoing, operating income decreased by $0.1 million, or 0.2%, to $61.5 million in fiscal 2004 from $61.6 million in fiscal 2003. Excluding the effect of IPO Related Expenses of $9.2 million, operating income increased by $9.1 million, an increase of 14.8% over the prior year period.

  Change in Fair Value of Interest Rate Swaps

        We recorded a gain of $8.2 million in fiscal 2004 and $5.3 million in fiscal 2003 related to changes in the market value of our interest rate swap instruments. The non-cash gains were attributable to changes in market conditions, including but not limited to fluctuations in interest rates, general market volatility and the remaining tenor of our instruments. Our interest rate swaps were terminated at the time of our initial public offering.

  Interest Expense

        Interest expense decreased by $0.6 million in fiscal 2004 to $39.9 million from $40.5 million in fiscal 2003. This net decrease was attributable to lower average debt balances, the result of termination of the interest rate swap agreements and the pay down of $31.3 million of our term loan and the write-off of related deferred financing costs in December 2004.

  Loss on Extinguishment of Debt

        In connection with our initial public offering and amendment of our senior credit facility, we recorded an expense of $0.7 million for the early extinguishment of debt. This expense resulted from the write-off of the unamortized loan fees on our former credit facility. As part of our initial public offering, we redeemed $70.0 million of the 11.5% notes in January 2005. This redemption was made 30 days after the closing of our initial public offering, in accordance with the redemption notice and required by the indenture governing the notes. In connection with the redemption, we recorded a $10.3 million loss on the early extinguishment of debt in the first quarter of 2005.

  Provision for Income Taxes

        The provision for income taxes was $11.6 million in fiscal 2004 compared to a provision of $4.5 million in fiscal 2003. The effective tax rate for fiscal 2004 was 39.1% compared to 39.0% in fiscal 2003. The increase in the effective tax rate was due primarily to an increase in state income taxes offset by a decrease in foreign income taxes.

Fiscal Year Ended December 26, 2003 Compared to Fiscal Year Ended December 27, 2002

  Overview

        Net sales in fiscal 2003 of $640.1 million compared to $637.5 million in fiscal 2002. Given the political and economic uncertainties we faced at the beginning of fiscal 2003, we approached the year with a strong emphasis on customer retention, cost control and working capital management. Our two primary markets, facilities maintenance and professional contractors, both experienced declining sales for the first two fiscal quarters. Having completed the integration of Barnett (acquired in 2000) onto our common information and logistics platform, we focused our efforts on eliminating cost and gaining efficiencies by standardizing our common products for all of our brands, eliminating redundant operating expenses and maximizing the scale efficiencies of our common fulfillment platform. Completing the Barnett integration also allowed us to focus heavily on working capital management, and we successfully reduced our inventory investment by $9.2 million by the end of fiscal 2003, excluding the Florida Lighting transaction described below. By the beginning of the fourth fiscal quarter, several of our key markets began to recover. Stronger revenue growth in the fourth quarter allowed us to finish fiscal 2003 with revenues even with fiscal 2002 levels. Despite flat sales, operating income increased 10.4% for the year. In November 2003, we acquired Florida Lighting, a direct marketer and distributor of lighting and electrical products based in Pompano Beach, Florida, in an asset purchase. Through its SunStar and AF Lighting catalog brands, Florida Lighting distributes its products to over 6,000 electrical contractors, lighting showrooms and retailers throughout North America. During fiscal 2003, we consolidated distribution centers in Denver and New York. We also made additional investments to expand our successful national accounts program beyond the multi-family housing industry to other facilities markets, such as healthcare, lodging and commercial office owners.

  Net Sales

        Our net sales grew by $2.6 million, or 0.4%, to $640.1 million in fiscal 2003 from $637.5 million in fiscal 2002. Average daily sales were $2.5 million both in fiscal 2002 and 2003. During the third quarter of 2003, we reclassified freight revenue from selling, general and administrative costs to net sales. This reclassification did not have an effect on operating income. However, on a prospective basis it increases both net sales and selling, general and administrative costs. The effect of this reclassification in fiscal 2003 was $2.3 million. After adjusting for the effect of this freight reclassification and the Florida Lighting acquisition, which occurred at the end of November 2003, and represents less than 0.5% of our sales in 2003, sales were relatively level compared with the prior year.

  Gross Profit

        Gross profit increased by $7.9 million, or 3.4%, to $244.2 million in fiscal 2003 from $236.3 million in fiscal 2002. As a percentage of net sales, gross profit increased by 110 basis points to 38.2% in fiscal 2003 compared to 37.1% in fiscal 2002. This improvement is due to several factors including changes in product mix, the expansion of our private label programs, and the reclassification of freight revenue.

  Selling, General and Administrative Expenses

        SG&A expenses increased by $6.8 million, or 4.1%, to $171.1 million in fiscal 2003 from $164.3 million in fiscal 2002. As a percentage of net sales, these expenses represented 26.7% in fiscal 2003 compared to 25.8% in fiscal 2002. SG&A expenses were increased during the period by the effect of the $2.3 million freight reclassification referred to above. On a comparable basis, excluding the effect of this reclassification, SG&A expenses increased $4.5 million, or 2.8%, in fiscal 2003. This increase is primarily associated with higher freight costs, increases in health care costs and an incremental investment in our national accounts program.

  Depreciation and Amortization

        Depreciation and amortization expense decreased $0.4 million to $10.9 million in fiscal 2003 from $11.3 million in fiscal 2002. This was primarily due to the net effect of the roll-off of fully depreciated assets and a change in accounting estimates made in the third quarter of 2003 to decrease the estimated useful life of certain acquired customer lists to 17 years, as described in Note 3 to our audited consolidated financial statements included in this prospectus.

  Special Costs and Expenses

        Special costs and expenses were $0.6 million during fiscal 2003 compared to $4.9 million in fiscal 2002. Special costs and expenses in both of these periods consisted of non-recurring costs incurred in connection with our acquisition of Barnett. These costs included the termination of leases for real property, write-off of inventory associated with our planned vendor consolidation efforts, relocation of executive and administrative functions, payment of employee severance, integration of management information systems, physical relocation of inventory and related consulting costs. The significant decrease from fiscal 2002 was due to the fact that the consolidation of the Barnett Acquisition was substantially completed in fiscal 2002.

  Operating Income

        As a result of the foregoing, operating income increased by $5.8 million, or 10.4%, to $61.6 million in fiscal 2003 from $55.8 million in fiscal 2002.

  Change in Fair Value of Interest Rate Swaps

        We recorded a gain of $5.3 million in fiscal 2003 and a loss of $5.8 million in fiscal 2002 related to changes in the market value of our interest rate swap instruments. The non-cash gain and loss recorded were attributable to changes in market conditions including but not limited to fluctuations in interest rates, general market volatility and the remaining tenor of our instruments.

  Interest Expense

        Interest expense increased by $1.7 million in fiscal 2003 to $40.5 million from $38.8 million in fiscal 2002. This increase was attributable to higher average debt balances and incrementally higher interest costs associated with our entry into a new credit facility and issuance of $200.0 million aggregate principal amount 11.5% notes in May 2003 as part of the Refinancing Transactions. See "Liquidity and Capital Resources."

  Loss on Extinguishment of Debt

        In connection with our Refinancing Transactions, we recorded an expense of $14.9 million for the early extinguishment of debt. This expense resulted from the write-off of the unamortized loan fees and discount relating to our former credit facility and the redemption premium incurred upon redemption of our 16% senior subordinated notes due September 29, 2008, as part of the refinancing transactions that occurred in May 2003 (the "Refinancing Transactions").

  Provision for Income Taxes

        The provision for income taxes was $4.5 million and $4.2 million in fiscal 2003 and 2002, respectively. The effective tax rate for fiscal 2003 was 39%.

Liquidity and Capital Resources

        Historically, our capital requirements have been for debt service obligations, acquisitions, the expansion and maintenance of our distribution network, upgrades of our proprietary information systems and working capital requirements. We expect this to continue in the foreseeable future. Historically, we have funded these requirements through internally generated cash flow and funds borrowed under our credit facility. We expect our cash flow from operations and the loan availability under our credit facility to be our primary source of funds in the future. Letters of credit, which are issued under the revolving loan facility under our credit facility, are used to support payment obligations incurred for our general corporate purposes.

        We are a holding company whose only asset is the stock of our subsidiaries. We conduct virtually all of our business through Interline Opco. Accordingly, our only material sources of cash are dividends and distributions from Interline Opco that are derived from the earnings and cash flow of Interline Opco. The debt instruments of Interline Opco, primarily the credit facility and the indenture governing the terms of the 11.5% notes, contain significant restrictions on the payment of dividends and distributions to us by Interline Opco. In particular, Interline Opco's credit facility prevents it from paying dividends, making distributions to us or making investments in us. However, ordinary course distributions for overhead and taxes are permitted, as are (provided Interline Opco is not in default) annual payments of up to $7.5 million in respect of our stock option plans and annual payments of up to $40 million depending on the pro forma net leverage ratio of the previous quarter. In addition, the indenture for the 11.5% notes restricts the ability of Interline Opco to pay distributions or dividends to us and to make advances to, or investments in, us. Dividends, distributions and investments are permitted in an amount generally limited to 50% of the net income of Interline Opco, plus an amount equal to the net proceeds from certain equity issuances if Interline Opco is in compliance with a leverage ratio and is not in default. In addition, there are certain other permitted payments, including an ability to make distributions of up to $10 million.

        Net cash used in operating activities was $1.4 million for fiscal 2004 compared to net cash provided by operating activities of $33.1 million in the comparable prior year period. Net cash provided by operating activities for fiscal 2004 was lower than fiscal 2003 as a result of our increased investment in inventory associated with our sales growth and an increase in trade accounts receivable associated with this sales growth. During fiscal 2004, inventory increased $26.2 million versus a decrease of $9.1 million in fiscal 2003 due to our higher sales volume and an incremental investment of approximately $6.0 million in inventory for new product initiatives and opportunistic year-end purchases. The increase for fiscal 2004 was approximately 22.0% and was in line with our sales growth.

        Net cash provided by operating activities was $3.2 million for the three months ended April 1, 2005 compared to net cash provided by operating activities of $16.2 million in the three months ended March 26, 2004. Net cash provided by operating activities for the three months ended April 1, 2005 was lower than the prior year period primarily as a result of our investment in working capital, specifically inventory and higher trade account receivable balances, in support of our 13.8% sales growth as well as an increase of $6.3 million in cash tax requirements. This was offset in part by $3.9 million of lower interest expense associated with our lower average debt balances, which were reduced using proceeds from our initial public offering.

        Net cash used in investing activities was $7.3 million in fiscal 2004 compared to $26.8 million in fiscal 2003. Net cash used in investing activities in fiscal 2004 was primarily attributable to capital expenditures made in the ordinary course of business. For fiscal 2003, cash used in investing activities was attributable to purchases of businesses and investments of $22.2 million and capital expenditures made in the ordinary course of business.

        Net cash used in investing activities was $2.6 million in the three months ended April 1, 2005 compared to $1.7 million in the three months ended March 26, 2004. Net cash used in investing activities in the three months ended April 1, 2005 and the three months ended March 26, 2004 were primarily attributable to capital expenditures made in the ordinary course of business and costs related to purchases of businesses accrued in prior periods.

        Net cash provided by financing activities totaled $76.0 million for fiscal 2004 compared to net cash used in financing activities of $11.0 million in fiscal 2003. Net cash provided by financing activities for fiscal 2004 was attributable to our initial public offering described below, and partially offset by scheduled amortization payments on our senior credit facility of $7.0 million during fiscal 2004. Net cash used in financing activities for fiscal 2003 was primarily attributable to our Refinancing Transactions described below.

        Net cash used in financing activities totaled $59.5 million for the three months ended April 1, 2005 compared to net cash used in financing activities of $2.0 million in the three months ended March 26, 2004. Our higher net cash used in financing activities for the three months ended April 1, 2005 was primarily attributable to our redemption of $70.0 million of the 11.5% notes and $8.1 million in related redemption premiums partially offset by $17.0 million net borrowings on our credit facility and $2.3 million received in January 2005 from the sale of shares to the underwriters in our initial public offering upon exercise of the over-allotment option, net of expenses.

Our Initial Public Offering and Related Transactions

        In December 2004, we successfully completed our initial public offering and amended Interline Opco's credit facility. A total of 14,375,000 shares of our common stock were sold, of which 12,667,000 were sold by us and 1,708,000 were sold by our stockholders. We sold 12,500,000 shares of our common stock in December 2004 and 167,000 shares in January 2005 following the exercise of the underwriters' over-allotment option. We received $171.8 million in net proceeds including the exercise of the underwriters' over-allotment option, representing $176.9 million of proceeds from the sale of stock net of underwriting discounts and commissions, less $4.1 million of initial public offering costs and $1.1 million of debt issuance costs.

        Immediately prior to the closing of our initial public offering, a reincorporation merger occurred and we became the holding company of the Interline group of businesses with Interline Opco as our wholly-owned operating subsidiary. In the reincorporation merger, the holders of the preferred stock of Interline Opco received an aggregate of $55 million in cash and 19,183,321 shares of our common stock, and the holders of the common stock of Interline Opco received 0.01218 shares of our common stock per share of Interline Opco common stock, or 66,667 shares of our common stock in total. In addition, outstanding options to purchase shares of the common stock of Interline Opco were converted into options to purchase shares of our common stock.

        We also used $31.3 million of the net proceeds of the initial public offering to partially repay the term loan under Interline Opco's credit facility. We amended Interline Opco's senior credit facility to permit the initial public offering and reduce our applicable rate in respect to any term loans from LIBOR plus 3.50% to LIBOR plus 2.25%. In conjunction with this amendment, we incurred $1.1 million of debt issuance costs. In December 2004, we also used $4.6 million of the initial public offering net proceeds to terminate certain interest rate swap agreements. In January 2005, we used $70.0 million of the net proceeds from the initial public offering to partially redeem the 11.5% notes. In connection with the redemption, in January 2005 we paid $8.1 million of premiums for early redemption of the 11.5% notes and recorded a $10.3 million loss on the early extinguishment of debt, which included a charge for write-off of unamortized debt issuance costs in the amount of $2.3 million in January of 2005.

The Refinancing Transactions

        In May 2003, Interline Opco completed an offering of $200 million of 11.5% notes and entered into a new senior secured credit facility. The net proceeds from the offering of 11.5% notes and the refinancing of the former credit facility with the new credit facility were used to: (1) repay all outstanding indebtedness under Interline Opco's former credit facility, (2) redeem all of the 16% senior subordinated notes, (3) pay accrued interest and related redemption premiums on Interline Opco's former debt, and (4) pay transaction fees and expenses related to the foregoing transactions. Debt issuance costs capitalized in connection with the Refinancing Transactions were approximately $13.1 million. An expense of approximately $14.9 million in May 2003 for the early extinguishment of debt resulted from the write-off of the unamortized loan fees and loan discount relating to Interline Opco's former credit facility and the redemption premium incurred upon redemption of the 16% senior subordinated notes.

Credit Facility

        Interline Opco entered into a credit facility on May 29, 2003, which was amended as of December 19, 2003 and as of December 21, 2004 in connection with the IPO Transactions. Interline Opco also amended its credit facility on July 7, 2005, to permit the incurrence of an additional $50.0 million term loan, having substantially the same terms as the existing term loan in connection with the Copperfield acquisition. The amended credit facility provides for aggregate commitments of $250.0 million, consisting of (1) a revolving loan facility of $100.0 million, of which a portion not exceeding $20.0 million will be available in the form of letters of credit and (2) a term loan facility of $150.0 million. Borrowings under the term loan facility and revolving loan facility bear interest, at Interline Opco's option, at either adjusted LIBOR or at the alternate base rate plus a spread. Outstanding letters of credit under the revolving loan facility are subject to a per annum fee equal to the applicable spread over adjusted LIBOR for revolving loans. The indebtedness under the amended credit facility is guaranteed by us and by the domestic subsidiaries of Interline Opco. The term loan facility has a maturity of December 31, 2010, and the revolving loan facility has a maturity of May 31, 2008.

        On July 7, 2005, we used the proceeds from the additional $50.0 million term loan and $20.0 million of borrowings under the revolving loan facility to fund the Copperfield acquisition. As of April 1, 2005, after giving effect to the Copperfield acquisition as if it occurred on that date, Interline Opco had $149.8 million aggregate principal outstanding under the term loan facility.

        During the three months ended April 1, 2005, we borrowed periodically on our revolving credit facility to accommodate our daily working capital needs. The weighted average daily outstanding balance during the three month period was $13.6 million, with ordinary course borrowings ranging from $0.0 million to $22.0 million.

        As of April 1, 2005, we had approximately $73.0 million of availability under our $100.0 million revolving credit facility ($53.0 million assuming that the Copperfield acquisition occurred on such date) as compared with approximately $91.3 million of availability as of December 31, 2004. As of April 1, 2005, we had $10.0 million of letters of credit issued under the credit facility as compared with $5.0 million of letters of credit issued under the credit facility as of March 26, 2004. Interest on our 11.5% notes is payable semiannually. With respect to borrowings under our credit facility, we have the option to borrow at an adjusted LIBOR or an alternative base rate. Interest on the credit facility is generally payable quarterly, and with respect to any LIBOR borrowings, on the last day of the interest period applicable to the term of the borrowing.

Capital Expenditures

        Capital expenditures were $1.5 million in the three months ended April 1, 2005 compared to $1.4 million in the three months ended March 26, 2004. Capital expenditures as a percentage of sales were 0.8% in both periods. Capital expenditures were $6.8 million in fiscal 2004 as compared to $4.6 million in fiscal 2003. Capital expenditures as a percentage of sales were 0.9% in fiscal 2004 and 0.7% in fiscal 2003.

        Acquisition expenditures were $1.0 million in the three months ended April 1, 2005 compared to $0.3 million in the three months ended March 26, 2004. Acquisition expenditures were $0.7 million in fiscal 2004 compared to $18.4 million in fiscal 2003. These expenditures were attributable to our acquisition of Florida Lighting in November of 2003. Purchase of investment and other assets were $0.0 million in fiscal 2004 compared to $3.9 million in fiscal 2003.

Liquidity

        Our principal working capital need is for inventory and trade accounts receivable, which have generally increased with the growth in our business. Our principal sources of cash to fund our working capital needs are cash generated from operating activities and borrowings under our revolving credit facility.

        We believe that cash flow from operations and available borrowing capacity under our new credit facility will be adequate to finance our ongoing operational cash flow needs and debt service obligations for the next twelve months.

Contractual Obligations and Off-Balance Sheet Arrangements

        The following table sets forth our contractual obligations as of December 31, 2004:

	Total	Less than 1 year	years 1–3	4–5 years	After 5 years
Long-term debt(1)	$303,275	$1,000	$2,000	$2,000	$298,275
Interest on long-term debt(2)	98,628	16,403	29,900	29,900	22,425
Revolving credit facility(3)	—	—	—	—	—
Operating leases	40,741	11,311	16,531	9,475	3,424
Non-compete agreement	800	200	400	200	—
Employment agreements	3,823	3,091	732	—	—

Total contractual cash obligations(4)	$447,267	$32,005	$49,563	$41,575	$324,124

(1)
Amounts include the repurchase of $70.0 million of the 11.5% notes using proceeds from our initial public offering in January 2005.

(2)
Interest on the 11.5% notes is payable semi-annually, in May and November.

(3)
Our credit facility includes a $100.0 million revolving loan facility. As of December 31, 2004, we did not have any amounts outstanding on this revolving facility. As of April 1, 2005 we had $17.0 million outstanding on this revolving facility.

(4)
Trade accounts payable of $53.3 million are excluded from the table but generally payable within 30 to 60 days. Accrued interest payable on our revolving credit facility is excluded from the table as it is payable based on the outstanding balance and a variable interest rate. See Item 8 and the accompanying audited financial statements.

        As of April 1, 2005, except for operating leases or letters of credit, we have no material off-balance sheet arrangements. Other than the redemption of $70 million of our 11.5% notes as described above and our borrowings of July 7, 2005 in connection with the Copperfield acquisition described above, our contractual obligations and other contractual commitments have not changed materially outside the ordinary course of business since December 31, 2004.

Seasonality

        We experience some seasonal fluctuations as sales of our products typically increase in the second and third fiscal quarters of the year due to increased apartment turnover and related maintenance and repairs in the multi-family residential housing sector during these periods. In addition, November, December and January sales tend to be lower across most of our brands because customers may defer purchases at year-end as their budget limits are met and because of the winter holiday season between Thanksgiving Day and New Year's Day.

Quantitative and Qualitative Disclosures about Market Risk

        We are aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher product and material costs. In addition, our operating performance is affected by price fluctuations in stainless steel, copper, aluminum, plastic and other commodities and raw materials. We seek to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins.

        Management believes that inflation (which has been moderate over the past few years) did not significantly affect our operating results or markets in fiscal 2004, 2003 or 2002. Our results of operations in fiscal 2004 and 2003 were favorably and unfavorably impacted, respectively, by increases and decreases in the pricing of certain commodity-based products. Such commodity price fluctuations have from time to time created cyclicality in our financial performance, and could continue to do so in the future. In addition, our use of priced catalogs may not allow us to offset such cost increases quickly, resulting in a decrease in gross margins and profit.

        The majority of our purchases from foreign-based suppliers are from China and other countries in Asia and are transacted in U.S. dollars. Accordingly, we have low foreign currency risk related to suppliers.

Derivative Financial Instruments

        Periodically, we enter into derivative financial instruments, including interest rate exchange agreements, or swaps, to manage our exposure to fluctuations in interest rates on our debt. As of April 1, 2005, we did not have any interest rate swap exchange agreements, or swaps. Under our former swap agreements, we pay a fixed rate on the notional amount to our banks and the banks pay us a variable rate on the notional amount equal to a base LIBOR rate. Our derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of corporate risk-management policies.

        We periodically evaluate the costs and benefits of any changes in our interest rate risk. Based on such evaluation, we may enter into new interest rate swaps to manage our interest rate exposure.

Recent Accounting Pronouncements

        On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of FASB No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123R

supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123; however, this Statement requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative to financial statement recognition.

        On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS No. 123R. The SEC now requires that registrants that are not small business issuers adopt SFAS No. 123R's fair value method of accounting for share-based payments to employees not later than the beginning of the first fiscal quarter in the year beginning after June 15, 2005. As a result, we will not be required to adopt SFAS No. 123R until December 31, 2005, the first day of our 2006 fiscal year. We are continuing to evaluate the provisions of this Statement, the impact on our consolidated financial statements and the timing and approach to adoption of this Statement.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets-Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions ("SFAS 153"). The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. We do not expect the adoption of SFAS 153 will have a material impact on our financial position, results of operations or cash flows.

        In September 2004, the FASB issued EITF 04 10, Applying Paragraph 19 of FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" in Determining Whether to Aggregate Operating Segments that Do Not Meet the Quantitative Thresholds. We have evaluated this EITF and have determined that there is no effect on the reportable segment included in our consolidated financial statements.

        In March 2004, the FASB issued Interpretation No. 46(R)-5 ("FIN 46(R)-5"), "Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities." FIN 46 (R)-5 is effective for the first reporting period beginning after March 3, 2005; however, earlier application is permitted for periods for which financial statements have not yet been issued. The Company is currently evaluating the impact of FIN 46(R)-5.

        In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, or for the Company's fiscal 2006 year end. We have evaluated the requirements of SFAS 154 and have determined that there is no impact on the consolidated financial statements.

BUSINESS

Our Company

        We are a leading national distributor and direct marketer of specialty MRO products. We have been in business for over 25 years. We stock over 45,000 plumbing, electrical, hardware, security hardware, heating, ventilation and air conditioning and other MRO products and sell to approximately 150,000 active customer accounts. Our products are primarily used for the repair, maintenance, remodeling and refurbishment of properties and non-industrial facilities. We are able to realize higher operating margins by focusing on repair, maintenance, remodeling and refurbishment customers, who generally make smaller, more frequent purchases and require high levels of service. Our diverse customer base includes facilities maintenance customers, which consist of multi-family housing, educational, lodging and health care facilities; professional contractors who primarily repair and maintain properties and non-industrial facilities; and specialty distributors, including plumbing and hardware retailers. Our customers range in size from individual contractors and independent hardware stores to apartment management companies and national purchasing groups.

        The following charts illustrate the customers we serve and the net sales contribution of our product offerings for the twelve months ended April 1, 2005.

Net Sales–By Customer Type	Net Sales–By Product Offering

        We market and sell our products primarily through eight distinct and targeted brands, each of which is nationally recognized in the markets we serve for providing premium products at competitive prices with reliable same-day or next-day delivery. Wilmar, Sexauer and Maintenance USA brands serve our facilities maintenance customers; Barnett, U.S. Lock and Sun Star brands serve our professional contractor customers; and AF Lighting and Hardware Express brands serve our specialty distributors customers. Our multi-brand operating model, which we believe is unique in the industry, allows us to use a single platform to deliver tailored products and services to meet the individual needs of each respective customer group served. We reach our markets using a variety of sales channels, including a sales force of approximately 400 field representatives, over 350 telesales and customer service representatives, a direct mail program of approximately five million pieces annually, brand specific websites and a national accounts sales program. We deliver our products through our network of 48 regional distribution centers, 20 professional contractor showrooms located throughout the United States and Canada, a state-of-the-art national distribution center (NDC) in Nashville, Tennessee and a dedicated fleet of trucks. Our broad distribution network allows us to provide reliable, same-day or next-day delivery service to 98% of the U.S. population.

        Our common information technology and logistics platform supports our major business functions, allowing us to market and sell our products at varying price points depending on the customer's service requirements. While we market our products under a variety of branded catalogs, our brands draw from the same inventory within common distribution centers and share associated employee and transportation costs. In addition, we have centralized marketing, purchasing and catalog production operations to support our brands. We believe that our common information technology and logistics platform also benefits our customers by allowing us to offer a broad product selection at highly competitive prices while maintaining the unique customer appeal of each of our targeted brands. Overall, our common operating platform has enabled us to improve customer service, maintain lower operating costs, efficiently manage working capital and support our growth initiatives.

Industry and Market Overview

        The MRO distribution industry is an approximately $300 billion market according to a U.S. Bancorp—Piper Jaffray Research Report and encompasses the supply of a wide range of products, including plumbing and electrical supplies, hand-tools, janitorial supplies, safety equipment and many other categories. Customers served by the MRO distribution industry include heavy industrial manufacturers that use MRO supplies for the repair and overhaul of production equipment and machinery; owners and managers of facilities such as apartment complexes, office buildings, schools, hotels and hospitals that use MRO supplies largely for maintenance, repair and refurbishment; and professional contractors.

        Within the MRO distribution industry, we focus on serving customers in three principal end markets: facilities maintenance, professional contractors and specialty distributors. Pembroke Consulting, in a study we commissioned, has estimated that the markets we serve are approximately $80 billion in the aggregate. Our customers are primarily engaged in the repair, maintenance, remodeling and refurbishment of properties and non-industrial facilities, as opposed to new construction projects or the maintenance of heavy industrial facilities and machinery. Our facilities maintenance customers are individuals and entities responsible for the maintenance and repair of various commercial properties, including apartment buildings, schools, hotels and health care facilities. Our professional contractor customers buy our products to provide plumbing, electrical, HVAC and mechanical services to their residential and commercial customers. Our specialty distributor customers consist primarily of hardware stores and small plumbing and electrical distributors that purchase our products for resale.

        As MRO customers grow in size and sophistication, they continue to seek new ways to generate additional efficiencies. The application of information technology to supply chain management has become increasingly important for this purpose. We believe that our supply chain management solutions result in material savings for our MRO customers. For example, we offer our customers the option of receiving invoices electronically. For customers that place frequent orders and have the ability to receive electronic invoices, this program can dramatically reduce ordering costs by eliminating invoice handling and automating the matching and payment process. We believe that by offering services such as electronic purchasing and invoicing, which remove transaction costs from the supply chain, we encourage our customers to use us as their single source of MRO supplies.

Our Strengths

        We believe our competitive strengths include:

  •
  Unique Operating Model and Brand Marketing Strategy.    We have developed targeted product and service offerings for each of our eight major brands. Our nationally recognized brands focus on specific customer end markets. Our customer-centric marketing strategy includes the flexibility to provide multiple service and delivery options at varying price levels, allowing us to obtain higher margins than many traditional distributors, which are limited by a single brand approach to serving their customers. Our information system compiles customer purchasing data that enables us to tailor product and service offerings and to develop proprietary products based on our customers' changing needs. Our deep customer knowledge and broad capabilities also allow us to craft custom solutions for national accounts and other multi-location customers seeking to reduce their supply-chain costs. These solutions include custom catalogs, vendor-managed inventory and automatic replenishment.

  •
  Highly Integrated, Industry Leading Information Technology and Logistics Platform.    We operate a sophisticated information technology and logistics platform that supports our major business functions across our brands, allowing us to manage customer relationships and to track and efficiently distribute thousands of products. Our brands share common distribution centers and associated employee, sales, marketing and transportation costs. This highly integrated information technology and logistics platform has enabled us to achieve significant operating and financial efficiencies, and has provided us with a springboard to pursue our strategic growth initiatives without substantial incremental investment in our platform.

  •
  National Scope with Local Market Presence and Superior Customer Service.    We have a network of 48 regional distribution centers, 20 professional contractor showrooms and a national distribution center strategically located to serve the largest metropolitan areas throughout the United States and Canada. The geographic scope of our distribution network and the efficiency of our information systems enable us to provide reliable, same-day or next-day delivery service to over 98% of the U.S. population. We believe our delivery options and our experienced sales force distinguish our service offerings from those of our competitors and reinforce our reputation for superior customer service. Our focus on customer service has led to long-standing relationships with many of our largest customers.

  •
  Leading Domestic and Proprietary Product Lines.    We offer over 45,000 MRO products, including such well-recognized product lines as Delta, Moen, Kwikset, General Electric and Sylvania. We also offer a number of high quality, private label product lines that we design and have custom manufactured in Asia to our specifications. Over the past two decades, we have developed strong relationships with a number of Asian manufacturers. Our extensive experience in Asia and our relationships with leading manufacturers are strategic advantages that enable us to execute our proprietary private label strategy. We believe that the offering of high quality, low-priced private label product lines, such as our Premier faucet line, has been a significant factor in attracting and retaining many of our customers.

  •
  Strong, Experienced Management Team.    We have assembled an experienced, successful senior management team, whose members have held executive positions in some of the nation's leading distribution companies. The members of our senior management team average over 19 years of industry experience. Michael J. Grebe, our Chief Executive Officer, and William E. Sanford, our Executive Vice President and Chief Operating Officer, have over 20 and 19 years, respectively, of MRO marketing and distribution experience.

        As further described in "Risk Factors" beginning on page 14 of this prospectus, our business operates in an industry that is large, fragmented and highly competitive. We face significant competition from national and regional distributors as well as traditional channels of distribution. In addition, our industry is undergoing changes driven by industry consolidation and increased customer demands, which could further increase competition and make it more difficult for us to maintain our operating margins. Finally, our competitors may offer a greater variety of products than we offer or have greater financial resources than we do.

Growth Strategy

        Our objective is to become the leading supplier of MRO products to our three principal end markets: facilities maintenance, professional contractor and specialty distributor. In pursuing this objective, we plan to increase our net sales, earnings and return on invested capital by capitalizing on our information technology and logistics platform to successfully execute our organic growth, geographic expansion, operating efficiency and strategic acquisition initiatives.

  •
  Organic Growth Initiatives.    We seek to further penetrate the markets we serve and expand into new product areas by utilizing and expanding a number of our already successful marketing strategies. We believe these organic growth initiatives apply to each of the three customer segments we serve.

  •
  Expand Our National Accounts Program.    We will continue to expand our national accounts program, through which we target senior management at large, national companies that make significant volume purchases. Based on the success we have had with this program in the multi-family housing market, we have initiated similar programs in the education, lodging and health care facilities and professional contractor markets.

  •
  Increase Use of Our Supply Chain Management Services.    We have successfully introduced a full suite of supply chain management services to our facility maintenance customers. We plan to expand this program to our professional contractor and specialty distributor customers in order to lower their supply chain costs. Our supply chain management services include outsourcing inventory management, just-in-time delivery and electronic transaction processing.

  •
  Expand Our Proprietary Private Label Product Lines.    We will continue to expand development of proprietary products under our private label brands such as Premier, ProPlus, Bala, Lumina, Designer's Edge, Legend and Anvil Mark. Our private label products allow us to improve our market penetration and increase revenue and profitability by allowing us to offer customers high quality products at low prices.

  •
  Extend Our Product Lines.    We plan to selectively add new products and new categories to our various brand offerings to capture a greater percentage of our customers' MRO purchases. For example, our acquisition of the SunStar line significantly expanded our lighting and electrical product offerings and introduced us to new suppliers of competitively priced items, and has already generated incremental revenue and profitability.

  •
  Geographic Expansion Opportunities.    We believe that numerous opportunities exist for us to further penetrate the markets we serve and expand into new markets. We intend to increase the number of our field sales and telesales territories to serve additional sales regions. We also intend to continue to penetrate the professional contractor market by opening more Barnett Pro Centers in geographic areas where there are high concentrations of professional contractors. Barnett Pro Centers, which have been well received by our plumbing and HVAC contractor customers, are conveniently located service counters that allow for quick product pick up with no advance notice. These strategies are designed to drive growth with relatively low investment and minimal execution risk.

  •
  Increased Operating Efficiencies.    We will continue to focus on enhancing our operating efficiency, which will increase profitability, improve our cash conversion cycle and increase our return on invested capital. We expect to lower our transaction costs and improve margins by continuing to implement best practices throughout our operations and to migrate our lower-margin customers to lower-cost sales channels. In addition, our integrated information system has enabled us to centralize key administrative functions, such as merchandising, inventory management and working capital management for all our brands. We will continue to monitor the utilization rates of our distribution centers and other fixed assets and will seek to optimize their usage through selective rationalization.

  •
  Strategic Acquisitions.    We will continue to maintain a disciplined acquisition strategy of adding new customers in currently served markets and pursuing acquisitions of established brands in new markets in an effort to leverage our operating infrastructure. Our acquisition of Florida Lighting in November 2003 demonstrates our ability to identify and consummate the acquisition of companies that meet our selective criteria. Once new companies are acquired, we believe our information systems help us reduce integration risk and maximize cost saving opportunities by allowing us to efficiently integrate a target's operations, customers and management of working capital.

Our Principal Stockholders

        Parthenon Capital, an affiliate of one of our principal stockholders, is a Boston-based private equity firm specializing in buyouts, growth equity investments and recapitalizations of public and private companies. Parthenon Capital was founded in 1998 and manages approximately $1.1 billion of private equity capital. Ernest K. Jacquet and Drew T. Sawyer of Parthenon Capital serve on both our and Interline Opco's board of directors.

        J.P. Morgan Partners LLC ("J.P. Morgan Partners"), the investment advisor to J.P. Morgan Partners (23A SBIC), L.P., one of our principal stockholders, is a global private equity firm with approximately $19.0 billion in total capital under management. J.P. Morgan Partners is a leading provider of private equity and has closed over 1,300 individual transactions since its inception in 1984. J.P. Morgan Partners has more than 130 investment professionals in eight offices throughout the world. J.P. Morgan Partners is an affiliate of J.P. Morgan Chase & Co. (NYSE: JPM), one of the largest financial institutions in the United States. Christopher C. Behrens of J.P. Morgan Partners currently serves on both our and Interline Opco's board of directors.

        Sterling Investment Partners, L.P., one of our principal stockholders, is a Connecticut-based private equity firm established to provide growth capital for middle-market companies valued at $50 million to $300 million. Sterling's fund exceeds $235 million of committed capital. Charles W. Santoro of Sterling Investment Partners serves on both our and Interline Opco's board of directors.

Our Background

        We and our corporate predecessors have been in business for over 25 years. Interline Opco is a corporation formed under New Jersey law in 1978. We were formed as a corporation in Delaware in May 2004 for the purpose of effecting our reincorporation merger in connection with our initial public offering. See "Certain Relationships and Related Transactions—Reorganization Transactions."

Our Products

        We stock over 45,000 standard and specialty MRO products in a number of product categories, including plumbing, electrical, hardware, security hardware, appliances and parts, HVAC, janitorial chemicals and sanitary supplies, window and floor coverings and paint and paint accessories. We offer a broad range of brand name and private label products.

Product Categories

        The approximate percentages of our net sales for the twelve months ended April 1, 2005 by product category were as follows:

Product Category	Percentage of Net Sales
Plumbing	45%
Electrical	15
HVAC, Appliances and Parts	13
Security	7
Hardware	6
Other Products	14

Total	100%

        The following is a discussion of our principal product categories:

        Plumbing Products.    We sell a broad range of plumbing products, from individual faucet parts to complete bathroom renovation kits. We sell a number of brand name products of leading plumbing supply manufacturers, including Delta, Moen and Price Pfister. We also sell a number of private label plumbing products under various proprietary trademarks, including Premier faucets and water heaters, DuraPro tubular products and ProPlus retail plumbing accessories.

        Electrical Products.    Our comprehensive selection of electrical products ranges from items such as ceiling fans to light fixtures and light bulbs. We offer a number of brand name products of leading electrical supply manufacturers, including Phillips, Westinghouse, Honeywell and General Electric, as well as a number of private label electrical products, such as Powerworks switches and Lumina light bulbs.

        HVAC, Appliances and Parts.    We offer a variety of HVAC products, including condenser units, thermostats, fans and motors. Some of these are brand name products of manufacturers such as York and Janitrol and some are our own private label products, such as Centurion air conditioners. Our comprehensive range of appliances and parts includes washer/dryer components, garbage disposers, refrigerators and range hoods. We sell a number of brand name products of leading appliance manufacturers, including General Electric and Whirlpool. We also sell a number of high-quality generic replacement parts.

        Security Products.    We sell a broad range of security hardware products, from individual lock-sets to computerized master-key systems. We sell a number of brand name products of leading security hardware manufacturers, including Kwikset and Schlage. We also sell a number of private label security hardware products, such as U.S. Lock hardware, Legend locks and Rx master keyways.

        Hardware Products.    We sell a variety of hardware products, from power tools to mini blinds. Our brand name products include DAP sealants and caulks, Rustoleum paints and Milwaukee power tools. Our private label hardware products include Legend door and window hardware and Anvil Mark fasteners.

Private Label Products

        Our size and reputation have enabled us to develop and market various lines of private label products, which we believe offer our customers high quality, low-cost alternatives to the brand name products we sell. Third party manufacturers, primarily in China and Southeast Asia, using our proprietary branding and packaging design, manufacture our private label products to our specifications. Our sales force, catalogs and monthly promotional flyers emphasize the comparative value of our private label products. Since our private label products are typically less expensive for us to purchase from suppliers, we are able to improve our profit margin with the sale of these products, despite the fact that we sell them to our customers at a discount to our non-private label product offerings. In addition, we have found that we develop strong relationships with our private label customers and generate increased repeat business, as private label customers generally return to us for future service and replacement parts on previously purchased products.

New Product Offerings

        We monitor and evaluate our product offerings both to assess the sales performance of our existing products and to discontinue products which fail to meet specified sales criteria. We also create new product offerings in response to customer requirements by adjusting our product portfolio within existing product lines as well as by establishing new product line categories. Through these efforts, we are able to address our customers' changing product needs and thereby retain and attract customers. Further, by introducing new product lines, we provide our customers with additional opportunities for cost savings and a one-stop shopping outlet with broad product offerings. For example, we have successfully introduced products such as water heaters, floor coverings and custom cut mini blinds. We believe that introducing new products in existing product lines and creating new product lines are both strategies which enable us to increase penetration of existing customer accounts, as well as attract new customers to our brands.

Our Brands

        We market and sell products primarily through eight distinct and targeted brands: Wilmar®, Sexauer®, Maintenance USA®, Barnett®, Hardware Express®, U.S. Lock® and SunStar®/AF Lighting™. Each of our brands is focused on serving a particular customer group: Wilmar, Sexauer and Maintenance USA brands generally serve our facilities maintenance customers, while Barnett, U.S. Lock, SunStar, AF Lighting and Hardware Express generally serve professional contractors and other distributors. Our brands are distinguished not only by the types of products offered, but also by the levels of service provided to customers. We have brands that market a wide range of product categories, such as Maintenance USA, as well as brands that specialize in a particular group of products, such as U.S. Lock, SunStar and AF Lighting. We have brands that market complementary services to our customers, including inventory management and technical assistance, and brands that offer products without support services. Our gross profit margin on product sales varies for our facilities maintenance and professional contractor and specialty distributor brands due to differences in the costs of service levels provided. We believe that our mix of brands allows us to effectively compete for a broad range of customers across our industry, regardless of their product requirements, preferred sales channels or service needs.

Facilities Maintenance Brands

        We serve our facilities maintenance customers through our Wilmar, Sexauer and Maintenance USA brands. Facilities maintenance customers buy our products for maintenance, repair and remodeling and often need to obtain products with minimal delay. In many cases, our facilities maintenance customers also look to us for support services such as inventory maintenance, management of procurement contracts and technical advice and assistance.

        Wilmar.    Our Wilmar brand specializes in sales of maintenance products to the multi-family housing market. Through its Wilmar Master Catalog, Wilmar is able to act as a one-stop shopping resource for multi-family housing maintenance managers by offering one of the industry's most extensive selections of standard and specialty plumbing, hardware, electrical, janitorial and related products. Wilmar provides same-day or next-day delivery in local markets served by our distribution centers and ships by parcel delivery services or other carriers to other areas. We sell Wilmar products primarily through field sales representatives, as well as through direct mail and telesales. We have also successfully launched a national accounts program at Wilmar by adding national account managers who market to high level officers at real estate investment trusts, or REITS, and other property management companies. Through this program, we assist large multi location customers in reducing total supply chain costs.

        Sexauer.    Our Sexauer brand markets and sells specialty plumbing and facility maintenance products to institutional customers, including commercial real estate, education, lodging, health care and other facilities maintenance customers. We believe that the catalog of Sexauer products is well known in the industry as a comprehensive source of specialty plumbing and facility maintenance products. In addition to a broad product portfolio, Sexauer offers customers an extensive selection of service and procurement solutions, drawing upon our product and supply management expertise.

        Maintenance USA.    Through our Maintenance USA brand, we offer a broad portfolio of MRO products to facilities, including multi-family housing, lodging and institutional customers. Since Maintenance USA sells our products exclusively through a catalog, which is supported by direct mail and telesales, it represents a low cost supply alternative to smaller property managers and more cost-conscious customers requiring minimal support services.

Professional Contractor and Specialty Distributor Brands

        We serve our professional contractor and specialty distributor customers through our Barnett, U.S. Lock, Hardware Express, SunStar and AF Lighting brands. Professional contractors generally purchase our products for specific job assignments and/or to resell the product to end-customers.

        Barnett.    Our Barnett brand markets and sells a broad range of MRO products to professional contractors, including plumbing, electrical, building and HVAC contractors, typically for repair and remodeling applications. The Barnett brand is also sold to other distributors which are generally smaller and carry fewer products than Barnett. Sales are made primarily through catalogs, telesales and direct mail. In addition, Barnett has regional sales managers in select markets throughout the United States. Customers can also receive technical support and assistance in selecting products by calling our customer service centers. In addition to next-day delivery, Barnett also offers customers the convenience of our network of Barnett Pro Centers.

        U.S. Lock.    Our U.S. Lock brand sells security hardware products to professional locksmiths. Our primary marketing vehicle for U.S. Lock products is our U.S. Lock dealer program, in which professional locksmiths receive incentives such as rebates and favored pricing on proprietary items in return for paying an annual membership, guaranteeing annual purchase volume, displaying our U.S. Lock logo in their stores and assisting in other promotional activities. Sales are made primarily through catalog, telesales and direct mail.

        Hardware Express.    Our Hardware Express brand markets and sells our full range of products primarily to retail hardware stores. While Hardware Express customers may order our products for general inventory purposes, we specialize in working with independent stores to sell our private label brand products through custom designed retail display sets. We believe that our retail hardware store customers prefer our private label products because they are priced more competitively than non-private label products. In addition, our retail display program enables our hardware customers to present an entire line of products in a professional and organized manner. Hardware Express sells its products through a catalog, supplemented by direct mail and telesales personnel, and a specialty display sales program of private label products which is coordinated by field sales representatives.

        SunStar/AF Lighting.    Our SunStar and AF Lighting brands sell residential lighting and electrical contractor, electrical products to electrical distributors, lighting showrooms and mass merchants through direct mail, outbound telesales and a network of manufacturer's representatives.

Sales and Marketing

        We market and sell our products nationally and internationally through a variety of channels. The majority of our sales to facilities maintenance customers are made through field sales representatives, and the majority of our sales to professional contractors and specialty distributors are made through catalog and promotional mailings, supported by a telesales operation and limited field sales resources in major metropolitan markets. We also serve our facilities maintenance and professional contractor customers with brand specific web sites, though the majority of customer orders are received through the other channels discussed above. For a more detailed description of our approach to e-commerce, see "Management Information Systems." In fiscal 2002, 2003 and 2004, our advertising, sales and marketing costs were $56.1 million, $54.7 million and $66.1 million, respectively. In the three months ended April 1, 2005, our advertising, sales and marketing costs were $18.5 million compared with $15.8 million for the three months ended March 26, 2004.

        Our marketing strategy involves targeting our marketing channels and efforts to specific customer groups. As a result of our long-standing relationships with our customers, we have been able to assemble a database of customer purchasing information, such as end market purchasing trends, product and pricing preferences and support service requirements. In addition, we are able to track information such as customer retention and reactivation as well as new account acquisition costs. We are also able to track the success of a particular marketing effort once it is implemented by analyzing the purchases of the customers targeted by that effort. Our information systems allow us to use this data to develop more effective sales and marketing programs. For example, our understanding of the preferences of our large, multi-family housing customers led to our development of a national accounts program, through which field sales representatives focus on developing contacts with national accounts. We will continue to leverage our customer knowledge and shared brand information system to develop successful sales and marketing strategies.

Field Sales Representatives

        Our direct sales force markets and sells to all levels of the customer's organization, including senior property management executives, local and regional property managers and on-site maintenance managers. Our direct sales force marketing efforts are designed to establish and solidify customer relationships through frequent contact, while emphasizing our broad product selection, reliable same-day or next-day delivery, high level of customer service and competitive pricing.

        We maintain one of the largest direct sales forces in our industry, with approximately 400 field sales representatives covering markets throughout the United States, Canada and Central America. We have found that we obtain a greater percentage of our customers' overall spending on MRO products in markets serviced by local sales representatives, particularly in regions where these representatives are supported by a nearby distribution center that enables same-day or next-day delivery of our product line.

        Our field sales representatives are expected not only to generate orders, but also to act as problem solving customer service representatives. Our field sales representatives are trained and qualified to assist customers in shop organization, special orders, part identification and complaint resolution. We compensate our field sales representatives based on a combination of salary, bonuses and commission. Increasingly, we are using these representatives to target senior management at multi location companies in order to acquire long-term customers that make large volume purchases. We will continue to seek additional opportunities where we can leverage the strength of our field sales force to generate additional sales from our customers.

Telesales

        Our telesales operation has been designed to make ordering our products as convenient and efficient as possible. We divide our telesales staff into outbound and inbound groups. Our outbound telesales representatives are responsible for maintaining relationships with existing customers and prospecting for new customers. These representatives are assigned individual accounts in specified territories and have frequent contact with existing and prospective customers in order to make telesales presentations, notify customers of current promotions and encourage additional purchases. Our inbound telesales representatives are trained to quickly process orders from existing customers, provide technical support and expedite and process new customer applications, as well as handle all other customer service requests. We offer our customers nationwide toll-free telephone numbers and brand specific telesales representatives who are familiar with a particular brand's markets, products and customers. Our call centers are staffed by over 350 telesales, customer service and technical support personnel, who utilize our proprietary, on-line order processing system. This sophisticated software provides the telesales staff with detailed customer profiles and information about products, pricing, promotions and competition.

Catalogs and Direct Mail

        Our catalogs and direct mail promotional flyers are key marketing tools that allow us to communicate our product offerings to both existing and potential customers. We create catalogs, typically exceeding 1,000 pages, for each of our brands and mail them on an annual or semi-annual basis to our existing customers. We often supplement these catalog mailings by sending our customers monthly promotional flyers. Most of our branded catalogs have been distributed for over three decades and we believe that these catalog titles have achieved a high degree of recognition among our customers.

        In targeting potential direct marketing customers, we typically make our initial contact through promotional flyers, rather than by sending a complete catalog. We obtain mailing lists of prospective customers from outside marketing information services and other sources. We are able to gauge the effectiveness of our promotional flyer mailings through the use of proprietary database analysis methods, as well as through our telesales operations. Once customers begin to place orders with us, we will send an initial catalog and include the customer on our periodic mailing list for updated catalogs and promotional materials. We believe that this approach is a cost-effective way for us to contact large numbers of potential customers and to determine which customers should be targeted for continuous marketing.

        Our in-house art department produces the design and layout for our catalogs and promotional mailings using a sophisticated catalog content database and software system. Our catalogs are indexed and illustrated to provide simplified pricing information and to highlight new product offerings. Our promotional mailings introduce new product offerings, sale-promotion items and other periodic offerings. Illustrations, photographs and copy are shared among brand catalogs and mailings or customized for a specific brand, allowing for fast and efficient production of multi branded media. In addition, we frequently build custom catalogs designed specifically for the needs of some of our larger customers.

Operations and Logistics

Distribution Network

        We have a network of 48 regional distribution facilities and 20 professional contractor showrooms strategically located to serve the largest metropolitan areas throughout the United States and Canada, and a state-of-the-art national distribution center in Nashville, Tennessee. We also maintain a dedicated fleet of trucks to assist in local delivery of products. The geographic scope of our distribution network and the efficiency of our information system enable us to provide reliable, same-day or next-day delivery service to over 98% of the U.S. population.

        Our regional distribution centers are central to our operations and range in size from approximately 8,000 square feet to 127,000 square feet. Our regional distribution centers are typically maintained under operating leases in commercial or industrial centers, and primarily consist of warehouse and shipping facilities. We have also had success with opening Barnett Pro Centers counters in existing distribution centers and in freestanding locations, which allow the customer to obtain products from a fixed location without ordering in advance. This service has been especially popular with our professional contractor customers, as we have found that many of them prefer to pick up products between jobs. We plan to continue to open select Barnett Pro Centers in geographic locations with high concentrations of professional contractors.

Inbound Logistics

        Historically, our distribution centers were decentralized, with most of our vendors shipping directly to individual regional distribution centers. In July 2000, we opened our NDC in Nashville, Tennessee, which we later expanded to 317,000 square feet. Our NDC receives the majority of our vendor shipments and efficiently re-distributes products to our regional distribution centers. Some over-sized or seasonal products are directly shipped to regional distribution centers by suppliers. Our use of the NDC has significantly reduced regional distribution center replenishment lead times while simultaneously improving our customer fill rates.

Outbound Logistics

        Once an order is entered into the computer system by a telesales representative, items within the order are automatically arranged by warehouse location to facilitate ease of picking within the distribution center. For customers located within the local delivery radius of a distribution center (typically 50 miles), our own trucks or third party carriers will deliver the products directly to the customer either on the same day or the next day. For customers located outside the local delivery radius of a distribution center, we deliver products via UPS or another parcel delivery company or, in the case of large orders, by common carriers. We arrange for pick-up of returns at no charge to the customer in the local delivery radius. For customers outside the local delivery radius, we provide parcel service pick-up of the returns at no charge and also provide a full refund if the return is the result of our error. A minor portion of our sales is delivered direct from the manufacturer.

Suppliers

        We enjoy long-standing relationships with many of our suppliers. In most cases, we have a number of competitive sources of supply for any particular product that we sell. However, loss of a number of key supplier agreements could materially impair our ability to supply our customers and accordingly lead to a decrease in sales and earnings. Due to our high volume of purchases and use of foreign suppliers, we are able to obtain purchase terms we believe to be more favorable than those available to most local suppliers of MRO products. A significant portion of our purchases were from domestically based suppliers in fiscal 2004. The majority of our foreign based suppliers are located in China and Taiwan. If we were to lose a key foreign supplier, it would disrupt our supply chain for approximately

60 to 90 days by requiring us to procure from another source such as another foreign supplier or a domestic supplier. If we were to lose our key suppliers from an individual country—caused by such events as a natural catastrophe, political unrest, changes in foreign laws or regulations, changes in local economic conditions, war and other trade issues—we would expect longer disruptions in our supply chain of 120 to 150 days or longer as we focus on sourcing the product(s) required in another foreign country or domestically. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk." In addition, uncertainties with respect to the Chinese legal system may adversely affect us in resolving claims arising from our Chinese suppliers. Because many laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform. Moreover, the relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation, and the interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Enforcement of existing laws or contracts based on existing equitable enforcement may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction.

        As a distributor and direct marketer of specialty MRO products, our business has significant working capital needs. Our principal working capital need is for inventory and trade accounts receivable, which have generally increased with growth in our business. Our principal sources of cash to fund our working capital needs are generated from operating activities and borrowings under our revolving credit facility.

        We aggressively manage our working capital need through our common information technology and logistics platform. For instance, our purchasing process is driven by an inventory management system that forecasts demand based on customer ordering patterns. This system monitors our inventory and alerts our purchasing managers of items approaching low stocking levels. We balance ordering and carrying costs in an effort to minimize total inventory costs. Forecasting is automated and is based on historical demand or seasonally adjusted projected demand. Our system assists in determining which items fit seasonal demand patterns. Demand forecasts are adjusted by trend factors that reflect changes in expected sales or general business trends. Automated procedures recommend safety stock levels based on frequency of item sales. When an item reaches re-order point, our system can automatically generate a replenishment purchase, the purchasing manager can initiate an automatic purchase order or the purchasing manager can manually build a purchase order.

Management Information Systems

        We operate a customer service and inventory management system that allows us to manage customer relationships and to administer and distribute thousands of products. Our systems encompass all major business functions for each of our main brands and enable us to receive and process orders, manage inventory, verify credit and payment history, generate customer invoices, receive payments and manage our proprietary mail order customer lists. We have consistently invested in our information technology, as we believe that the efficiency and flexibility of our information system are critical to the success of our business.

        Our information systems have been instrumental in our efforts to streamline our inventory management processes. Our information systems track each item of our inventory and its location within our distribution network. By monitoring inventory levels, we are able to quickly reorder products or shift inventory through our distribution network in order to ensure product availability. Our systems also allow us to monitor sales of products, enabling us to eliminate products that do not perform to our sales targets. Our information systems have also allowed us to create a more efficient order fulfillment process. All of our local distribution centers are linked to our information systems, which provide them with real-time access to inventory availability, order tracking and customer creditworthiness.

        We constantly seek new ways to generate additional efficiencies, such as by utilizing e-commerce. With brand-specific websites, our customers can browse our catalogs and use the internet to send electronic purchase orders to our order entry system. Our customers can integrate this system into their own purchase order systems, thereby making their supply chain operate more seamlessly. In addition, we offer our customers the option of receiving invoices electronically. For customers that place frequent orders and have the ability to receive electronic invoices, this program can dramatically reduce ordering costs by eliminating invoice handling and automating the matching and payment process. We believe that by offering services like electronic purchasing and invoicing, which remove transaction costs from the supply chain, we encourage our customers to use us as their single source of MRO supplies.

Competition

        The MRO product distribution industry is a large, fragmented industry that is highly competitive. Competition in our industry is primarily based upon product line breadth, product availability, service capabilities and price. We face significant competition from national and regional distributors, such as Hughes Supply, Hughes MRO, Home Depot Supply, Inc., Ferguson and W.W. Grainger, Inc. Each of these competitors markets their products through the use of direct sales forces as well as direct mail and catalogs. In addition, we face competition from traditional channels of distribution such as retail outlets, small dealerships and large warehouse stores, including Home Depot and Lowe's. We also compete with buying groups formed by smaller distributors, Internet-based procurement service companies, auction businesses and trade exchanges.

        We expect that competition in our industry will increase in the future. The MRO product distribution industry is consolidating, as traditional MRO product distributors attempt to achieve economies of scale and increase efficiency. Furthermore, MRO product customers are continuing to seek low cost alternatives to replace traditional methods of purchasing and sources of supply. We believe that the current trend is for customers to reduce the number of suppliers and rely on lower cost alternatives such as direct mail and/or integrated supply arrangements, which will contribute to competition in our industry. Finally, we expect that new competitors will develop over time as Internet-based enterprises become more established and reliable and refine their service capabilities.

Environmental Matters

        We are subject to certain federal, state and local environmental laws and regulations, including those governing the management, transportation and disposal of, and exposure to, hazardous materials and the cleanup of contaminated sites. While we could incur costs as a result of liabilities under, or violations of, such environmental laws and regulations or arising out of a spill or the presence of hazardous materials in the environment, including the discovery of any such materials resulting from historical operations at our sites, we do not believe that we are subject to any such costs that are material. Furthermore, we believe that we are in compliance in all material respects with all environmental laws and regulations applicable to our facilities and operations.

Properties

        Our corporate headquarters is located in Jacksonville, Florida. We rent or own the facilities indicated in the following table. Properties we own are indicated by a "*". Distribution facilities and contractor showrooms are indicated by a (1).

Distribution Center	Square Footage		Distribution Center	Square Footage
Birmingham, AL	30,618		Elkridge, MD	126,504
Tempe, AZ	42,081		Farmington Hills, MI	70,035
Cerritos, CA	39,455		Minneapolis, MN	43,937
Hayward, CA	26,144		St. Louis, MO	59,777
Ontario, CA	46,200	(1)	Charlotte, NC	45,600
Sacramento, CA	48,235		Charlotte, NC	8,128	(1)
San Diego, CA	24,705		Mt. Laurel, NJ	70,000
Edmonton, CN	7,557		Pinebrook, NJ	6,500	(1)
Oakville, CN	17,069		Teterboro, NJ	5,400	(1)
Aurora, CO	69,500		North Las Vegas, NV	36,000
Denver, CO	5,042	(1)	Las Vegas, NV	11,277
Clearwater, FL	8,640	(1)	Brentwood, NY	42,000	*
Hollywood, FL	53,600		Depew, NY	21,728
Jacksonville, FL	8,400		Cincinnati, OH	33,711
Jacksonville, FL	47,370		Columbus, OH	36,264
Lakeland, FL	7,500	(1)	Oklahoma City, OK	15,340	(1)
Miami, FL	17,920	(1)	Bristol, PA	55,000
Orlando, FL	30,000		Leetsdale, PA	37,000
Pompano Beach, FL	78,000		Pittsburgh, PA	26,662	(1)
Tampa, FL	40,000		Hato Tejas, PR	23,657
Doraville, GA	52,320		Florence, SC	34,000
Marietta, GA	10,160	(1)	Fayetville, TN	40,000
Carol Stream, IL	42,106		Nashville, TN (NDC)	317,085
Crestwood, IL	6,000	(1)	Memphis, TN	17,580
Wheeling, IL	5,783	(1)	Nashville, TN	24,900
Fishers, IN	44,840		Dallas, TX	15,697	(1)
Plainfield, IN	6,000	(1)	El Paso, TX	42,837
Lenexa, KS	22,482		Fort Worth, TX	10,000	(1)
Jeffersontown, KY	8,700		Grand Prairie, TX	106,245
Louisville, KY	38,040		Houston, TX	64,000
Louisville, KY	60,000	*	San Antonio, TX	19,200
Harahan, LA	33,000		Seattle, WA	38,218
Woburn, MA	5,015	(1)	Lynwood, WA	5,472	(1)
Worcester, MA	60,108		New Berlin, WI	9,264	(1)
Baltimore, MD	5,400	(1)

Trademarks

        We have registered and nonregistered trade names and trademarks covering the principal brand names and product lines under which our products are marketed, including Wilmar®, Sexauer®, Maintenance USA®, Barnett®, HardwareExpress®, U.S. Lock® and SunStar®/AF Lighting™. We believe that our trademarks are important to our success and our competitive position. Accordingly, our policy is to pursue and maintain registration of our trade names and trademarks whenever possible and to oppose vigorously any infringement or dilution of our trade names and trademarks.

Litigation

        We are not a party to and do not have any property that is the subject of any legal proceedings pending or, to our knowledge, threatened, other than ordinary routine litigation incidental to our business and proceedings that are not material.

MANAGEMENT

Directors and Executive Officers

        The table below sets forth information regarding our directors and executive officers.

Name	Age	Position
Michael J. Grebe	48	President, Chief Executive Officer and Director
William E. Sanford	45	Executive Vice President and Chief Operating Officer
Thomas J. Tossavainen	36	Chief Financial Officer
William R. Pray	58	Senior Vice President and Chief Merchandising Officer
Fred M. Bravo	48	Vice President, Field Sales
Pamela L. Maxwell	40	Vice President, Marketing
Laurence W. Howard	41	Vice President, General Counsel and Secretary
Ernest K. Jacquet	58	Chairman of the Board of Directors
Gideon Argov	48	Director
Christopher C. Behrens	44	Director
John J. Gavin	49	Director
Barry J. Goldstein	62	Director
Charles W. Santoro	46	Director
Drew T. Sawyer	37	Director

        Michael J. Grebe has served as our President, Chief Executive Officer and Director since June 2004, as a director of Interline Opco since May 2000, the President of Interline Opco since October 1999 and the Chief Executive Officer of Interline Opco since January 2002. Previously, he served as the Chief Operating Officer of Interline Opco from November 1998 to June 2004. Prior to joining Interline, Mr. Grebe served as a Group Vice President of Airgas, Inc., or Airgas, a distributor of industrial gases, from 1997 to 1998. Mr. Grebe joined Airgas following its acquisition of IPCO Safety, Inc., a national alternate channel marketer of industrial safety supplies, of which he served as President from 1991 to 1996. Mr. Grebe serves on the board of directors of Restaurant Technologies Inc.

        William E. Sanford has served as our Executive Vice President and Chief Operating Officer since June 2004 and Executive Vice President of Interline Opco since January 2002 and as the Chief Operating Officer of Interline Opco since June 2004. Previously, he served as the Senior Vice President of Interline Opco from April 1999 to January 2002, Chief Financial Officer from April 1999 to June 2004 and Secretary from April 1999 to May 2004. Prior to joining Interline Opco, Mr. Sanford served as Vice President, Corporate Development of MSC Industrial Direct Co., Inc., a distributor of industrial supplies, from January 1998 to March 1999. Prior to 1998, Mr. Sanford held various positions at Airgas, serving as Executive Vice President, Sales & Marketing from 1995 to 1998 and as President of its Pacific Northwest subsidiary from 1988 to 1993.

        Thomas J. Tossavainen has served as Chief Financial Officer of Interline and Interline Opco since May 10, 2005. Mr. Tossavainen also serves as the Vice President, Finance and Treasurer of Interline and Interline Opco, a position he has held since June 2004 in respect of us and August 2001 in respect of Interline Opco. Prior to joining us, Mr. Tossavainen served as the Director of Strategic Projects—Treasury at Airgas, Inc. from August 2000 to August 2001 and in other positions with Airgas from 1996. Prior to that time, Mr. Tossavainen served in various financial positions for other organizations, including KPMG Peat Marwick LLP. Mr. Tossavainen is a Certified Public Accountant.

        William R. Pray has served as Senior Vice President and Chief Merchandising Officer of Interline since June 2004 and of Interline Opco since March 2002. Previously, he served as a director of Interline Opco from October 2000 to June 2004. Prior to joining Interline Opco, Mr. Pray served as President and Chief Operating Officer of Waxman Industries, Inc., the former parent of Barnett, from June 1995 to April 1996, resigning from these positions upon the consummation of the initial public offering of Barnett, serving as President and Chief Executive Officer for Barnett until September 2000. From February 1991 to February 1993, Mr. Pray served as Senior Vice President President of Waxman Industries, Inc.'s U.S. operations, after serving as President of its Mail Order/Telesales Group since 1989.

        Fred M. Bravo has served as Vice President, Field Sales of Interline since June 2004 and of Interline Opco since October 2001. Mr. Bravo previously served as the National Sales Manager, Director of Sales and Vice President, Sales of Interline Opco. Prior to joining Interline Opco, Mr. Bravo served as Vice President of Sales of HMA Enterprises, Inc., a Texas based MRO parts wholesaler, from 1987 to 1996. Mr. Bravo served as Vice President, Sales for Cherokee Holdings, Inc., a Houston based MRO wholesaler from 1985 to 1987.

        Pamela L. Maxwell has served as Vice President, Marketing of Interline since June 2004 and of Interline Opco since January 2001. Prior to joining Interline Opco, Ms. Maxwell served as President of Airgas Rutland Tool & Supply Co., Inc., a subsidiary of Airgas and a direct marketing distributor of metalworking products and MRO supplies, from November 1998 to December 2000. During her 17-year career at Airgas, Ms. Maxwell held a variety of positions ranging from sales management in the gas distribution division to marketing management in the direct industrial division.

        Laurence W. Howard has served as Vice President, General Counsel and Secretary of Interline since June 2004 and of Interline Opco since May 2004. Prior to joining Interline Opco, Mr. Howard served as the Vice President, Legal Services of Bombardier Capital Inc., the financial services division of Bombardier Inc., from April 2002 through April 2004 and as the Assistant General Counsel from April 1999 through April 2002.

        Ernest K. Jacquet has served as Chairman of the Board of Directors of Interline and of Interline Opco since June 2004 and as a director of Interline Opco since May 2000. Mr. Jacquet is a founder and Managing Partner of Parthenon Capital, one of the principal stockholders of Interline Opco. Prior to co-founding Parthenon Capital in 1998, Mr. Jacquet was a general partner of Summit Partners from April 1990 through May 1998 and a principal of Bain Capital. In addition, he was a director of Wilmar Industries, Inc., our corporate predecessor, from 1995 until May 2000. Mr. Jacquet currently serves on the boards of directors of Atkins Nutritionals, Inc., Canongate Golf, LLC, Creditek, LLC, Pharmedica Holdings, LLC, SSG Precision Optronics, Inc. and Xanboo. Mr. Jacquet also served on the board of directors of Spheris Inc., a former investment of Parthenon Capital.

        Gideon Argov has served as a director of Interline since June 2004 and of Interline Opco since August 2001. Mr. Argov is currently the Chief Executive Officer of Mykrolis Corporation, a producer of semi-conductor manufacturing equipment. From 2001 to November 2004, he was a Managing Director of Parthenon Capital. Prior to joining Parthenon Capital, Mr. Argov served as Chairman, President and CEO of Kollmorgen Corporation from 1991 to 2000. Mr. Argov serves on the boards of directors of Mykrolis Corporation, Helix Technologies and Fundtech.

        Christopher C. Behrens has served as a director of Interline since June 2004 and of Interline Opco since May 2000. Mr. Behrens is currently a Partner of J.P. Morgan Partners, LLC, the investment advisor of one of our principal stockholders, and was a Partner of its predecessor, Chase Capital Partners. Prior to being a Partner, he was a Principal of Chase Capital Partners from 1992 to 1999. Mr. Behrens serves on the boards of directors of Berry Plastics Corporation, Brand Services, Inc., as well as a number of private companies.

        John J. Gavin has served as a director of Interline and of Interline Opco since June 2004. Mr. Gavin served as a Director, President and Chief Operating Officer of Right Management Consultants from January 1999 to January 2004, and as Executive Vice President of Right Management Consultants from December 1996 through December 1998. Prior to joining Right Management Consultants, Mr. Gavin was with Andersen Worldwide from 1978 through 1996, where he was named a Partner in 1990. Mr. Gavin also currently serves on the boards of directors for Opinion Research Corporation and Catholic Health East, a multi institutional Catholic health system.

        Barry J. Goldstein has served as a director of Interline since June 2004 and of Interline Opco since April 2004. In October 2000, Mr. Goldstein retired as Executive Vice President and Chief Financial Officer of Office Depot, Inc., which he joined as Chief Financial Officer in May 1987. Mr. Goldstein was with Grant Thornton from 1969 through May 1987, where he was named a Partner in 1976.

        Charles W. Santoro has served as a director of Interline since June 2004 and of Interline Opco since May 2000. Mr. Santoro is a co-founder and Managing Partner of Sterling Investment Partners, L.P., one of our principal stockholders. Before founding Sterling Investment Partners in December 1999, Mr. Santoro was Vice Chairman, Investment Banking Division of Paine Webber Group Inc. from 1995 to May 2000. Prior to joining Paine Webber in 1995, Mr. Santoro was a Managing Director of Smith Barney Inc., in charge of the firm's Multi Industry Group and New Business Development Group. Prior to that, Mr. Santoro was responsible for Smith Barney's cross border investment banking activities in New York and London, where he sat on that firm's international board of directors. Mr. Santoro currently serves on the Board of Visitors of Columbia College and on the boards of directors of a number of private companies.

        Drew T. Sawyer has served as a director of Interline since June 2004 and of Interline Opco since May 2000. Mr. Sawyer is currently a Partner of Parthenon Capital, LLC. He was a founding member at Parthenon Capital as a Principal from 1998 to 2000. Prior to joining Parthenon Capital, Mr. Sawyer was a Principal at Parthenon Group from 1995 to 1998. Mr. Sawyer serves on the boards of directors of Atkins Nutritionals, Inc., Canongate Golf, LLC, Franco Apparel Group, Inc. and Restaurant Technologies Inc.

        There are no family relationships among any of our directors or executive officers.

Board Structure and Compensation

        Our board of directors is currently fixed at eight directors divided into three classes of directors, designated as Class I, Class II and Class III, with the directors in each class serving staggered three-year terms. Each class should consist, as nearly as possible, of one-third of the directors constituting the entire board. At present, Ernest K. Jacquet and John J. Gavin are serving as Class I directors, Barry J. Goldstein, Charles W. Santoro and Drew T. Sawyer are serving as Class II directors and Gideon Argov, Christopher C. Behrens and Michael J. Grebe are serving as Class III directors. At this, the first stockholders' meeting following our initial public offering, the Class I directors were elected to serve three year terms. At the second annual stockholders' meeting following our initial public offering, the term of office of the Class II directors will expire and new Class II directors will be elected for a full term of three years. At the third annual stockholders' meeting following our initial public offering, the term of office of the Class III directors will expire and new Class III directors will be elected for a full term of three years.

Committees

        Our Board of Directors currently has three standing committees: the Audit Committee, the Nominating & Governance Committee and the Compensation Committee.

        The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, the qualifications and independence of our independent registered public accounting firm, the performance of our audit function and independent registered public accounting firm and our compliance with legal and regulatory requirements. Messrs. Goldstein, Sawyer and Gavin are currently serving on the Audit Committee. Within 12 months of our initial public offering, which took place on December 16, 2004, the Board will appoint a new independent member to the Audit Committee to replace Mr. Sawyer, who does not qualify as "independent" under relevant guidelines because of his relationship with one of our principal stockholders. Mr. Goldstein serves as Chairman of the Audit Committee and also qualifies as an independent "audit committee financial expert," as such term has been defined by the SEC in Item 401(h)(2) of Regulation S-K.

        The Nominating & Governance Committee has the authority to identify individuals qualified to become board members and to select, or to recommend that the Board select, the director nominees for the next annual meeting of stockholders; develop and recommend to the Board a set of corporate governance principles applicable to the Company; oversee the evaluation of the Board and management; and annually evaluate its performance. The Nominating & Governance Committee currently consists of Messrs. Argov, Behrens, Jacquet and Gavin. Mr. Gavin serves as Chairman of the Nominating & Governance Committee.

        The Compensation Committee has the authority to approve salaries and bonuses and other compensation matters for our executive officers. In addition, the Compensation Committee has the authority to approve employee benefit plans as well as administer our 2000 Stock Award Plan and 2004 Equity Incentive Plan. The Compensation Committee currently consists of Messrs. Argov, Santoro and Behrens. Mr. Argov serves as Chairman of the Compensation Committee.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee.

Directors' Compensation

        Our directors, other than those who are our employees, receive an annual retainer of $40,000, payable quarterly in cash, the chair of the Audit Committee receives in addition to the annual retainer an annual fee of $10,000 and the chair of the other committees of our Board receive in addition to the annual retainer, annual fees of $5,000 each payable in cash. Additionally, each director who is not an employee or not affiliated with any of our principal stockholders receives an annual award of 10,000 options to purchase shares of our common stock with a fair market value exercise price. In connection with the initial public offering, the Directors who were not affiliated with any of our principal stockholders, Messrs. Goldstein and Gavin, were each awarded 20,000 options to purchase shares of our common stock with a fair market value exercise price and 5,000 restricted stock awards immediately prior to the completion of the Offering. These restricted stock awards vest pro rata over two years. On May 26, 2005, Messrs. Goldstein, Gavin and Argov received their annual award of 10,000 options to purchase shares of our common stock with a fair market value exercise price. Options and restricted stock awards are awarded under, and governed by, our 2004 Equity Incentive Plan. No additional fees will be paid to Directors for attendance at board meetings. All director compensation is contingent upon a director attending a minimum of 75% of our meetings each year. See "2004 Equity Incentive Plan" for more information.

Executive Compensation

        The following table sets forth information relating to the compensation awarded to, earned by or paid by us to our President and Chief Executive Officer, Michael J. Grebe, and each of our four other most highly compensated executive officers whose individual compensation exceeded $100,000 during fiscal 2004 for services rendered to us, to whom we collectively refer as our "named executive officers."

	Annual Compensation
Name and Principal Position	Year	Salary		Bonus			Other Annual Compensation			Restricted Stock Awards	Securities Underlying Options/SARs		All Other Compensation
Michael J. Grebe President, Chief Executive Officer and Director	2004 2003 2002	$ $ $	400,181 364,202 342,807	$ $ $	2,971,438 263,356 222,525	(1)	$ $ $	19,250 18,354 67,500	(2) (3)	$818,450	622,635	(7)	$1,475,378	(8)
William E. Sanford Executive Vice President and Chief Operating Officer	2004 2003 2002	$ $ $	358,830 326,920 308,923	$ $ $	2,613,215 216,639 199,950	(1)	$ $ $	18,440 17,940 69,467	(4) (3)	$609,600	483,514	(7)	$1,475,382	(8)
William R. Pray Senior Vice President, Chief Merchandising Officer	2004 2003 2002	$ $ $	536,272 493,440 472,320	$ $ $	294,900 218,100 193,500		$ $ $	127,526 114,075 106,313	(5) (5) (5)				$566,621	(9)
Fred M. Bravo Vice President, Field Sales	2004 2003 2002	$ $ $	194,921 152,016 139,615	$ $ $	281,515 58,887 48,375	(1)	$ $ $	37,101 34,400 20,600	(6)	$172,700	155,444	(7)
Pamela L. Maxwell Vice President, Marketing	2004 2003 2002	$ $ $	175,893 151,616 150,906	$ $ $	268,408 57,506 48,536	(1)	$ $ $	11,835 11,004 7,862		$172,700	124,314	(7)

(1)
Includes initial public offering one-time bonus of $2,591,970 for Mr. Grebe, $2,272,956 for Mr. Sanford, $185,000 for Mr. Bravo and $185,000 for Ms. Maxwell paid upon the consummation of our initial public offering.

(2)
Includes annual automobile allowance of $12,750 and matching contributions to 401(k) plan of $6,500.

(3)
Includes a relocation fee of $50,000.

(4)
Includes annual automobile allowance of $11,940 and matching contributions to 401(k) plan of $6,500.

(5)
Includes annual automobile allowance of $18,831, $18,887 and $18,887 in 2004, 2003 and 2002, respectively, medical reimbursement allowance of $22,565, $20,258 and $8,484 in 2004, 2003 and 2002, respectively, and the dollar value of the premiums paid prior to our initial public offering for the term portion of the split dollar life insurance policies on the life of Mr. Pray ($59,140 per year), which were terminated in June 2004.

(6)
Includes annual housing allowance of $24,000 and annual automobile allowance of $9,600.

(7)
Options to purchase certain shares of common stock were granted at an exercise price equal to or in excess of the fair market value of the shares on the date of grant. At the grant date, 100% were immediately vested and exercisable. The executives are only permitted to sell shares acquired upon the exercise of the options in 25% increments over a four year period. However, the option agreements provide that shares otherwise to be delivered to the executive upon exercise of the option may be used to satisfy taxes and with the approval of the Compensation Committee the exercise price. Mr. Grebe was granted 371,289 stock options with an exercise price of $15.00, 125,673 stock options with an exercise price of $21.75, and 125,673 stock options with an exercise price of $26.25. Mr. Sanford was granted 286,028 stock options with an exercise price of $15.00, 98,743 stock options with an exercise price of $21.75, and 98,743 stock options with an exercise price of $26.25. Mr. Bravo and Ms. Maxwell were granted 155,444 and 124,314 stock options, respectively, with an exercise price of $15.00. We have not granted any stock appreciation rights.

(8)
Represents the forgiveness of outstanding loans prior to our initial public offering to Mr. Grebe in the amount of $937,603 and Mr. Sanford of $937,605, and the reimbursement of income taxes in respect of taxes associated with such forgiveness in the amount of $537,775 for Mr. Grebe and $537,777 for Mr. Sanford.

(9)
Split dollar life insurance policies on the life of Mr. Pray were terminated in June 2004, and upon termination, the amount paid to Mr. Pray was $566,621.

Options Grants during Fiscal 2004

        We granted the following stock option awards to our named executive officers in 2004. We have never granted any stock appreciation rights.

Name	Number of Securities Underlying Options Granted(1)	Percentage of Total Options Granted to Employees in 2004	Exercise Price (per share)	Expiration Date	Present Value of Grant at Grant Date (2)
Michael J. Grebe	371,289	15.3%	$15.00	12/16/2014	$1,897,287
	125,673	5.2%	21.75	12/16/2014	388,330
	125,673	5.2%	26.25	12/16/2014	282,764
William E. Sanford	286,028	11.8%	15.00	12/16/2014	1,461,603
	98,743	4.1%	21.75	12/16/2014	305,116
	98,743	4.1%	26.25	12/16/2014	222,172
William R. Pray	—	—	—	—	—
Fred M. Bravo	155,444	6.4%	15.00	12/16/2014	794,319
Pamela L. Maxwell	124,314	5.1%	15.00	12/16/2014	635,245

(1)
These options were granted at an exercise price equal to or in excess of the fair market value of the shares on the date of grant. At the grant date 100% were immediately vested and exercisable. Management is only permitted to sell shares acquired upon the exercise of the options in 25% increments over a four year period. However, the option agreements provide that shares otherwise to be delivered to the executive upon exercise of the option may be used to satisfy taxes and with the approval of the Compensation Committee the exercise price.

(2)
The present value of stock option grants is determined using the Black Scholes option pricing model with the following assumptions:

Expected Life	5 years
Risk-free interest rate	3.71%
Volatility	31.0%
Dividend yield	0.0%

Aggregated Option Exercises in Fiscal 2004 and Year-End Option Values

        None of our named executive officers exercised any of their options during fiscal 2004. The following table sets forth exercisable and unexercisable stock options held by each of our named executive officers as of December 31, 2004.

			Number of Securities Underlying Unexercised Options as of December 31, 2004	Value of Unexercised In-the-money Options at Fiscal Year
Name	Shares Acquired on Exercise(#)	Value Realized($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Michael J. Grebe	—	—	623,543/0	$961,640/0
William E. Sanford	—	—	484,138/0	740,821/0
William R. Pray	—	—	—	—
Fred M. Bravo	—	—	155,459/0	402,600/0
Pamela L. Maxwell	—	—	124,329/0	321,974/0

Employees

        As of April 1, 2005, we had approximately 2,450 employees, of whom 109 were unionized. Currently we have two labor agreements in place: one for our Mt. Laurel, New Jersey distribution center and one for our Elkridge, Maryland distribution center. The Mt. Laurel, New Jersey agreement was renegotiated on October 18, 2004 and will expire on October 15, 2007. The total number of employees within this bargaining unit is 68. The Elkridge, Maryland agreement was renegotiated on November 1, 2004 and will expire on October 31, 2007. The total number of employees within this bargaining unit is 41. We have not experienced any work stoppages resulting from management or union disagreements and believe that our employee relations are satisfactory.

Incentive Plans

  2000 Stock Award Plan

        Under our 2000 Stock Award Plan, or the Stock Award Plan, our Compensation Committee may award a total of 6,395 shares of its common stock in the form of incentive stock options (which may be awarded to key employees only), nonqualified stock options, stock appreciation rights, or SARs, and restricted stock awards, all of which may be awarded to its directors, officers, key employees and consultants. Shares subject to any unexercised options granted under the Stock Award Plan, which have expired or terminated, become available for issuance again under the Stock Award Plan. During any one-year period during the term of the Stock Award Plan, no participant may be granted options which in the aggregate exceed 2,741 shares of our common stock authorized for issuance pursuant to the Stock Award Plan. The exercise price per share for an incentive stock option may not be less than 100% of the fair market value of a share of our common stock on the grant date. The exercise price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of our stock may not be less than 110% of the fair market value of a share of its common stock on the grant date, and may not be exercisable after the expiration of five years from the date of grant. SARs may be granted either in tandem with another award or freestanding and unrelated to another award. Our Compensation Committee will determine in its sole discretion whether a SAR is settled in cash, shares or a combination of cash and shares. Our Compensation Committee has full discretion to administer and interpret the Stock Award Plan, to adopt such rules, regulations and procedures as it deems necessary or advisable, and to determine the persons eligible to receive awards, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

  2004 Equity Incentive Plan

        In December 2004, we adopted the 2004 Equity Incentive Plan, or the 2004 Plan. The purpose of our 2004 Plan is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with a stock plan providing incentives directly related to increases in our stockholder value.

        Our Compensation Committee administers our 2004 Plan. Directors, officers, employees or consultants of the Company or its subsidiaries or affiliates are eligible for awards under our 2004 Plan. Our Compensation Committee has the sole and complete authority to determine who will be granted an award under the plan.

        Number of Shares Authorized.    The number of shares of our common stock available for award under our 2004 Plan is 3,175,000. No participant may be granted awards of options or stock appreciation rights with respect to more than 600,000 shares of common stock in any one calendar year, provided that such number shall be adjusted on account of changes in the capital structure, and shares otherwise counted against such number, only in a manner that will not cause options or stock appreciation rights granted under the 2004 Plan to fail to qualify as "performance based compensation" under Section 162 (m) of the Code. No more than 150,000 shares of common stock may be granted under our 2004 Plan with respect to restricted share units or restricted stock in any one calendar year to any one participant. If any award is forfeited, or if any option terminates, expires or lapses without being exercised, shares of our common stock subject to such award will again be available for future grant. If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our 2004 Plan, the number of shares covered by awards then outstanding under our 2004 Plan, the limitations on awards under our 2004 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

        The 2004 Plan will expire in December 2014, and no further awards may be granted after that date.

        Our Compensation Committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted share units, stock bonus awards, or any combination of the foregoing.

        Options.    Our Compensation Committee is authorized to grant options to purchase shares of common stock that are either "qualified," meaning they satisfy the requirements of Section 422 of the Code for incentive stock options, or "nonqualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. Under the terms of our 2004 Plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant. Options granted under the plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the plan is 10 years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) which have been held by the participant for at least six months, have been purchased on the open market, or the Compensation Committee may, in its discretion, allow payment to be made through a broker-assisted cashless exercise mechanism or by such other method as the Compensation Committee may determine.

        Our Compensation Committee is authorized to award stock appreciation rights often referred to as SARs under the 2004 Plan. The SARs will be subject to the terms and conditions established by the Compensation Committee. The terms of the SARs shall be subject to terms established by the Compensation Committee and reflected in the award agreement.

        Restricted Share Unit Awards.    Our Compensation Committee is authorized to award restricted share units. The restricted share unit awards will be subject to the terms and conditions established by the Compensation Committee.

        Restricted Stock.    Our Compensation Committee is authorized to award restricted stock under our 2004 Plan. The awards of restricted stock will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Unless the Compensation Committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment during the restricted period, then any unvested restricted stock is forfeited.

        Stock Bonus Awards.    Our Compensation Committee is authorized to grant awards of unrestricted shares, either alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine.

        Performance Criteria.    Our Compensation Committee may condition the vesting of any award granted under our 2004 Plan on the satisfaction of certain performance goals. The Compensation Committee may establish these performance goals with reference to one or more of the following: (i) earnings (gross, net or per share), (ii) stock price (absolute or relative to other companies), (iii) market share, (iv) gross or net profit margin, (v) costs or expenses, (vi) return on equity, (vii) sales, (viii) Adjusted EBITDA, (ix) return on capital or equity, (x) total stockholder return, or (xi) net income.

Equity Compensation Plan Information at December 31, 2004

        The following table sets forth information as of December 31, 2004 regarding compensation plans under which the Company's equity securities are authorized for issuance.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	2,468,009	$17.61	527,566(1)
Equity compensation plans not approved by security holders	—	—	—
Total	2,468,009	17.61	527,566(1)

(1)
Reduced by the 185,820 restricted stock awards granted to management pursuant to the 2004 Equity Plan and not included in column (a) because they are not options.

Employment Agreements and Other Compensation

        Michael J. Grebe.    We have entered into an employment agreement with Mr. Grebe, which became effective August 13, 2004 and expires two years thereafter, subject to automatic one-year extensions at the beginning of each calendar year thereafter unless we or Mr. Grebe give at least 90 days' written notice of non-extension. We entered into an amendment to Mr. Grebe's employment agreement effective as of December 2, 2004. During the term of his agreement, Mr. Grebe will continue to serve as our President and Chief Executive Officer. Mr. Grebe's base salary pursuant to his employment agreement is $386,030, subject to annual cost of living increases of at least 5% as of the beginning of each calendar year. Mr. Grebe is also eligible for an annual cash bonus based upon the achievement of annual performance targets established by our Compensation Committee, with a maximum annual bonus of 120% of his base salary. Mr. Grebe is also eligible to continue to participate in the benefits plans and arrangements generally available to our senior executives. In addition, Mr. Grebe received a one-time bonus upon the closing of our initial public offering equal to $2,591,970. In accordance with his employment agreement, Mr. Grebe also received payment in 2005 of $537,775 in respect of taxes associated with the forgiveness of an outstanding loan immediately prior to our initial public offering.

        Further, in the event of a change in control, Mr. Grebe will be entitled to a success bonus in an amount which shall be negotiated in good faith and agreed upon between Mr. Grebe and us. This success bonus will be paid in cash to Mr. Grebe in a lump sum on the date of the closing of such change in control.

        Mr. Grebe's employment may be terminated by us for cause (as defined in his employment agreement) upon 30 days' prior written notice. Upon termination of Mr. Grebe's employment for cause, we are required to pay his accrued and unpaid base salary and benefits through the date of termination. If Mr. Grebe's employment terminates due to disability or death, he or his estate will be entitled to receive (i) any accrued and unpaid base salary and benefits, (ii) continuation of his base salary for a period of two years following the date of termination and (iii) a pro rata bonus for the calendar year in which termination occurs. If his employment is terminated by us without cause, or by Mr. Grebe for good reason (as defined in the employment agreement to include among other actions, a change in control of us), Mr. Grebe will be entitled to receive any accrued and unpaid base salary and benefits and severance equal to (i) two times his base salary payable in a lump sum and (ii) an amount equal to two times the average of the annual bonuses paid to him during the three years prior to his termination payable over a two year period following his termination. In the event Mr. Grebe is terminated in connection with a change in control, all of his severance will be paid in a lump sum. Mr. Grebe's employment agreement also provides for a tax gross-up for any amounts due or paid to him under the employment agreement or any of our other plans or arrangements that are considered an "excess parachute payment" under the U.S. Internal Revenue Code. In addition, Mr. Grebe will be entitled to continuation of certain health and welfare benefits at our expense for a period of two years following his termination. The termination of Mr. Grebe's employment at the end of the initial term or any successive one-year renewal period on account of us giving notice to Mr. Grebe of our desire not to extend the term will be treated as a termination without cause entitling Mr. Grebe to severance.

        All severance payments under this agreement are conditioned upon and subject to Mr. Grebe's execution of a general waiver and release. Mr. Grebe is subject to a non-compete agreement during his employment and for the period ending on the later of the expiration of (i) one year following the termination of his employment by us for cause or by Mr. Grebe without good reason and (ii) two years following the termination of his employment by us without cause or by Mr. Grebe for good reason. In addition, following the termination of his employment by us for cause or by Mr. Grebe without good reason, Mr. Grebe is subject to a one year prohibition against the solicitation of (i) clients who were our clients within the six month period prior to his termination of employment and (ii) any of our employees. Mr. Grebe is also subject to a confidentiality agreement during and after his employment with us.

        We awarded Mr. Grebe immediately prior to and in connection with our initial public offering, stock options to purchase 371,289 shares of our common stock with an exercise price equal to the fair market value on the date of grant, stock options to purchase 251,346 shares of our common stock with an exercise price in excess of fair market value on the date of grant, and granted him 54,563 restricted stock awards under the 2004 Equity Incentive Plan, the terms and conditions of which are to be governed by the applicable award agreement. See the prior description of the 2004 Equity Incentive Plan.

        William E. Sanford.    We have entered into an employment agreement with Mr. Sanford, which became effective on August 13, 2004 and expires two years thereafter, subject to automatic one-year extensions at the beginning of each calendar year thereafter unless we or Mr. Sanford give at least 90 days' written notice of non-extension. We entered into an amendment to Mr. Sanford's employment agreement effective as of December 2, 2004. During the term of his agreement, Mr. Sanford will serve as our Executive Vice President and Chief Operating Officer. Mr. Sanford's base salary pursuant to his employment agreement is $346,143, subject to annual cost of living increases of at least 5% as of the beginning of each calendar year. Mr. Sanford is also eligible for an annual cash bonus based upon the achievement of annual performance targets established by our Compensation Committee, with a maximum annual bonus of 120% of his base salary. Mr. Sanford is eligible to continue to participate in the benefits plans and arrangements generally available to our senior executives. In addition, Mr. Sanford received a one-time bonus upon the closing of our initial public offering equal to $2,272,956. In accordance with his employment agreement, Mr. Sanford also received payment in 2005 of $537,777 in respect of taxes associated with the forgiveness of an outstanding loan immediately prior to our initial public offering.

        Further, in the event of a change in control, Mr. Sanford will be entitled to a success bonus in an amount which shall be negotiated in good faith and agreed upon between Mr. Sanford and us. This success bonus will be paid in cash to Mr. Sanford, in a lump sum on the date of the closing of such change in control.

        Mr. Sanford's employment may be terminated by us for cause (as defined in his employment agreement) upon 30 days' prior written notice. Upon termination of Mr. Sanford's employment for cause, we are required to pay his accrued and unpaid base salary and benefits through the date of termination. If Mr. Sanford's employment terminates due to disability or death, he or his estate will be entitled to receive (i) any accrued and unpaid base salary and benefits, (ii) continuation of his base salary for a period of two years following the date of termination and (iii) a pro rata bonus for the calendar year in which termination occurs. If his employment is terminated by us without cause, or by Mr. Sanford for good reason (as defined in the employment agreement to include among other actions, a change in control of us), Mr. Sanford will be entitled to receive any accrued and unpaid base salary and benefits and severance equal to (i) two times his base salary payable in a lump sum and (ii) an amount equal to two times the average of the annual bonuses paid to him during the three years prior to his termination payable over a two year period following his termination. In the event Mr. Sanford is terminated in connection with a change in control of us, all of his severance will be paid in a lump sum. Mr. Sanford's employment agreement also provides for a tax gross-up for any amounts due or paid to him under the employment agreement or any of our plans or arrangements that are considered an "excess parachute payment" under the U.S. Internal Revenue Code. In addition, Mr. Sanford will be entitled to continuation of certain health and welfare benefits at our expense for a period of two years following his termination. The termination of Mr. Sanford's employment at the end of the initial term or any successive one-year renewal period on account of us giving notice to Mr. Sanford of our desire not to extend the term was to be treated as a termination without cause generally entitling Mr. Sanford to severance.

        All severance payments under this agreement are conditioned upon and subject to Mr. Sanford's execution of a general waiver and release. Mr. Sanford is subject to a non-compete agreement during his employment and for the period ending on the later of the expiration of (i) one year following the termination of his employment by us for cause or by Mr. Sanford without good reason and (ii) two years following the termination of his employment by us without cause or by Mr. Sanford for good reason. In addition, following the termination of his employment by us for cause or by Mr. Sanford without good reason, Mr. Sanford is subject to a one year prohibition against the solicitation of (i) clients who were our clients within the six month period prior to his termination of employment and (ii) any of our employees. Mr. Sanford is also subject to a confidentiality agreement during and after his employment with us.

        We awarded Mr. Sanford immediately prior to our initial public offering and in connection with our initial public offering stock options to purchase 286,028 shares of our common stock with an exercise price equal to the fair market value on the date of grant, stock options to purchase 197,486 shares of our common stock with an exercise price in excess of fair market value on the date of grant, and granted him 40,640 restricted stock awards under the 2004 Equity Incentive Plan, the terms and conditions of which are to be governed by the applicable award agreement. See the prior description of the 2004 Equity Incentive Plan.

        William R. Pray.    We have entered into an amended and restated employment agreement with Mr. Pray effective December 15, 2004 and expiring December 31, 2005, subject to automatic one-year extensions unless we or Mr. Pray gives at least 60 days' written notice of non-extension. During the term of his agreement, Mr. Pray will serve as our Senior Vice President. The agreement provides that we will pay Mr. Pray a base salary of not less than $506,378 from December 15, 2004 through June 30, 2005 and from and after July 1, 2005 at a rate of $200,000. Mr. Pray is eligible to receive an annual bonus of no greater than $300,000 for 2004 and for 2005 he is entitled to a guaranteed bonus of $50,000, and for 2006 and thereafter $100,000. In connection with terminating a historical split dollar life insurance and deferred compensation arrangement, we made a one time payment to Mr. Pray of $566,621 in June 2004. Mr. Pray is eligible to continue to participate in the benefits plans and arrangements generally available to our other executives.

        The agreement may be terminated by us for cause (as defined in his employment agreement). Upon termination of Mr. Pray's employment for cause, we will pay him his accrued and unpaid base salary and benefits (as defined in his employment agreement) through the date of termination. If Mr. Pray's employment terminates due to disability or death, he or his estate will be entitled to receive (i) any accrued and unpaid base salary and benefits and (ii) a pro rata bonus for the calendar year in which termination occurs. If Mr. Pray's employment is terminated by us without "cause," or by Mr. Pray for "good reason" (as defined in his employment agreement) prior to December 31, 2005, he will be entitled to receive (i) any accrued and unpaid base salary and benefits, (ii) continuation of his base salary through December 31, 2005, and (iii) continuation of his health benefits and automobile allowance through December 31, 2006. If Mr. Pray is terminated by us "without cause" or by Mr. Pray for "good reason" after December 31, 2005, then he is entitled to continued automobile expense reimbursement and health benefits through December 31, 2006. Mr. Pray is required to provide us 30 days' advance written notice in the event he terminates his employment other than for "good reason." The termination of Mr. Pray's employment at the end of the initial term or any subsequent one-year renewal period on account of us giving notice to Mr. Pray of our desire not to extend the term will be treated as a termination without cause entitling Mr. Pray to severance.

        All severance payments are conditioned upon and subject to Mr. Pray's execution of a general waiver and release. Mr. Pray is subject to a non-compete agreement during his employment and for two years thereafter. Mr. Pray is subject to a non-solicitation agreement during his employment and for three years thereafter. Mr. Pray is subject to a confidentiality agreement during and after his employment.

        Pamela L. Maxwell.    We have entered into an employment agreement with Ms. Maxwell dated January 7, 2004, as amended September 27, 2004 and December 2, 2004. The term of Ms. Maxwell's agreement is from January 7, 2004 to January 7, 2005, subject to automatic one-year extensions unless we or Ms. Maxwell give at least 60 days' prior written notice of non-extension. Ms. Maxwell's agreement was automatically renewed on January 7, 2005. The agreement provides that we will pay Ms. Maxwell a base salary of $161,737, subject to increase at the discretion of our President. Ms. Maxwell is eligible to receive an annual bonus of up to 50% of her base salary. In addition, Ms. Maxwell received a one-time bonus upon the closing of our initial public offering equal to $185,000.

        The agreement may be terminated by us for "cause." Upon termination of Ms. Maxwell's employment for cause, we will pay her accrued and unpaid base salary and benefits (as defined in her employment agreement) through the date of termination. If Ms. Maxwell's employment terminates due to disability or death, she or her estate will be entitled to receive (i) any accrued and unpaid base salary and benefits and (ii) a pro rata bonus for the calendar year in which termination occurs. If her employment is terminated by us without "cause," or by Ms. Maxwell for "good reason," she will be entitled to receive (i) any accrued and unpaid base salary and benefits, (ii) continuation of her base salary for a period of one year from the date of termination, (iii) continuation of her medical benefits and (iv) a pro rata bonus. Ms. Maxwell is required to provide us 30 days' advance written notice in the event she terminates her employment other than for "good reason." The termination of Ms. Maxwell's employment at the end of the initial term or any subsequent one-year renewal period on account of us giving notice to Ms. Maxwell of our desire not to extend the term will be treated as a termination without cause entitling Ms. Maxwell to severance.

        All severance payments are conditioned upon and subject to Ms. Maxwell's execution of a general waiver and release. Ms. Maxwell is subject to a non-compete agreement during her employment and for one year thereafter. Ms. Maxwell is subject to a non-solicitation agreement during her employment and for two years thereafter. Ms. Maxwell is subject to a confidentiality agreement during and after her employment with us.

        Fred M. Bravo.    We have entered into an employment agreement with Mr. Bravo dated January 7, 2004, as amended September 27, 2004 and December 2, 2004. The term of Mr. Bravo's employment agreement is from January 7, 2004 to January 7, 2005, subject to automatic one-year extensions unless we or Mr. Bravo give at least 60 days' prior written notice of non-extension. Mr. Bravo's agreement was automatically renewed on January 7, 2005. The agreement provides that we will pay Mr. Bravo a base salary of $166,368, subject to increase at the discretion of our President. Mr. Bravo is eligible to receive an annual bonus of up to 50% of his base salary. In addition, Mr. Bravo received a one-time bonus upon the closing of our initial public offering equal to $185,000.

        The agreement may be terminated by us for "cause." Upon termination of Mr. Bravo's employment for cause, we will pay his accrued and unpaid base salary and benefits (as defined in his employment agreement) through the date of termination. If Mr. Bravo's employment terminates due to disability or death, he or his estate will be entitled to receive (i) any accrued and unpaid base salary and benefits and (ii) a pro rata bonus for the calendar year in which termination occurs. If his employment is terminated by us without "cause," or by Mr. Bravo for "good reason," he will be entitled to receive (i) any accrued and unpaid base salary and benefits, (ii) continuation of his base salary for a period of one year from the date of termination, (iii) continuation of his medical benefits and (iv) a pro rata bonus. Mr. Bravo is required to provide us 30 days' advance written notice in the event he terminates his employment other than for "good reason." The termination of Mr. Bravo's employment at the end of the initial term or any subsequent one-year renewal period on account of us giving notice to Mr. Bravo of our desire not to extend the term will be treated as a termination without cause entitling Mr. Bravo to severance.

        All severance payments are conditioned upon and subject to Mr. Bravo's execution of a general waiver and release. Mr. Bravo is subject to a non-compete agreement during his employment and for one year thereafter. Mr. Bravo is subject to a non-solicitation agreement during his employment and for two years thereafter. Mr. Bravo is subject to a confidentiality agreement during and after his employment with us.

        Thomas J. Tossavainen.    We have entered into a new employment agreement with Mr. Tossavainen dated July 25, 2005. The new employment agreement supersedes, replaces and terminates Mr. Tossavainen's previous employment agreement dated May 12, 2004, as amended November 10, 2004. The term of Mr. Tossavainen's new employment agreement is from July 25, 2005 to July 25, 2006, subject to automatic one-year extensions unless we or Mr. Tossavainen give at least 60 days' prior written notice of non-extension. The agreement provides that we will pay Mr. Tossavainen a minimum base salary of $213,000, subject to upward adjustment at the discretion of our President, and an automobile allowance of $750 per month. Mr. Tossavainen is eligible for a target bonus of 50% of his base salary. The agreement may be terminated by us for "cause." Upon termination of Mr. Tossavainen's employment for cause, we will pay his accrued and unpaid base salary and benefits (as defined in his employment agreement) through the date of termination. If Mr. Tossavainen's employment terminates due to disability or death, he or his estate will be entitled to receive (i) any accrued and unpaid base salary and benefits and (ii) a pro rata bonus for the calendar year in which termination occurs. If his employment is terminated by us without "cause," or by Mr. Tossavainen for "good reason," he will be entitled to receive (i) any accrued and unpaid base salary and benefits,

(ii) continuation of his base salary for a period of two years from the date of termination, (iii) continuation of his medical benefits and (iv) a pro rata bonus. Mr. Tossavainen is required to provide us 30 days' advance written notice in the event he terminates his employment other than for "good reason," in which case he will be entitled to receive any accrued and unpaid base salary. The termination of Mr. Tossavainen's employment at the end of the initial term or any subsequent one-year renewal period on account of us giving notice to Mr. Tossavainen of our desire not to extend the term will be treated as a termination without cause entitling Mr. Tossavainen to severance. All severance payments are conditioned upon and subject to Mr. Tossavainen's execution of a general waiver and release. Mr. Tossavainen is subject to a non-compete agreement during his employment and for one year thereafter. Mr. Tossavainen is subject to a non-solicitation agreement during his employment and for one year thereafter. Mr. Tossavainen is subject to a confidentiality agreement during and after his employment with us.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the number and percentage of outstanding shares of our common stock beneficially owned by (1) each of our named executive officers and directors individually, (2) all executive officers and directors as a group, (3) certain principal stockholders who are known to us to be the beneficial owner of more than five percent of our common stock as of July 20, 2005 and (4) each selling stockholder.

        The selling stockholders acquired the shares of our common stock offered for resale in the reincorporation merger that occurred in connection with our initial public offering as consideration for their shares of common and preferred stock of Interline Opco, our operating subsidiary. See "Certain Relationships and Related Transactions—Reorganization Transactions" and "—Reincorporation Merger Consideration." The selling stockholders acquired their shares of capital stock in Interline Opco, in connection with its going private transaction on May 16, 2000 and/or Interline Opco's acquisition of Barnett on September 29, 2000.

	Shares of our Common Stock Beneficially Owned Before the Offering			Shares of our Common Stock Beneficially Owned After the Offering(1)
Name and Address(2)	Shares	Percentage	Shares Being Offered(3)	Shares	Percentage
Executive Officers, Directors and 5% Stockholders:
Parthenon Partnerships(4)(5)	4,807,088	14.9	2,477,792	2,329,296	7.2
J.P. Morgan Partners (23A SBIC), L.P.(6)	4,276,896	13.3	2,138,448	2,138,448	6.6
General Motors Investment Management Corporation(7)	2,926,705	9.1	1,463,353	1,463,352	4.5
Michael J. Grebe(8)	671,615	2.0	—	671,615	2.0
William E. Sanford(9)	536,235	1.6	—	536,235	1.6
William R. Pray(10)	122,216	*	—	122,216	*
Pamela L. Maxwell(11)	124,439	*	—	124,439	*
Fred Bravo(12)	155,569	*	—	155,569	*
Ernest K. Jacquet(4)(5)	4,807,088	14.9	—	2,329,296	7.2
John C. Rutherford(4)(5)	4,807,088	14.9	—	2,329,296	7.2
Drew T. Sawyer(4)(13)	—	—	—	—	—
Christopher C. Behrens(14)	4,276,896	13.3	—	2,138,448	6.6
Charles W. Santoro(15)	1,063,150	3.3	—	1,063,150	3.3
Gideon Argov(16)	14,000	*	—	14,000	*
Barry J. Goldstein(17)	30,000	*	—	30,000	*
John J. Gavin(18)	30,000	*	—	30,000	*
All executive officers and directors as a group (12 persons)	11,831,208	35.1	—	7,214,968	21.4
Other Selling Stockholders:
Allied Capital Corporation(19)	152,371	*	78,089	74,282	*
Great Lakes Capital Investments II, LLC(20)	53,182	*	27,412	25,770	*
Key Principal Partners LLC(21)	1,101,544	3.4	567,786	533,758	1.7
Mellon Ventures II, L.P.(22)	948,859	2.9	489,086	459,773	1.4
National City Equity Partners, Inc.(23)	301,365	*	155,337	146,028	*
Private Equity Portfolio Fund II, LLC(24)	150,737	*	77,697	73,040	*
Svoboda, Collins & Company QP, L.P.(25)	510,572	1.6	200,357	310,215	1.0
Svoboda, Collins & Company, L.P.(26)	190,213	*	74,643	115,570	*

*
Indicates less than 1% ownership.

(1)
Determined in accordance with Rule 13d-3 under the Exchange Act and assuming that the underwriters' over-allotment option is not exercised.

(2)
Unless otherwise noted, the business address is c/o Interline Brands, Inc., 801 W. Bay Street, Jacksonville, Florida 32204.

(3)
Assumes the underwriters will not exercise their over-allotment option.

(4)
Parthenon Capital, LLC is the investment advisor to the following Parthenon partnerships: Parthenon Investors, L.P., PCIP Investors, J&R Founders Fund and Parthenon Investors II, L.P. Their business address is 75 State Street, Boston, Massachusetts 02109.

(5)
Includes common stock beneficially owned by Parthenon Investors, L.P., PCIP Investors, J&R Founders Fund and Parthenon Investors II, L.P. The Co-CEO's of Parthenon Capital, Mr. Jacquet and Mr. Rutherford, each have beneficial ownership of (i) 3,884,103 shares of common stock held by Parthenon Investors, L.P. through their indirect control of Parthenon Investment Advisors, LLC, the general partner of Parthenon Investors, L.P., (ii) 166,940 shares of common stock held by PCIP Investors, a general partnership of which they have control as general partners, (iii) 23,129 shares of common stock held by J&R Founders Fund, a general partnership of which they have control as general partners and (iv) 732,916 shares of common stock held by Parthenon Investors II, L.P., through their indirect control of PCap Partners II LLC. The general partner of Parthenon Investors II, L.P. Parthenon Investors, L.P. is offering 2,002,044 shares of common stock, PCIP Investors is offering 86,048 shares of common stock, J&R Founders Fund is offering 11,922 shares of common stock and Parthenon Investors II, L.P. is offering 377,778 shares of common stock. If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by these stockholders would be 2,136,257 shares of common stock, 91,816 shares of common stock, 12,721 shares of common stock and 403,103 shares of common stock, respectively, and these stockholders will beneficially own approximately 5.4%, less than 1%, less than 1% and approximately 1.0%, respectively, of our common stock after completion of this offering.

(6)
The general partner of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., or JPMP (23A SBIC Manager) which is a wholly-owned subsidiary of J.P. Morgan Chase Bank, or JPM Chase Bank, which is a wholly-owned subsidiary of J.P. Morgan Chase & Co., or JPM Chase, a publicly traded company and an affiliate of J.P. Morgan Securities Inc., one of the underwriters. Jeffrey C. Walker is President and Christopher C. Behrens, one of our directors, is Managing Director of JPMP (23A SBIC Manager). Each of JPMP (23A SBIC Manager), JPM Chase Bank and JPM Chase and Mr. Walker and Mr. Behrens by virtue of their positions and responsibilities within JPMP (23A SBIC Manager) may be deemed beneficial owners of the shares held by JPMP (23A SBIC), however, the foregoing shall not be construed as an admission that any of JPMP (23A SBIC Manager), JPM Chase Bank, JPM Chase or Messrs. Walker and Behrens is the beneficial owner of the shares held by JPMP (23A SBIC). Christopher C. Behrens, one of our directors, is an executive officer of the managing member of JPMP (23A SBIC). For more information, see note (14) below. If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by this stockholder would be 2,138,448 and this stockholder would beneficially own 2,138,448 shares, or approximately 6.6% of our common stock after completion of this offering.

(7)
These shares are held by First Plaza Group Trust, for which JPMorgan Chase Bank serves as Trustee. The trust is a pension trust formed pursuant to the laws of the State of New York for the benefit of certain employee benefit plans of General Motors Corporation, or GM, its subsidiaries and unrelated employers. These shares may be deemed to be owned beneficially by General Motors Investment Management Corporation, or GMIMCo, a wholly-owned subsidiary of GM. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM, its subsidiaries and unrelated employers, and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as investment manager with respect to these shares and in that capacity it has the sole power to direct the trustee as to the voting and disposition of these shares. Because of the trustee's limited role, beneficial ownership of the shares by the trustee is disclaimed. The address of GMIMCo is 767 Fifth Avenue, New York, New York 10153. If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by this stockholder would be 1,463,353 and this stockholder would beneficially own 1,463,352 shares, or approximately 4.5% of our common stock after completion of this offering.

(8)
Includes 623,543 shares of common stock issuable pursuant to stock options. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own approximately 2.0% of our common stock after completion of this offering.

(9)
Includes 484,138 shares of common stock issuable pursuant to stock options. Includes 500 shares of common stock owned by his wife. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own approximately 1.6% of our common stock after completion of this offering.

(10)
If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after completion of this offering.

(11)
Includes 124,329 shares of common stock issuable pursuant to stock options. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after completion of this offering.

(12)
Includes 155,459 shares of common stock issuable pursuant to stock options. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after completion of this offering.

(13)
Mr. Sawyer is a partner of PCIP Investors and a member of PCap Partners II, LLC, the general partner of Parthenon Investors II, L.P., but has no beneficial ownership of our shares.

(14)
Reflects the shares owned by JPMP (23A SBIC) due to his status as an executive officer of JPMP (23A SBIC Manager), the managing member of JPMP (23A SBIC), a wholly-owned subsidiary of JPM Chase Bank, a wholly-owned subsidiary of JPM Chase. Mr. Behrens disclaims beneficial ownership and the foregoing shall not be construed as an admission that Mr. Behrens is the beneficial owner of the shares held by JPMP (23A SBIC). The address of Mr. Behrens and JPMP (23A SBIC Manager) is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

(15)
The business address is 276 Post Road West, Westport, Connecticut 06880. Mr. Santoro is a managing member of Sterling Investment Partners Management, LLC, the general partner of Sterling Investment Partners, L.P. and disclaims beneficial ownership other than his membership interest. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own approximately 3.3% of our common stock after completion of this offering.

(16)
Includes 10,000 shares of common stock issuable pursuant to stock options. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after completion of this offering.

(17)
Includes 30,000 shares of common stock issuable pursuant to stock options. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after completion of this offering.

(18)
Includes 30,000 shares of common stock issuable pursuant to stock options. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after completion of this offering.

(19)
The address of this stockholder is 1919 Pennsylvania Avenue, N.W., Washington, DC 20006. If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by this stockholder would be 137,037 and this stockholder would beneficially own 15,334 shares, or less than 1% of our common stock after completion of this offering. Dispositive voting and investment discretion is ultimately exercised by its board of directors, each member of which disclaims beneficial ownership in the shares held by this stockholder.

(20)
The address of this stockholder is 1965 E. Sixth Street, Suite 1010, Cleveland, OH 44114. If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by this stockholder would be 48,106 and this stockholder would beneficially own 5,076 shares, or less than 1% of our common stock after completion of this offering. All investment decisions relating to our common stock held by Great Lakes Capital Investments II, LLC ("Great Lakes") are made by Mr. Edward S. Pentecost, the managing member of Great Lakes with the consent of a majority of the following members of Great Lakes:

  William H. Schecter, Carl E. Baldassarre, Todd S. McCuaig, John A. Freund, David A. Sands, and Eric C. Morgan.

(21)
The address of this stockholder is 800 Superior Avenue, 10th Floor, Cleveland, Ohio 44114. If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by this stockholder would be 996,400 and this stockholder would beneficially own 105,144 shares, or less than 1% of our common stock after completion of this offering. Dispositive voting and investment power is exercised by John R. Sinnenberg acting in his role as President and Chief Executive Officer of both Key Principal Partners LLC and KPP Management Group LLC, its managing member. Mr. Sinnenberg shares investment power with an investment committee comprised of members appointed by KeyCorp. KeyCorp indirectly owns approximately 90% of the ownership interests of Key Principal Partners LLC, but otherwise each of Mr. Sinnenberg, the members of the investment committee and KeyCorp disclaims beneficial ownership in the shares held by Key Principal Partners LLC.

(22)
The address of this stockholder is c/o Mellon Ventures, Inc. One Mellon Center, Suite 5210, Pittsburg, Pennsylvania 15258. If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by this stockholder would be 858,290 and this stockholder would beneficially own 90,569 shares, or less than 1% of our common stock after completion of this offering. Dispositive voting and investment discretion is exercised by Mellon Ventures, Inc., the management company of Mellon Ventures II, L.P., through its senior managing director, John S. Richardson, subject to the review and approval by the board of directors of Mellon Ventures, Inc. The board of directors is comprised of senior executives of Mellon Financial Corporation, direct owner of 98% of the interests in Mellon Ventures II, L.P. Each of Mellon Ventures, Inc. Mr. Richardson and Mellon Financial Corporation disclaims beneficial ownership in the shares held by this stockholder.

(23)
The address of this stockholder is 1965 E. Sixth Street, Suite 1010, Cleveland, Ohio 44114. If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by this stockholder would be 272,600 this stockholder would beneficially own 28,765 shares, or less than 1% of our common stock after completion of this offering. A sale of our common stock held by National City Equity Partners Inc. must be approved by Mr. John A. Freund, Investment Officer or the back-up officer assigned to the investment by National City Equity Partners, Inc.'s Chairman Mr. William H. Schecter.

(24)
The address of this stockholder is c/o Bank of America Capital Advisors LLC, 231 South LaSalle Street, Chicago, Illinois, 60697. If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by this stockholder would be 79,369 and this stockholder would beneficially own 71,368 shares, or less than 1% of our common stock after completion of this offering. Dispositive voting and investment discretion is exercised by the board of managers of Bank of America Capital Advisors LLC ("BOA"), which is the manager of Private Equity Portfolio Fund II, LLC. The board of managers and BOA disclaim beneficial ownership in the shares held by this stockholder.

(25)
If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by this stockholder would be 200,357 and this stockholder would beneficially own 310,215 shares, or approximately 1.0% of our common stock after completion of this offering. Michelle L. Collins and John A. Svoboda, the managing members of Svoboda, Collins L.L.C, which is the general partner of Svoboda, Collins & Company, L.P. and Svoboda, Collins & Company, QP, L.P. are the natural persons with voting and dispositive power over the shares held by such partnerships.

(26)
If the underwriters exercise their over-allotment option in full, the maximum number of shares that would be sold by this stock would be 74,643 and this stockholder would beneficially own 115,570 shares, or less than 1% of our common stock after completion of this offering. Michelle L. Collins and John A. Svoboda, the managing members of Svoboda, Collins L.L.C, which is the general partner of Svoboda, Collins & Company, L.P. and Svoboda, Collins & Company, QP, L.P. are the natural persons with voting and dispositive power over the shares held by such partnerships.

Selling Stockholder Relationships

        Each of the selling stockholders is party to a stockholders agreement with us. See "Certain Relationships and Related Transactions—Amended and Restated Shareholders' Agreement." In

addition, Private Equity Portfolio is an affiliate of Fleet National Bank one of the lenders under our bank credit facility since 2003 and a provider of cash management services to the Company. Fleet is a wholly-owned subsidiary of Bank of America Corporation.

        Two of our directors, Messrs. Jacquet and Sawyer, are affiliated with the Parthenon Partnerships. One of our directors, Mr. Behrens, is affiliated with J.P. Morgan Partners (23A SBIC), L.P. Affiliates or related partners of the Parthenon Partners and J.P. Morgan Partners (23A SBIC), L.P. have entered into various transactions with us. For more information, see "Certain Relationship and Related Transactions—Parthenon Capital Management Agreement," "—JP Morgan Securities, Inc." and "Underwriting."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reorganization Transactions

        Prior to our initial public offering, our business was conducted solely through Interline Opco. Since our management team and significant stockholders wished to have a Delaware holding company issuer for the initial public offering, immediately prior to the closing of our initial public offering, Interline Opco merged with and into our subsidiary, Interline Subsidiary, Inc., with Interline Opco surviving as our principal operating subsidiary.

        In this reincorporation merger, shares of Interline Opco preferred stock were converted into a combination of cash and shares of our common stock, and shares of Interline Opco common stock were converted into shares of common stock. The terms of each such conversion, including the number of shares of our common stock issued, were based upon the valuation of our company, which in turn was based on the initial public offering price to the public of shares of our common stock in our initial public offering that was determined by a negotiation between us and the representatives of the underwriters.

        Under the terms of the merger agreement, the holders of shares of Interline Opco preferred stock received cash and shares of our common stock with an aggregate value equal to the "fully accreted" value of the Interline Opco preferred stock (i.e., the $10 liquidation value, as defined in the certificate of incorporation of Interline Opco, per share of Interline Opco preferred stock, plus additional amounts accrued thereon at an annual rate of interest thereon at 14%, compounded quarterly from the date of issuance (the "Preferred Stock Liquidation Value"), and the holders of shares of Interline Opco common stock received shares of our common stock with an aggregate value equal to the remaining equity value of our company (again, determined by reference to the initial public offering price in our initial public offering through our negotiations with the underwriters). The Preferred Stock Liquidation Value was approximately $434.0 million.

        In the reincorporation merger, holders of Interline Opco preferred stock received an aggregate of $55.0 million in cash and 19,183,321 shares of our common stock. Holders of Interline Opco preferred stock issued on May 16, 2000 received $2.38 in cash and 0.83097 shares of our common stock per share of Interline Opco preferred stock held, and holders of Interline Opco preferred stock issued on September 29, 2000 received $2.26 in cash and 0.78944 shares of our common stock per share of Interline Opco preferred stock held. In addition, holders of Interline Opco common stock received 0.01218 shares of our common stock per share of Interline Opco common stock held, or an aggregate of 66,667 shares of our common stock.

        In the reincorporation merger, we received all of the outstanding shares of common stock and preferred stock of Interline Opco. Options to purchase shares of common stock of Interline Opco were converted into options to purchase shares of our common stock. In connection with the reincorporation merger, we amended and restated our certificate of incorporation and our bylaws. Interline Opco remained the obligor under the indenture governing the 11.5% notes and its credit agreement. We also forgave loans to our executive officers in the aggregate amount of approximately $1.9 million and made an additional cash payment of approximately $1.1 million in respect of their tax obligations arising from such loan forgiveness.

Reincorporation Merger Consideration

        As discussed above, immediately prior to the completion of our initial public offering, Interline Opco merged with and into our subsidiary, Interline Subsidiary, Inc., with Interline Opco surviving as our principal operating subsidiary. The table below sets forth the consideration received by our principal stockholders, directors and officers that were holders of Interline Opco's preferred stock:

Name	Interline Opco Preferred Shares Owned prior to the Offering	Common Shares of the Company Issued	Cash Consideration
Parthenon Partnerships	6,118,646	4,995,154	$14,321,467
J.P. Morgan Partners	5,420,474	4,443,992	12,741,244
General Motors Investment Management Corporation	3,721,805	3,041,173	8,719,261
Sterling Investment Partners, L.P.	1,290,225	1,059,768	3,038,433
William S. Green	290,981	241,796	693,245
Michael J. Grebe	56,165	46,671	133,810
William E. Sanford	57,293	47,609	136,497
William R. Pray	169,487	133,799	383,611

        In addition, in connection with the reorganization transactions discussed in the previous paragraph, the persons listed in the table also received an aggregate of 49,828 shares of our common stock in consideration for their shares of Interline Opco common stock.

Amended and Restated Shareholders' Agreement

        Pursuant to an Amended and Restated Shareholders' Agreement, dated as of September 29, 2000, and as amended on March 16, 2004, certain of our principal stockholders and certain members of our management, including Messrs. Grebe, Sanford and Pray, have certain registration rights with respect to their shares of our common stock. Provisions of the shareholders' agreement relating to voting of the shares, board of director's composition and restricting transfers of stock terminated upon the consummation of our initial public offering.

  Registration Rights

        Under the shareholders' agreement, and subject to several exceptions, including our right to defer a demand registration under certain circumstances, affiliates of Parthenon Capital and J.P. Morgan Partners, or existing holders of no less than 25% of our common stock may request that we register for public resale under the Securities Act all shares of common stock they request be registered at any time after our initial public offering. Affiliates of Parthenon Capital have the right to demand three registrations, affiliates of J.P. Morgan Partners currently have the right to demand two registrations and our other stockholders that are parties to the agreement currently have the right to demand one registration, so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $5.0 million or more. Certain of our stockholders are entitled to piggyback registration rights with respect to any registration request made by affiliates of Parthenon Capital and J.P. Morgan Partners, or existing holders of no less than 25% of our common stock. If the registration requested by affiliates of Parthenon Capital or J.P. Morgan Partners, or the other stockholders of no less than 25% of our common stock is in the form of an underwritten offering, and if the managing underwriter of the relevant offering determines that the number of securities to be offered would jeopardize the success of such offering, the number of shares included in such offering shall be determined as follows: (i) shares offered by affiliates of Parthenon Capital or J.P. Morgan Partners and certain of our other stockholders other than members of our management (pro rata, based on their respective ownership of our common equity); (ii) shares offered by other stockholders (pro rata, based on their respective ownership of our common equity); and, if relevant (iii) shares offered by us for our own account.

        The Parthenon stockholders have exercised their demand rights to cause us to file the registration statement to which this prospectus relates. As a result, following this offering, the Parthenon stockholders will be entitled to request two demand registrations.

        In addition, certain of our stockholders have been granted piggyback rights on any registration by us for our own account. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would jeopardize the success of the relevant offering, the number of shares included in such offering shall be determined as follows: (i) first, the securities that we intend to sell and (ii) second, those additional securities held by our existing stockholders (pro rata, based on their respective ownership of our common equity). Certain stockholders, including our principal stockholders, exercised their piggyback registration rights in connection with our initial public offering.

        Each stockholder that is a party to the shareholders' agreement, whether or not it is participating in any registration described above, has agreed not to sell publicly (including under Rule 144) any of its shares of common stock for a period of 90 days after the effective date of any registration statement described above.

        In connection with the registrations described above, including the registration of shares offered by selling stockholders in this offering and our initial public offering, we are required to indemnify any selling stockholders and bear all fees, costs and expenses (except underwriting discounts and selling commissions). We incurred $4.1 million in fees and expenses in connection with our initial public offering.

Management Loans

        In connection with certain transactions of Interline Opco in 2000, we received stockholder promissory notes from each of Messrs. Grebe, Sanford and Pray. With respect to the promissory notes executed and delivered to us by Messrs. Grebe and Sanford on May 16, 2000, the aggregate principal amount of these loans was $1,119,994, the proceeds of which were used to purchase, in the aggregate, 196,223 shares of common stock and 113,458 shares of preferred stock. In conjunction with our initial public offering, these loans were forgiven. The amount that was forgiven was approximately $1.6 million, of which $787,603 was owed by Mr. Grebe and $787,605 was owed by Mr. Sanford.

        Mr. Pray issued a promissory note in our favor on September 29, 2000 in the principal amount of $1,707,708. He used the cash loaned by us to purchase 361 shares of common stock and 133,800 shares of preferred stock. On September 27, 2002 this note was satisfied through a reduction in our deferred compensation liability to Mr. Pray. See our discussion of Mr. Pray under "Management—Employment Agreements and Other Compensation."

        On July 15, 2002, each of Messrs. Grebe and Sanford issued a promissory note in our favor in the principal amount of $150,000. These loans were used by Messrs. Grebe and Sanford to assist in their relocation. In conjunction with our initial public offering, these loans were forgiven. The amount that was forgiven was $0.3 million, of which $150,000 was owed by Mr. Grebe and $150,000 was owed by Mr. Sanford.

Parthenon Capital Management Agreement

        In May 2000, we entered into an advisory agreement with Parthenon Capital under which Parthenon Capital provides various advisory services to us in exchange for an annual advisory fee of $250,000. We also agreed to reimburse Parthenon Capital for its out-of-pocket expenses in connection with these services in an aggregate amount of up to $25,000 per year. We made payments of $143,915 in 2004, $251,984 in 2003 and $625,900 in 2002 under this agreement. Upon consummation of our initial public offering, we made a payment of $187,500 to Parthenon Capital and this agreement was terminated as of December 2004.

Leases with William S. Green

        Interline Opco entered into a lease agreement and a lease rider agreement with William S. Green, its former Chief Executive Office and Chairman of Interline Opco's Board of Directors, on March 1, 1994 and March 7, 1995, respectively, under the terms of which we leased approximately 12,500 square feet of office space at 303 Harper Road, Moorestown, New Jersey. The annual rent from April 1, 1994 to March 31, 1995 was $168,358 and the annual rent for the period from April 1, 1995 to April 30, 2004 was $137,500. The lease expired July 31, 2004. We relocated to another facility as of July 2004 and have no continuing obligations under this lease.

        In addition, on April 29, 1996, we entered into a lease agreement with 804 Eastgate Associates, L.L.C., a New Jersey limited liability company, in which Mr. Green had a 51% ownership interest. Under the agreement, we lease approximately 70,000 square feet of warehouse space in Mt. Laurel, New Jersey from 804 Eastgate Associates, L.L.C. The lease terminates on May 31, 2006. We made payments of $385,370 in 2004, $377,783 in 2003 and $374,533 in 2002. As of the date of this prospectus, we have made payments of $238,628 in 2005 under this agreement. Mr. Green sold his ownership interest in 804 Eastgate Associates, L.L.C. in September 2002. We believe that the leases described above were or are on terms at least as fair to us as we would expect to negotiate with unaffiliated third parties.

Amendment to Separation Agreement with William S. Green

        In December 2001, Interline Opco entered into a separation agreement with its former Chairman and Chief Executive Officer, Mr. Green, under which Mr. Green resigned as Chief Executive Officer effective as of January 1, 2002, or the "Termination Date." Mr. Green agreed to continue to serve, in a non-employee and non-executive capacity and without remuneration, as Chairman of Interline Opco's Board of Directors until such time as his successor was elected. In consideration of the above and Mr. Green's on-going non-disclosure, non-competition, non-solicitation and non-disparagement obligations under the separation agreement, Interline Opco agreed to pay Mr. Green (i) his accrued and unpaid base salary and benefits (as defined in his employment agreement) through the Termination Date; (ii) his accrued vacation pay; (iii) his base salary for a period commencing on the Termination Date and ending on December 31, 2004, in installments; (iv) a cash bonus for the year 2001; and (v) a lump sum of up to $25,000 per year, payable on January 1 of each of the years 2002, 2003 and 2004, to cover his health insurance premiums, automobile and other incidental expenses. On June 11, 2004, Mr. Green tendered his resignation as Interline Opco's Chairman, and Interline Opco amended his separation agreement to provide that the remainder of his base salary due through December 31, 2004 would be paid in a lump sum equal to $156,000 by no later than June 30, 2004, thereby satisfying Interline Opco's remaining financial obligations to Mr. Green under the separation agreement. This lump sum payment was made in June 2004.

Separation Agreement with Charles Blackmon

        On March 17, 2005, we entered into a separation agreement and general release with Mr. Charles Blackmon, our former Chief Financial Officer, which superseded and extinguished his existing employment agreement and any other existing or implied agreements between us and Mr. Blackmon, other than the nonqualified stock option agreements we entered into with Mr. Blackmon in December 2004.

        Under the terms of the separation agreement, Mr. Blackmon terminated his employment with us and all of our affiliates and subsidiaries on March 17, 2005 and is receiving severance pay which will total $67,500 payable in regular installments in accordance with our usual payroll practices over the six months following his termination. We also agreed to provide Mr. Blackmon and his dependents with continued health benefits at our expense through March 1, 2006 or, if earlier, the date he secures coverage through another employer. The separation agreement requires Mr. Blackmon to maintain our confidences and prohibits him from competing with us or soliciting our employees for one year following his termination. It also contains mutual non-disparagement provisions and a general release of us and Mr. Blackmon (other than in respect of any criminal conduct, including any act of fraud, theft or violation of any governmental regulations or law, committed by Mr. Blackmon that, individually or in the aggregate, results, or in the good faith judgment of our Board could result in, material monetary damage to the us or any of our affiliates). Our obligation to indemnify Mr. Blackmon for liabilities incurred as an executive officer remains in force.

J.P. Morgan Securities Inc.

        An affiliate of J.P. Morgan Securities Inc. beneficially owns approximately 13.3% of our outstanding shares of common stock immediately prior to the offering to which this prospectus relates, and will own 6.6% following the consummation the offering. One of our current directors, Mr. Behrens, is affiliated with J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Securities Inc. J.P. Morgan Securities Inc., acted as one of the initial purchasers of the 11.5% notes issued by Interline Opco. In addition, J.P. Morgan Securities Inc. was an underwriter of our initial public offering, is an underwriter in this offering, and has and will receive customary fees and commissions relating thereto. J.P. Morgan Securities Inc. also acted as a joint lead arranger and joint bookrunner under Interline Opco's credit facility and received customary fees and commissions relating thereto, and JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is a lender and agent under the credit facility and has received customary fees and commissions relating thereto. A portion of the proceeds from our initial public offering were used to partially repay the term loan under Interline Opco's credit facility. In addition, J.P. Morgan Partners (23A SBIC), L.P. was a selling stockholder in our initial public offering, received consideration described in "Reincorporation Merger Consideration" in the reincorporation merger and is a selling stockholder in this offering.

DESCRIPTION OF INDEBTEDNESS

Credit Facility

        Interline Opco entered into a credit facility on May 29, 2003, which was amended as of December 19, 2003, and as of December 21, 2004 in connection with our initial public offering. On July 7, 2005, Interline Opco again amended its credit facility to permit the incurrence of an additional $50.0 million term loan and used the proceeds from such term loan and $20.0 million of borrowings under the revolving loan facility to fund the Copperfield acquisition.

        Credit Suisse First Boston acts as administrative agent and a lender under the credit facility, and JPMorgan Chase Bank, N.A. acts as syndication agent and a lender under the credit facility. Interline Opco is the borrower under the credit facility. The following sets forth a description of the material terms of the credit facility.

Structure

        The credit facility provides for aggregate commitments of $250.0 million, consisting of:

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  a revolving loan facility of $100.0 million, of which a portion not exceeding $20.0 million is available in the form of letters of credit, and

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  a term loan facility of $150.0 million.

        In addition, subject to certain customary conditions, Interline Opco has the right on an uncommitted basis to add another $50.0 million of term loans.

        During the three months ended April 1, 2005, we borrowed periodically on our revolving credit facility to accommodate our daily working capital needs. The weighted average daily outstanding balance during the three month period was $10.0 million, with ordinary course borrowings ranging from $0.0 million to $18.0 million. As of April 1, 2005, after giving effect to the Copperfield acquisition as if it occurred on that date, Interline Opco had $10.0 million of letters of credit and approximately $37.0 million in borrowings issued under the revolving loan facility and $149.8 million aggregate principal outstanding under the term loan facility.

Security and Guarantees

        The indebtedness under the credit facility is guaranteed by us and by the domestic subsidiaries of Interline Opco. The obligations under our credit facility and the guarantees under the credit facility are secured by a first-priority security interest in substantially all Interline Opco's assets and the assets of the guarantors, including a pledge of all the capital stock of Interline Opco and its domestic subsidiaries and 65% of the capital stock of the foreign subsidiaries of Interline Opco.

Interest and Expenses

        Borrowings under the term loan facility and revolving loan facility bear interest, at Interline Opco's option, at either adjusted LIBOR or at the alternate base rate plus a spread. Outstanding letters of credit under the revolving loan facility are subject to a per annum fee equal to the applicable spread over adjusted LIBOR for revolving loans.

        In connection with the credit facility, Interline Opco is required to pay administrative fees, commitment fees, letter of credit issuance and administration fees and certain expenses and to provide certain indemnities, all of which we believe are customary for financings of this type.

Maturity and Amortization

        The term loan facility has a maturity of December 31, 2010, and the revolving loan facility has a maturity of May 31, 2008. Amounts under the term loan facility and the additional term loan are due and payable in quarterly installments equal to 1.0% and 0.8%, respectively, of the principal amount on an annual basis through September 30, 2010, with the balance payable in one final installment at the maturity date.

Prepayments

        Interline Opco is permitted to make voluntary prepayments on outstanding borrowings and reduce the commitments under the credit facility in whole or in part, at its option, and is required to prepay loans under the term loan facility in certain circumstances that are customary for financings of this kind.

Covenants

        The credit facility contains affirmative, negative and financial covenants customary for such financings. The credit facility includes covenants, subject to certain exceptions, relating to limitations on:

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  dividends on, and redemptions and repurchases of, capital stock,

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  entering into agreements with certain restrictions affecting our ability to repay borrowings under the credit facility,

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  liens and sale and leaseback transactions,

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  loans and investments,

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  debt and hedging arrangements,

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  changes in business conducted,

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  amendment of debt and other material agreements,

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  mergers, acquisitions and asset sales,

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  transactions with affiliates and

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  capital expenditures.

        The credit facility also limits the ability of Interline Opco to prepay, redeem or repurchase certain debt, including the 11.5% notes. In addition, the credit facility contains the following financial covenants that require us to maintain certain financial ratios as of the last day of each fiscal quarter:

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  minimum ratio of consolidated EBITDA to consolidated cash interest expense (each as defined in the credit facility) of not less than 1.75 to 1.00 on December 31, 2004 and increasing to not less than 2.50 to 1.00 on September 30, 2007, and thereafter as provided in the credit facility,

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  maximum ratio of net total indebtedness to consolidated EBITDA (each as defined in the credit facility) of not more than 4.50 to 1.00 on December 31, 2004 and decreasing to not more than 3.50 to 1.00 on December 31, 2007, and thereafter as provided in the credit facility.

Events of Default

        The credit facility contains events of default customary for such financings, including, but not limited to:

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  nonpayment of principal, interest, fees or other amounts when due,

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  violation of covenants,

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  failure of any representation or warranty to be true in all material respects when made or deemed made,

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  cross default and cross acceleration,

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  certain ERISA events,

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  change of control,

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  insolvency,

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  bankruptcy events,

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  material judgments and

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  actual or asserted invalidity of the guarantees or security documents.

        Some of these events of default allow for grace periods and materiality concepts.

Incremental term loans

        The credit facility provides for incremental term loans in an aggregate principal amount of an additional $50.0 million which are available to us if certain conditions (including certain financial ratios) are met. The proceeds of the incremental term loans may be used to make certain acquisitions and to prepay revolving loans under the credit facility. Each incremental term loan is guaranteed and secured on a pari passu basis with the existing loans under the credit facility. Each incremental term loan may not have a scheduled maturity date that is earlier than the maturity date for the term loan under the credit facility, and may not have a weighted average life that is shorter than the term loan under the credit facility. Each incremental facility will have terms and conditions (other than with respect to interest rate, maturity and amortization, subject to the limitations described above) that are substantially similar to those of the term loans outstanding on the closing date of the offering, and shall be treated as loans for all purposes under the credit facility.

The 11.5% Notes

        In connection with the refinancing of certain of Interline Opco's former indebtedness, on May 23, 2003, Interline Opco issued $200 million in aggregate principal amount of its 11.5% notes due 2011. Proceeds of our initial public offering were used to redeem an aggregate principal amount of $70.0 million of the 11.5% notes, such that an aggregate principal amount of $130.0 million of the 11.5% notes remains outstanding.

        The 11.5% notes bear interest at 11.5% per year, payable semi-annually, and mature on May 15, 2011.

        Interline Opco's obligations to make any principal, premium and interest payments on the 11.5% notes is fully and unconditionally guaranteed on a senior subordinated basis by its existing and future domestic subsidiaries.

        The 11.5% notes are unsecured and subordinated in right of payment to all of Interline Opco's existing and future senior indebtedness, including all of the borrowings under its credit facility. The 11.5% note guaranties by Interline Opco's subsidiary guarantors are senior to any of their existing and future subordinated indebtedness, equal in right of payment with any of their existing and future senior subordinated indebtedness and subordinated to any of their existing and future senior indebtedness.

        If there is a change of control (as defined in the indenture governing the 11.5% notes), Interline Opco must give holders of the 11.5% notes the opportunity to sell us their notes at a purchase price equal to 101% of their principal amount.

        The indenture governing the 11.5% notes contains covenants that limit Interline Opco's ability and that of its restricted subsidiaries' ability to:

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  incur additional indebtedness;

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  pay dividends or distributions on, or redeem, repurchase or retire our capital stock or subordinated indebtedness;

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  make certain investments;

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  create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

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  engage in certain transactions with affiliates;

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  sell assets, including capital stock of our subsidiaries; and

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  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock currently consists of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of July 20, 2005, there were 32,215,669 shares of our common stock issued and outstanding that were held by approximately 51 stockholders of record, and no shares of our preferred stock outstanding.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in our assets legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

        We are authorized to issue up to 20,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Certain Certificate of Incorporation, By-Law and Statutory Provisions

        The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors' Liability; Indemnification of Directors and Officers

        Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

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  for any breach of the duty of loyalty;

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  for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

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  for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions); or

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  for any transaction from which the director derived any improper personal benefit.

        This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws provide that we indemnify each director and the officers, employees, and agents determined by our board to the fullest extent provided by the laws of the State of Delaware.

Special Meetings of Stockholders

        Our by-laws provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting or to require that our board request the calling of a special meeting of stockholders.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings. In addition, our by-laws establish advance notice procedures for:

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  stockholders to nominate candidates for election as a director; and

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  stockholders to propose topics at stockholders' meetings.

        Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year's annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following our initial public offering, notice by the stockholder to be timely must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Amendment to Certain Certificate of Incorporation and By-Law Provisions

        Our certificate of incorporation provides that amendments to certain provisions of the certificate will require the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our voting stock, namely: the provisions requiring a 66 2/3% stockholder vote for removal of directors; the provisions requiring a 66 2/3% stockholder vote for the amendment, repeal or adoption of certain of our by-law provisions (described below); the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation; and the provisions prohibiting stockholder action by written consent except under certain circumstances.

        In addition, our certificate of incorporation and by-laws provide that our by-laws are subject to adoption, amendment or repeal either by (a) a majority of the members of our board or (b) the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of our voting stock (except with respect to the article of our by-laws which imposes the transfer restrictions described below under "—Transfer Restrictions in By-laws," which requires the affirmative vote of the holders of not less than a majority of the outstanding shares of our voting stock for amendment or repeal). The 66 2/3% vote will allow the holders of a minority of our voting securities to prevent the holders of a majority or more of our voting securities from amending our by-laws.

Election and Removal of Directors

        Our board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See "Management—Board Structure and Compensation." This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors.

        Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors. Our directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% of the outstanding shares of our voting stock.

Anti-Takeover Provisions of Delaware Law

        In general, Section 203 of the Delaware General Corporation Law prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under our certificate of incorporation, we have opted out of the provisions of Section 203.

Transfer Restrictions in By-Laws

        Our amended and restated by-laws impose restrictions on sales and other transfers of our stock by our stockholders that owned shares immediately prior to our initial public offering, during the initial 180-day period beginning from December 15, 2004 (the date of our initial public offering), and for a period of up to an additional 365 days thereafter. The transfer restrictions in our by-laws will terminate if the gross proceeds paid to the selling stockholders in this offering exceed $50 million, which we expect will be the case.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is The Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of our common stock. Sale of substantial amounts of common stock, or the perception that such sales could occur, may inadvertently affect the market price of our common stock and our ability to raise equity capital.

Sale of Restricted Shares

        As of July 20, 2005, we had 32,215,669 shares of common stock outstanding. Of these shares of common stock, the 14,375,000 shares sold in our initial public offering are, and the 7,750,000 shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be, freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. There were 9,792,000 shares of common stock held by the selling stockholders and certain other stockholders upon completion of this offering, other than those subject to the underwriters' over-allotment option to the extent it is exercised, that will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, 9,792,000 shares will be available for sale upon the expiration of the lock-up agreements with the underwriters and/or the 90 day lock-up period in our amended and restated shareholders' agreement, pursuant to Rules 144 (subject, in some cases, to volume limitations), 144(k) and 701.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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  1.0% of the number of shares of common stock then outstanding, which will equal approximately 322,156 shares based on our outstanding common shares as of July 20, 2005; or

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  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options/Equity Awards

        On December 20, 2004, we filed a registration statement on Form S-8 under the Securities Act to register 3,181,395 shares of common stock reserved for issuance or sale under our equity incentive plans. There have been 185,820 restricted shares and 2,492,682 options issued under the 2004 Equity Incentive Plan and 2,327 options issued under the 2000 Stock Award Plan. As of July 20, 2005, there were outstanding options to purchase a total of 3,025,009 shares of common stock, all of which were exercisable but subject to the restrictions described in the next paragraph. Shares issued upon the exercise of stock options or settlement of other awards under our equity incentive plan after the effective date of the Form S-8 registration statement are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements and in the case of stock options granted under the 2004 Equity Incentive Plan, the stock option agreement, as described below.

        As discussed above, on December 16, 2004, contingent upon the consummation of our initial public offering, we granted non-qualified stock options to purchase 2,468,009 shares of our common stock pursuant to stock option agreements under our 2004 Equity Plan. These options were granted at an exercise price equal to or in excess of the fair market value of the shares on the date of grant. At the grant date, 100% of these stock options were immediately vested and exercisable. However, the holders of these options are only permitted to sell shares acquired upon the exercise of the options in 25% increments over a four year period. However, the option agreements provide that shares otherwise to be delivered to the holder upon exercise of the option may be used to satisfy taxes and, with the approval of the Compensation Committee, the exercise price. As of July 20, 2005, 65,927 of our shares were acquired upon the exercise of these options of which, approximately 28,212 will be permitted to be transferred as of and after December 16, 2005.

Lock-Up Agreements

        Notwithstanding the foregoing, our executive officers, directors, the selling stockholders and certain other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock, subject to exceptions, for a period of time pursuant to agreements with Credit Suisse First Boston LLC and Lehman Brothers Inc. See "Underwriting."

Registration Rights

        We have granted registration rights to certain of our stockholders who will hold approximately 10,899,681 shares (including shares issuable upon the exercise of outstanding options) in the aggregate following the consummation of this offering. Under certain circumstances, some of these stockholders can require us to file registration statements that permit them to re-sell their shares. For more information, see "Certain Relationships and Related Transactions—Amended and Restated Shareholders' Agreement—Registration Rights."

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following discussion sets forth the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to the material expected United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a "non-U.S. holder." We assume in this discussion that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the Code). This discussion does not address all aspects of taxation that may be relevant to particular non-U.S. holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this description of U.S. tax consequences does not address the tax treatment of special classes of non-U.S. holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding our common stock as part of a hedging or conversion transaction or as part of a "straddle" or U.S. expatriates. Our discussion is based on current provisions of the Code, U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the IRS) and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Furthermore, this discussion does not provide a discussion of any state, local or foreign tax considerations. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.

        For purposes of this discussion, a U.S. person means any one of the following:

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  a citizen or resident of the United States;

  •
  a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a partnership, or other entity taxable as a partnership for United States federal income tax purposes, holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships, or who would hold the common stock through a partnership or similar pass-through entity, should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning and disposing of our common stock.

Dividends

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." If distributions are paid on shares of our common stock, however, such dividends will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty (and we have received proper certification of the application of such income tax treaty). Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. and, where a tax treaty applies, dividends that are attributable to a permanent establishment in the United States are not subject to withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Gain on Disposition

        A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, where a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other requirements are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (or USRPHC) for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock and, assuming that our common stock is regularly traded on an established securities market for tax purposes, the non-U.S. holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of such regularly traded common stock.

        We believe that we are not currently, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC is complex and generally depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance in this regard.

        Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the U.S. would be taxed (and if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable income tax treaty). In addition, if any such gain is taxable because we are or were a USRPHC, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

U.S. Federal Estate Taxes

        Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. That information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable tax treaty or other applicable agreements.

        The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding.

        The payment of the proceeds of a non-U.S. holder's disposition of common stock to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge or reason to know to the contrary. The payment of the proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has certain enumerated connections with the U.S., the proceeds from such disposition generally will be reported to the IRS (but not reduced by backup withholding) unless certain conditions are met.

        Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

        The foregoing discussion is included for general information only. Each prospective purchaser is urged to consult his tax advisor with respect to the United States federal income tax and federal estate tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2005, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Lehman Brothers Inc. are acting as representatives and joint bookrunning managers, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Lehman Brothers Inc.
J.P. Morgan Securities Inc.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
SunTrust Capital Markets, Inc.

Total	7,750,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis an aggregate of 1,162,500 additional outstanding shares of common stock from such selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                  per share. The underwriters and selling group members may allow a discount of $                  per share on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$
Expenses payable by us	$	$	$	$

        The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Lehman Brothers Inc. waive, in writing, such an extension.

        The foregoing agreement does not restrict the issuance of grants of employee stock options pursuant to the terms of a plan in effect on the date hereof or otherwise approved by our board of directors prior to the consummation of this offering as described under "Management—Incentive Plans—2004 Equity Incentive Plan;" issuances of common stock pursuant to the exercise of such options; the exercise of any other employee stock options outstanding on the date hereof or issuances of common stock pursuant to our dividend reinvestment plan; or in connection with the acquisition of assets or securities of another business or entity; provided, however, that the recipients of such common stock agree to be bound by the "lock up" and the value of all such common stock issued in connection with such acquisitions during the entirety of the "lock up" period shall not exceed 12.5% of our market capitalization on the date of such transaction.

        Our executive officers and directors and significant stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" with respect to certain of our stockholders will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Lehman Brothers Inc. waive, in writing, such an extension. It is the current intention of Credit Suisse First Boston LLC and Lehman Brothers Inc. to waive such extension of the "lock-up" period described in the previous sentence if, at the time we release earnings results or material news or a material event relating to us occurs within the periods described, those stockholders who had signed "lock-up agreements" but had not previously agreed to the extension do not then voluntarily agree to such an extension. It is also the current intention of Credit Suisse First Boston LLC and Lehman Brothers Inc., if a waiver is provided pursuant to the previous sentence, to also waive the 18-day extension of the "lock-up" period with respect to us described two paragraphs above.

        The foregoing agreement does not restrict sales of our common stock in this offering made by the selling stockholders pursuant to the underwriting agreement or sales of common stock acquired in the open market. In addition, it does not restrict transfers of common stock to any of the following transferees who agree to be bound in writing by the terms of the "lock-up" and who receive such securities in a transfer not involving a disposition for value: any donee of a bona fide gift of common stock; any trust for the direct or indirect benefit of the locked-up party or of a family member; any beneficiary pursuant to a will or laws of descent; any partnership, limited liability company or other entity all of the beneficial interests in which are held by the transferor or of any familial relation thereof not more remote than first cousin, whether by blood, marriage or adoption; with respect to any locked-up party that is a corporation, partnership or limited liability company, to a stockholder, partner or member of the undersigned; and other limited transferees in certain specified circumstances.

        Credit Suisse First Boston LLC and Lehman Brothers Inc., as representatives of the underwriters, have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and that the release of any lock-up will be considered on a case by case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse First Boston LLC and Lehman Brothers Inc. would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request and the possible impact on the market for our common stock.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our shares of common stock are listed on the New York Stock Exchange under the symbol "IBI."

        Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business, for which they have received and will receive customary compensation. Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc. were underwriters of our initial public offering, are underwriters in this offering and have and will receive customary fees and commissions relating thereto. In addition, affiliates of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. are acting as agents and lenders under our credit facility. Affiliates of Credit Suisse First Boston LLC hold minor limited partnership interests in Parthenon Investors, L.P. and Parthenon Investors II, L.P., which are two of our stockholders. J.P. Morgan Partners (23A SBIC), L.P., an affiliate of J.P. Morgan Securities Inc., beneficially owns approximately 13.3% of our common stock and will be a selling stockholder in this offering. We expect J.P. Morgan Securities Inc., together with its affiliates, to receive greater than 10% of the proceeds of this offering. See "Principal and Selling Stockholders." Accordingly, the offering is being made in compliance with the requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.; because there is a bona fide independent market, as defined in Rule 2720, for our common stock, we will not be required to use a "qualified independent underwriter" for this offering. J.P. Morgan Partners (23A SBIC), L.P. also owned approximately 23.0% of our preferred stock prior to our initial public offering, received cash and common stock for such preferred stock in the IPO Transactions and was a selling shareholder in our initial public offering. See "Certain Relationships and Related Transactions—Reincorporation Merger Consideration." One of our current directors, Mr. Behrens, is affiliated with J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Securities Inc.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

        Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York will pass on the validity of the common stock offered hereby. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented the Parthenon Partnerships and their affiliates from time to time and certain members of such firm own an indirect interest in J&R Founders Fund, an affiliate of Parthenon Capital. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2004 and December 26, 2003 and for each of the three years in the period ended December 31, 2004 included herein have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act and therefore file reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-1, with respect to the common stock being sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the common stock being sold in this offering, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports and information may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http: //www.sec.gov. The other information we file with the SEC is not part of the registration statement of which this prospectus forms a part.

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF APRIL 1, 2005 AND DECEMBER 31, 2004
(in thousands, except share and per share data)

	April 1, 2005	December 31, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,198	$69,178
Accounts receivable—trade (net of allowance for doubtful accounts of $7,014 and $6,929)	105,685	98,511
Accounts receivable—other	13,961	17,828
Inventory	146,000	145,532
Prepaid expenses and other current assets	5,092	3,204
Deferred income taxes	11,405	12,084

Total current assets	292,341	346,337
PROPERTY AND EQUIPMENT, net	28,195	28,767
GOODWILL	203,848	203,848
OTHER INTANGIBLE ASSETS, net	81,673	85,361
OTHER ASSETS	9,610	9,067

TOTAL ASSETS	$615,667	$673,380

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Revolver	$17,000	$—
Current portion of long-term debt	1,000	1,000
Accounts payable	53,926	53,260
Accrued expenses and other current liabilities	19,218	22,180
Accrued interest payable	5,852	3,042
Accrued merger expenses	5,994	6,131
Accrued income taxes payable	1,339	7,372

Total current liabilities	104,329	92,985
LONG TERM LIABILITIES:
Deferred income taxes	24,899	25,221
Long-term debt, net of current portion	232,025	302,275

TOTAL LIABILITIES	361,253	420,481

COMMITMENTS AND CONTINGENCIES
SENIOR PREFERRED STOCK, $0.01 par value, 20,000,000 shares authorized, no shares outstanding as of April 1, 2005 and December 31, 2004	—	—

STOCKHOLDERS' EQUITY:
Common stock; $0.01 par value, 100,000,000 authorized; 32,102,820 issued and outstanding as of April 1, 2005 and December 31, 2004	321	321
Accumulated deficit	(300,443)	(301,836)
Additional paid-in capital	556,268	556,346
Deferred compensation	(2,549)	(2,787)
Accumulated other comprehensive income	817	855

TOTAL STOCKHOLDERS' EQUITY	254,414	252,899

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$615,667	$673,380

See accompanying notes to unaudited condensed consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED APRIL 1, 2005 AND MARCH 26, 2004
(in thousands, except share and per share data)

	Three Months Ended
	April 1, 2005	March 26, 2004
NET SALES	$196,491	$172,604
COST OF SALES	121,005	106,881

Gross Profit	75,486	65,723

OPERATING EXPENSES:
Selling, general and administrative expenses	53,740	48,257
Depreciation and amortization	3,117	2,983

Total Operating Expenses	56,857	51,240

OPERATING INCOME	18,629	14,483
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	—	1,104
LOSS ON EXTINGUISHMENT OF DEBT	(10,340)	—
INTEREST EXPENSE	(6,270)	(10,194)
INTEREST INCOME	120	8
OTHER INCOME	168	136

Income before income taxes	2,307	5,537
PROVISION FOR INCOME TAXES	914	2,286

NET INCOME	1,393	3,251
PREFERRED STOCK DIVIDENDS	—	(13,261)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$1,393	$(10,010)

INCOME (LOSS) PER COMMON SHARE—BASIC	$0.04	$(153.00)

INCOME (LOSS) PER COMMON SHARE—DILUTED	$0.04	$(153.00)

WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC	31,917,175	65,425

WEIGHTED AVERAGE SHARES OUTSTANDING—DILUTED	32,313,188	65,425

See accompanying notes to unaudited condensed consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

THREE MONTHS ENDED APRIL 1, 2005
(in thousands, except share data)

						Accumulated Other Comprehensive Income (Loss)
	Common Stock
			(Accumulated Deficit)	Additional Paid In Capital	Deferred Compensation		Total Stockholders' Equity
	Shares	Amount
BALANCE, DECEMBER 31, 2004	32,102,820	$321	$(301,836)	$556,346	$(2,787)	$855	$252,899
Stock based compensation					238		238
Offering costs				(78)			(78)
Comprehensive income:	—
Net income			1,393
Foreign currency translation	—					(38)
Total comprehensive income	—	—	—	—	—	—	1,355

BALANCE, APRIL 1, 2005	32,102,820	$321	$(300,443)	$556,268	$(2,549)	$817	$254,414

See accompanying notes to unaudited condensed consolidated financial statements.

INTERLINE BRANDS, INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE MONTHS ENDED APRIL 1, 2005 AND MARCH 26, 2004
(in thousands)

	April 1, 2005	March 26, 2004
OPERATING ACTIVITIES:
Net Income	$1,393	$3,251
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,117	2,983
Amortization and write-off of debt issuance costs	2,685	487
Redemption premium on 11.5% senior subordinated notes	8,050	—
Stock based compensation	238	—
Change in fair value of interest rate swaps	—	(1,104)
Interest income on shareholder notes	—	12
Deferred income taxes	356	140
Changes in assets and liabilities, net of effects of acquisition:
Accounts receivable—trade	(7,174)	(8,408)
Accounts receivable—other	1,536	4,411
Inventory	(468)	817
Prepaid expenses and other current assets	(1,888)	602
Other assets	(543)	(150)
Accrued interest payable	2,810	5,477
Accounts payable	665	6,493
Accrued expenses and other current liabilities	(1,478)	179
Accrued merger expenses	(111)	(88)
Accrued income taxes payable	(6,033)	1,138

Net cash provided by operating activities	3,155	16,240

INVESTING ACTIVITIES:
Purchase of property and equipment, net	(1,543)	(1,429)
Purchase of business, net of cash acquired	(1,009)	(289)

Net cash used in investing activities	(2,552)	(1,718)

FINANCING ACTIVITIES:
Increase in revolver and swingline, net	17,000	—
Repayment of long-term debt	(70,250)	(1,750)
Payment of redemption premium on 11.5% senior subordinated notes	(8,050)	—
Payment of debt issuance costs	—	(218)
Initial public offering costs	(578)	—
Proceeds from exercise of underwriters over-allotment options	2,333	—

Net cash used in financing activities	(59,545)	(1,968)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(38)	(23)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(58,980)	12,531
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	69,178	1,612

CASH AND CASH EQUIVALENTS, END OF PERIOD	$10,198	$14,143

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$1,611	$4,209

Income taxes (net of refunds)	$6,595	$270

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Dividends on preferred stock	$—	$13,261

See accompanying notes to unaudited condensed consolidated financial statements.

INTERLINE BRANDS, INC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share data)

1.    BASIS OF PRESENTATION

        The accompanying unaudited interim financial statements of Interline Brands, Inc., a Delaware corporation, and its subsidiaries ("Interline" or the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission, which apply to interim financial statements. These unaudited condensed consolidated financial statements do not include all disclosures provided in the annual financial statements and should be read in conjunction with the financial statements and notes thereto contained in the Annual Report on Form 10-K for Interline Brands, Inc. for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on March 31, 2005 and amended by a report on Form 10-K/A filed on April 15, 2005.

        All adjustments which are in the opinion of management, necessary for a fair statement of the results for the interim periods presented have been recorded. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

        During December 2004, the Company completed its Initial Public Offering (the "IPO"). Immediately prior to the closing of the IPO, a reincorporation merger occurred and the Company became the parent company of its principal operating subsidiary Interline Brands, Inc., a New Jersey corporation ("Interline Opco"). In the reincorporation merger, the holders of the preferred stock of Interline Opco received an aggregate of $55 million in cash and 19,183,321 shares of the Company's common stock and the holders of the common stock of Interline Opco received 0.01218 shares of the Company's common stock per share of Interline Opco common stock, or 66,667 shares of the Company's common stock in total. In addition, holders of options to purchase shares of the common stock of Interline Opco were converted into options to purchase shares of the Company's common stock. The Company restated earnings per share and shares outstanding for all years presented in the accompanying financial statements to reflect the conversion of the shares.

        Reclassifications—Certain prior year amounts in the financial statements and the notes have been reclassified to confirm to the 2005 presentation. The reclassifications had no effect on total shareholders equity or net income (loss).

        Segment Information—The Company is in one industry, the distribution of maintenance, repair and operations, or MRO, products. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information", the Company has one operating segment. Our net sales for the three month periods ended April 1, 2005 and March 26, 2004 by product category were approximately (in millions):

	Three Months Ended
Product Category	April 1, 2005	March 26, 2004
Plumbing	$90.4	$79.4
Electrical	29.5	27.6
Security Hardware	13.7	12.1
Heating, Ventilation and Air Conditioning	13.6	10.2
Hardware	11.8	10.4
Appliances	11.8	10.4
Other	25.7	22.5

Total	$196.5	$172.6

        Stock-based Compensation—The Company accounted for the option plans in accordance with APB Opinion No. 25, under which no compensation cost has been recognized for stock option awards. While the Company does not recognize compensation costs for stock options, the Company does determine what these costs would have been using the method prescribed by SFAS No. 123 for disclosure purposes.

        The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model. There were no options granted in the three months ended April 1, 2005 and options granted under the 2004 Equity Incentive Plan were fully vested as of the grant date. The following assumptions were used for options granted in 2004 under the 2000 Stock Award Plan: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 3.48%, and expected life of 5 years. The fair value of these awards approximated zero.

        The following table illustrates the effect on net earnings (loss) and earnings (loss) per share for the three months ended April 1, 2005 and March 26, 2004 as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." to stock-based employee compensation (in thousands, except per share amounts):

	Three Months Ended
	April 1, 2005	March 26, 2004
Net Income as reported	$1,393	$3,251
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	144	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(144)	—

Pro forma net income	1,393	3,251
Preferred stock dividends	—	(13,261)

Net income (loss) applicable to common shareholders	$1,393	$(10,010)

Earnings per share:
Basic—as reported	$0.04	$(153.00)
Basic—pro forma	$0.04	$(153.00)
Diluted—as reported	$0.04	$(153.00)
Diluted—pro forma	$0.04	$(153.00)

        New Accounting Pronouncements—On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of FASB No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123; however, this Statement requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative to financial statement recognition.

        On April 14, 2005, the Securities and Exchange Commission ("SEC") announced that it would provide for a phased-in implementation process for SFAS No. 123R. The SEC now requires that registrants that are not small business issuers adopt SFAS No. 123R's fair value method of accounting for share-based payments to employees not later than the beginning of the first fiscal quarter in the year beginning after June 15, 2005. As a result, the Company will not be required to adopt SFAS No. 123R until December 31, 2005, the first day of the company's 2006 fiscal year. The Company is continuing to evaluate the provisions of this Statements, the impact on its consolidated financial statements and the timing and approach to adoption of this Statement.

        In March 2005, the FASB issued Interpretation No. 46(R)-5 ("FIN 46(R)-5"), "Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities." FIN 46 (R)-5 is effective for the first reporting period beginning after March 3, 2005; however, earlier application is permitted for periods for which financial statements have not yet been issued. The Company is currently evaluating the impact of FIN 46(R)-5.

        In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, or for the Company's Fiscal 2006 year end. The Company has evaluated the requirements of SFAS 154 and has determined that there is no impact on the consolidated financial statements.

2.    EARNINGS PER SHARE

        Net income per share for all periods has been computed in accordance with SFAS No. 128, "Earnings per Share." Basic net income (loss) per share is computed by dividing net income (loss) applicable to common stockholders by the weighted-average number of shares outstanding during the year. Diluted net income per share is computed based on the weighted-average number of shares of common stock as adjusted for the potential dilutive effect of stock options and non-vested stock for the period.

        The amounts used in calculating net income (loss) per share data are as follows:

	Three months ended
	April 1, 2005	March 26, 2004
Net income	$1,393	$3,251
Preferred stock dividends	—	(13,261)

Net loss applicable to common stockholders	$1,393	$(10,010)

Weighted average shares outstanding—basic	31,917,175	65,425
Effect of dilutive stock options and restricted stock	396,013	—

Weighted average shares outstanding—diluted	32,313,188	65,425

        Options to purchase 592,792 and 2,341 shares of common stock which were outstanding at April 1, 2005 and March 26, 2004, respectively, were not included in the computation of weighted average shares outstanding-diluted because the exercise prices of the options are greater than the average fair market value of common stock and the effect would be antidilutive.

3.    DEBT

        Long-term debt at April 1, 2005 and December 31, 2004 consists of the following:

	April 1, 2005	December 31, 2004
Term loan	$99,750	$100,000
Note payable	3,275	3,275
11.5% senior subordinated notes	130,000	200,000

	233,025	303,275
Less current portion	(1,000)	(1,000)

	$232,025	$302,275

        In May 2003, Interline Opco completed an offering of $200 million of 11.5% senior subordinated notes due 2011 and entered into a new $205.0 million senior secured credit facility which consists of a $140.0 million term loan facility and a $65.0 million revolving loan facility, a portion of which is available in the form of letters of credit. The net proceeds from the offering of senior subordinated notes and the refinancing of the former credit facility with the new credit facility were used to: (1) repay all outstanding indebtedness under the Company's former credit facility, (2) redeem all of the 16% senior subordinated notes, (3) pay accrued interest and related redemption premiums on Interline Opco's former debt and (4) pay transaction fees and expenses related to the foregoing transactions, which we refer to as the "Refinancing Transactions." Debt issuance costs capitalized in connection with the Refinancing Transactions were approximately $13.1 million. An expense of approximately $14.9 million in May 2003 for the early extinguishment of debt resulted from the write-off of the unamortized loan fees and loan discount relating to Interline Opco's former credit facility and the redemption premium incurred upon redemption of the 16% senior subordinated notes.

        The $200 million principal amount 11.5% senior subordinated notes due 2011 pay interest each May 15 and November 15, with the first payment made on November 15, 2003. Prior to May 15, 2006, Interline Opco may redeem up to 35% of the notes using proceeds of certain equity offerings and Interline Opco may redeem all of the notes after May 15, 2007, subject to redemption premiums unless redeemed after May 15, 2009. Interline Opco elected to redeem $70.0 million of the 11.5% senior subordinated notes using proceeds from the Company's IPO transaction and gave the 30-day notice, required by the indenture agreement, on December 20, 2004. In January 2005, the Company recorded a loss on extinguishment of debt of $10.3 million, consisting of the write-off of deferred financing costs of $2.3 million and the premium of $8.1 million on the $70.0 million redemption of 11.5% senior subordinated notes.

        In December 2004 Interline Opco amended its term loan facility and revolving loan facility. The term loan was reduced to $100.0 million from $140.0 million and the revolving loan facility was increased to $100.0 million from $65.0 million. As part of the amendment in December 2004, Interline Opco paid down $31.3 million of the term loan using proceeds from the IPO transaction. As a result the Company recorded an expense of approximately $0.7 million for their early extinguishment of debt resulting from the write-off of the unamortized loan fees relating to the Company's credit facility. Borrowings under the amended term loan facility and revolving loan facility bear interest, at Interline Opco's option, at either LIBOR plus a spread or at the alternate base rate plus a spread. Interest rates in effect on borrowings under the term loan facility at April 1, 2005 ranged from 5.37% for LIBOR based borrowings and 7.0% for prime based borrowings. Outstanding letters of credit under the revolving loan facility are subject to a per annum fee equal to the applicable spread over the adjusted LIBOR for revolving loans. The term loan facility matures on December 31, 2010 and the revolving loan facility matures on May 31, 2008. Debt issuance costs capitalized in connection with the credit facility were approximately $1.1 million.

        As of April 1, 2005, Interline Opco had $73.0 million available under its revolving loan facility. Total letters of credit issued under this facility as of April 1, 2005 were $10.0 million. There were $17.0 million in borrowings under the revolving loan facility at April 1, 2005. The credit facility is secured by substantially all of the assets of Interline Opco.

        Periodically, the Company enters into derivative financial instruments, including interest rate exchange agreements, to manage its exposure to fluctuations in interest rates on its debt. All interest rate swap agreements were terminated in conjunction with the IPO in December 2004.

        The credit facility contains customary affirmative and negative covenants that limit Interline Opco's ability to incur additional indebtedness, pay dividends on its common stock or redeem, repurchase or retire its common stock or subordinated indebtedness, make certain investments, sell assets, and consolidate, merge or transfer assets, and that require Interline Opco to maintain a maximum debt to cash flow ratio and a minimum interest expense coverage ratio. The Company and Interline Opco were in compliance with all covenants at April 1, 2005.

        The Company is a holding company whose only asset is the stock of its subsidiaries. The Company conducts virtually all of its business through Interline Opco. Accordingly, its only material sources of cash are dividends and distributions from Interline Opco that are derived from the earnings and cash flow of Interline Opco. The debt instruments of Interline Opco, primarily the credit facility and the indenture governing the terms of the 11.5% senior subordinated notes, contain significant restrictions on the payment of dividends and distributions to the Company by Interline Opco. In particular, Interline Opco's credit facility prevents it from paying dividends, making distributions to the Company or making investments in the Company. However, ordinary course distributions for overhead and taxes are permitted, as are (provided Interline Opco is not in default) annual payments of up to $7.5 million in respect of the Company's stock option plans and annual payments of up to $40 million depending on the pro forma net leverage ratio of the previous quarter. In addition, the indenture for the 11.5% senior subordinated notes restricts the ability of Interline Opco to pay distributions or dividends to the Company and to make advances to, or investments in, the Company. Dividends, distributions and investments are permitted in an amount generally limited to 50% of the net income of Interline Opco, plus an amount equal to the net proceeds from certain equity issuances if Interline Opco is in compliance with a leverage ratio and is not in default. In addition, there are certain other permitted payments, including an ability to make distributions of up to $10 million.

        In April 2003, the Company issued a non-recourse note payable in the principal amount of $3.3 million for the purchase of an investment. This note, which is secured only by the investment, bears interest at a rate of 4% per annum, with principal due in full in April 2010.

        The maturities of long-term debt subsequent to April 1, 2005 are as follows:

2005	$750
2006	1,000
2007	1,000
2008	1,000
2009	1,000
Thereafter	228,275

$233,025

4.    STOCK OPTION PLANS

        During 2000, Interline Opco established a Stock Award Plan, (the "2000 Plan"), under which Interline Opco may award a total of 6,395 shares of common stock in the form of incentive stock options (which may be awarded to key employees only), nonqualified stock options, stock appreciation rights, or SARs, and restricted stock awards, all of which may be awarded to directors, officers, key employees and consultants. The exercise price per share for an incentive stock option may not be less than 100% of the fair market value of a share of common stock on the grant date. The exercise price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of stock may not be less than 110% of the fair market value of a share of common stock on the grant date, and may not be exercisable after the expiration of ten years from the date of grant. The Company's compensation committee will determine in its sole discretion whether a SAR is settled in cash, shares or a combination of cash and shares.

        During 2004, the Company adopted the 2004 Equity Incentive Plan, (the "2004 Plan"), under which the Company may award 3,175,000 shares in the form of incentive stock options, nonqualified stock options, stock appreciation rights, or SARs, restricted share units, restricted stock and stock bonus awards, all of which may be awarded to any employee, director, officer or consultant of the Company. Under the terms of the 2004 plan and unless the compensation committee of the Company determines otherwise, the exercise price of the options will not be less than the fair market value of the common stock at the time of grant.

        Upon completion of the Company's IPO in December 2004, 175,820 shares of restricted stock were issued to senior management. The restricted stock awards will vest contingent upon the executive's continued employment in one-third installments over three years provided that certain pre-established annual percentage increases in our earnings per share are attained. The restricted stock will also vest if the executive remains in our employ for seven years on the seventh anniversary of the date of grant. In addition, an aggregate of 10,000 shares of restricted stock were issued to non-employee directors who are not affiliated with any of our principal stockholders. Such awards will vest over two years. As a result of these restricted stock awards, the Company expects to incur non-cash charges between $0.4 million and $0.9 million in each of the next three to seven years depending upon the acceleration of vesting of restricted stock. These two directors also each received 20,000 non-qualified stock options with an exercise price equal to the IPO price of $15.00 per share. In addition, the Company issued to management 1,835,218 non-qualified stock options with an exercise price equal to the IPO price of $15.00 per share and 590,465 non-qualified stock options with a weighted average exercise price of $24.00 per share. All of these options were fully vested and exercisable when granted. However, management will only be permitted to sell shares acquired upon the exercise of the options in 25% increments over four years.

        A summary of the status of the Company's stock option plans is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2004	2,468,009	$15.00–$1,669.13	$17.61
2005:
Granted	—	—	—
Cancelled	—	—	—

Outstanding at April 1, 2005	2,468,009	$15.00–$1,669.13	$17.61

        There were no options granted or canceled in the three months ended April 1, 2005.

5.    SUBSEQUENT EVENT

        On July 7, 2005, the Company acquired all of the common stock of CCS Enterprises, Inc. ("Copperfield"), a national distributor and direct marketer of specialty ventilation and chimney maintenance products. Headquartered in Fairfield, Iowa, Copperfield's annual sales for the year ended November 30, 2004 were $41.0 million. The transaction was valued at $70.0 million and funded with borrowings under the Company's credit facility. This acquisition represents an expansion of the Company's professional contractors and specialty distributor business.

        Copperfield offers more than 5,000 brand name and private label repair and replacement items including chimney replacement and relining products, specialty ventilation components, hearth products and gas and electrical appliances.

        The Company has not completed the process of performing its allocation of the purchase price.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Interline Brands, Inc.
Jacksonville, Florida

We have audited the accompanying consolidated balance sheets of Interline Brands, Inc. and its subsidiaries (the "Company") as of December 31, 2004 and December 26, 2003, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and December 26, 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Certified Public Accountants

March 23, 2005
Jacksonville, Florida

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND DECEMBER 26, 2003
(In thousands, except share and per share data)

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$69,178	$1,612
Cash—restricted	—	1,000
Accounts receivable—trade (net of allowance for doubtful accounts of $6,929 and $6,316)	98,511	83,684
Accounts receivable—other	17,828	12,932
Inventory	145,532	119,301
Prepaid expenses and other current assets	3,204	4,260
Deferred income taxes	12,084	10,318

Total current assets	346,337	233,107
PROPERTY AND EQUIPMENT, net	28,767	30,605
GOODWILL	203,848	202,227
OTHER INTANGIBLE ASSETS, net	85,361	90,632
OTHER ASSETS	9,067	8,711

TOTAL ASSETS	$673,380	$565,282

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Current portion of long-term debt	$1,000	$7,000
Accounts payable	53,260	43,180
Accrued expenses and other current liabilities	22,180	19,623
Accrued interest payable	3,042	5,803
Accrued merger expenses	6,131	4,739
Income taxes payable	7,372	—

Total current liabilities	92,985	80,345

LONG-TERM LIABILITIES:
Deferred income taxes	25,221	22,543
Interest rate swaps	—	12,793
Long-term debt, net of current portion	302,275	334,525

TOTAL LIABILITIES	420,481	450,206

COMMITMENTS AND CONTINGENCIES (Note 11)
SENIOR PREFERRED STOCK, $0.01 par value, 20,000,000 shares authorized, no shares outstanding as of December 31, 2004; 27,000,000 shares authorized, 23,600,014 shares issued and outstanding, at liquidation value as of December 26, 2003	—	379,612

STOCKHOLDERS' EQUITY (DEFICIENCY):
Common stock; $0.01 par value, 100,000,000 shares authorized; 31,917,000 issued and outstanding as of December 31, 2004; 91,350 shares authorized; 64,975 shares issued and outstanding as of December 26, 2003	319	1
Accumulated deficit	(301,836)	(265,548)
Additional paid-in capital	553,561	1,993
Stockholder loans	—	(1,545)
Accumulated other comprehensive income	855	563

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)	252,899	(264,536)

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$673,380	$565,282

See accompanying notes to consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, DECEMBER 26, 2003 AND DECEMBER 27, 2002
(In thousands except share and per share data)

	2004	2003	2002
NET SALES	$743,905	$640,138	$637,530
COST OF SALES	458,516	395,894	401,212

Gross profit	285,389	244,244	236,318

OPERATING EXPENSES:
Selling, general and administrative expenses	202,084	171,091	164,328
Depreciation and amortization	12,600	10,949	11,282
IPO related expenses	9,215	—	—
Special costs and expenses	—	607	4,893

Total operating expenses	223,899	182,647	180,503

OPERATING INCOME	61,490	61,597	55,815
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	8,232	5,272	(5,825)
LOSS ON EXTINGUISHMENT OF DEBT	(660)	(14,893)	—
INTEREST EXPENSE	(39,933)	(40,516)	(38,778)
INTEREST INCOME	135	199	153
OTHER INCOME	454	40	—

Income before income taxes	29,718	11,699	11,365
PROVISION FOR INCOME TAXES	11,617	4,547	4,219

NET INCOME	18,101	7,152	7,146
PREFERRED STOCK DIVIDENDS	(54,389)	(48,623)	(42,470)

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	$(36,288)	$(41,471)	$(35,324)

LOSS PER COMMON SHARE—BASIC	$(25.21)	$(632.74)	$(538.55)

LOSS PER COMMON SHARE—DILUTED	$(25.21)	$(632.74)	$(538.55)

WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC	1,439,322	65,540	65,592

WEIGHTED AVERAGE SHARES OUTSTANDING—DILUTED	1,439,322	65,540	65,592

See accompanying notes to consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

YEARS ENDED DECEMBER 31, 2004, DECEMBER 26, 2003 AND DECEMBER 27, 2002
(In thousands except share data)

							Accumulated Other Comprehensive Income (Loss)
	Common Stock							Total Stockholders' Equity (Deficiency)
			(Accumulated Deficit)	Stockholder Loans	Deferred Compensation	Additional Paid In Capital
	Shares	Amount
BALANCE, DECEMBER 28, 2001	65,592	$1	$(188,753)	$(1,364)	$(765)	$1,994	$(204)	$(189,092)
Preferred stock dividends			(42,470)					(42,470)
Interest accrual on stockholder loans				(76)				(76)
Deferred compensation expense					765			765
Comprehensive income:
Net income			7,146
Foreign currency translation							44
Total comprehensive income								7,190

BALANCE, DECEMBER 27, 2002	65,592	1	(224,077)	(1,440)	—	1,994	(160)	(223,683)
Preferred stock dividends			(48,623)					(48,623)
Retirement of common stock	(617)
Interest accrual on stockholder loans				(105)				(105)
Comprehensive income:
Net income			7,152
Foreign currency translation							723
Total comprehensive income								7,875

BALANCE, DECEMBER 26, 2003	64,975	1	(265,548)	(1,545)	—	1,994	563	(264,536)
Preferred stock dividends			(54,389)					(54,389)
Issuance of restricted stock	794
Interest accrual on stockholder loans				(30)				(30)
Forgiveness of stockholder loans				1,575				1,575
Conversion of preferred stock to common stock	19,183,321	191				378,810		379,001
Exercise of warrants	910
Proceeds from issuance of common stock, net	12,667,000	127				172,758		172,885
Comprehensive income:
Net income			18,101
Foreign currency translation							292
Total comprehensive income								18,393

BALANCE, DECEMBER 31, 2004	31,917,000	$319	$(301,836)	$—	$—	$553,561	$855	$252,899

See accompanying notes to consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, DECEMBER 26, 2003 AND DECEMBER 27, 2002
(In thousands)

	2004	2003	2002
OPERATING ACTIVITIES:
Net income	$18,101	$7,152	$7,146
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	12,600	10,949	11,282
Amortization and write-off of debt issuance costs	2,558	8,374	1,669
Accretion and write-off of discount on 16% senior subordinated notes	—	4,410	391
Redemption premium on 16% senior subordinated notes	—	3,879	—
Deferred compensation	—	—	765
Change in fair value and termination of interest rate swaps	(12,793)	(5,272)	5,825
Loss (gain) on disposal of property and equipment	10	3	438
Interest income on stockholder loans	(30)	(105)	(76)
Forgiveness of stockholder notes	1,875	—	—
Deferred income tax provision	1,709	1,024	420
Senior subordinated notes issued for interest due	—	1,674	2,813
Changes in assets and liabilities which provided (used) cash, net of effects of acquisition:
Cash—restricted	1,000	(671)	—
Accounts receivable—trade	(14,826)	449	2,074
Accounts receivable—other	(2,863)	120	(4,293)
Inventory	(26,231)	9,050	(7,329)
Prepaid expenses and other current assets	1,056	1,737	(2,462)
Other assets	(516)	(307)	(6)
Accrued interest payable	(2,760)	1,394	(1,187)
Accounts payable	10,080	(11,106)	(610)
Accrued expenses and other current liabilities	2,846	1,718	(1,351)
Accrued merger expenses	(591)	(1,383)	(3,074)
Income taxes payable	7,372	—	(2,020)

Net cash (used in) provided by operating activities	(1,403)	33,089	10,415

INVESTING ACTIVITIES:
Purchase of property and equipment	(6,763)	(4,556)	(4,944)
Purchase of investment and other assets	—	(3,850)	—
Dividend from equity investment	158	—	—
Acquisition of businesses, net of cash acquired	(724)	(18,389)	—

Net cash used in investing activities	(7,329)	(26,795)	(4,944)

FINANCING ACTIVITIES:
(Decrease) increase in revolving credit facility, net	—	(18,500)	14,500
Repayment of long-term debt	(38,250)	(319,236)	(17,750)
Payment of debt issuance costs	(1,296)	(13,011)	(35)
Proceeds from sale of common stock	174,609	—	—
Initial public offering costs	(4,057)	—	—
Redemption of preferred stock	(55,000)	(215)	—
Proceeds from refinancing transaction	—	340,000	—

Net cash provided by (used in) financing activities	76,006	(10,962)	(3,285)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	292	723	44

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	67,566	(3,945)	2,230
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,612	5,557	3,327

CASH AND CASH EQUIVALENTS, END OF YEAR	$69,178	$1,612	$5,557

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$40,726	$33,258	$35,105

Income taxes (net of refunds)	$1,937	$1,353	$7,989

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Dividends on preferred stock	$54,389	$48,623	$42,470

Note issued for purchase of business and accrual of additional purchase price	$—	$4,300	$—

Note issued for purchase of investment	$—	$3,275	$—

Exercise of underwriters over-allotment options	$2,333	$—	$—

Conversion of preferred stock to common stock	$379,001	$—	$—

Adjustment to liabilities assumed and goodwill on businesses acquired	$2,193	$—	$—

See notes to consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, DECEMBER 26, 2003 AND DECEMBER 27, 2002
(In thousands, except share data)

1.    DESCRIPTION OF THE BUSINESS

        Interline Brands, Inc., a Delaware corporation, and its subsidiaries (the "Company") is a direct marketer and specialty distributor of maintenance, repair and operations, or MRO products. The Company sells plumbing, electrical, hardware, security hardware, heating, ventilation and air conditioning and other MRO products. Interline's highly diverse customer base consists of multi-family housing, educational, lodging and health care facilities, professional contractors and other distributors.

        The Company markets and sells its products primarily through eight distinct and targeted brands. The Company utilizes a variety of sales channels, including a direct sales force, telesales representatives, a direct mail program, brand-specific websites and a national accounts sales program. The Company provides same day/next day delivery of its products through its network of regional distribution centers located throughout the United States and Canada, a national distribution center in Nashville, Tennessee and its dedicated fleet of trucks.

        During December 2004, the Company completed its Initial Public Offering (the "IPO"). Immediately prior to the closing of the IPO, a reincorporation merger occurred and the Company became the parent company of its principal operating subsidiary, Interline Brands, Inc., a New Jersey corporation ("Interline Opco"). In the reincorporation merger, the holders of the preferred stock of Interline Opco received an aggregate of $55 million in cash and 19,183,321 shares of the Company's common stock and the holders of the common stock of Interline Opco received 0.01218 shares of the Company's common stock per share of Interline Opco common stock, or 66,667 shares of the Company's common stock in total. In addition, holders of options to purchase shares of the common stock of Interline Opco were converted into options to purchase shares of the Company's common stock. The Company restated earnings per share and shares outstanding for all years presented in the accompanying financial statements to reflect the conversion of the shares.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the accounts of Interline Brands, Inc. and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Intercompany balances and transactions have been eliminated in consolidation.

        Fiscal Year—The Company operates on a 52-53 week fiscal year, which ends on the last Friday in December. The fiscal year ended December 31, 2004 was a fifty-three week year. The fiscal years ended December 26, 2003 and December 27, 2002 were fifty-two week years. References herein to 2004, 2003, and 2002 are for the fiscal years ended December 31, 2004, December 26, 2003 and December 27, 2002, respectively.

        Cash and Cash Equivalents—Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less.

        Inventory—Inventory is stated at the lower of cost or market. Inventory cost is determined using the average cost method. The Company provides an adjustment to inventory based on slow-moving and discontinued inventory. This impairment adjustment establishes a new cost basis for such inventory and is not subsequently recovered through income

        Property and Equipment—Property and equipment is stated at cost, net of accumulated depreciation and amortization. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Upon the retirement or disposal of assets, the cost and accumulated depreciation or amortization is eliminated from the accounts and the resulting gain or loss is credited or charged to operations. Leasehold improvements are amortized, using the straight-line method, over the lesser of the estimated useful lives or the term of the lease. Depreciation is computed using the straight-line method based upon estimated useful lives of the assets as follows:

Buildings	39-40 years
Machinery and equipment	5-7 years
Office furniture and equipment	5-7 years
Vehicles	5 years
Leasehold improvements	1-10 years

        Costs of Computer Software Developed or Obtained for Internal Use—The Company capitalizes costs related to internally developed software in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Only costs incurred during the development stage, including design, coding, installation and testing are capitalized. These capitalized costs primarily represent internal labor costs for employees directly associated with the software development. Upgrades or modifications that result in additional functionality are capitalized. Approximately $0.8 million, $0.8 million, and $1.1 million, was capitalized in 2004, 2003, and 2002, respectively.

        Goodwill—Goodwill represents the excess of the costs of acquired companies over the fair value of their net tangible assets. In accordance with Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," the Company does not amortize goodwill but is required to annually evaluate goodwill for impairment. Goodwill is tested for impairment at least annually, or whenever events of changes in circumstances indicate that the carrying amount may not be recoverable. The Company has elected to perform its annual goodwill impairment test as of the last day of each fiscal year. No impairment was identified as a result of its impairment test during 2004, 2003 or 2002.

        Other Intangible Assets—Other intangible assets include amounts assigned to customer lists, trademarks, deferred debt issuance costs and non-compete agreements. Other intangibles are amortized on a straight-line basis over their useful lives, 13 to 40 years for trademarks and customer lists, and 5 to 10 years for non-compete agreements. Deferred debt issuance costs are amortized as a component of interest expense over the term of the related debt using a method that approximates the interest method.

        Impairment of Long-Lived Assets—The Company evaluates its intangible assets for impairment on an annual basis or when an event occurs or circumstances change that would indicate that the fair value of the intangible has reduced below its carrying amount. Such evaluations include an assessment of customer retention, cash flow projections and other factors the Company believes are relevant. The discounted future expected net cash flows of each identifiable asset is used to measure impairment losses. The Company has not identified any impairment losses with respect to long-lived assets for any fiscal years presented.

        Foreign Currency Translation—Assets and liabilities of the Company's foreign subsidiary, where the functional currency is the local currency, are translated into United States dollars at the fiscal year end exchange rate. The related translation adjustments are recorded as a component of other comprehensive income. Revenues and expenses are translated using average exchange rates prevailing during the year.

        Risk Insurance—The Company has a $250 self-insured retention per occurrence in connection with its workers' compensation policy ("Risk Insurance"). The Company accrues its estimated cost in connection with its portion of its Risk Insurance losses. Claims paid are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on past experience.

        Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

        Fair Value of Financial Instruments—The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short maturities of these items. The carrying values of notes payable and long-term debt are reasonable estimates of their fair values. Estimated fair values of notes payable and long-term debt are determined by discounting the future cash flows using rates currently available to the Company for similar instruments. Interest rate swaps are carried at fair value, which is determined by quoted market prices.

        Revenue Recognition—The Company recognizes a sale when the product has been delivered and risk of loss has passed to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the fee is fixed or determinable. Sales are recorded net of estimated discounts, rebates and returns. A portion of the Company's sales are delivered direct from the manufacturer. These direct-shipment sales are recorded on a gross basis, with the corresponding cost of goods sold, in accordance with the guidance in EITF 99-19, Reporting Revenues Gross as a Principal verses Net as an Agent. The Company provides limited product return and protection rights to certain customers. The Company accrues product return reserves and warranty obligations at the time of sale.

        Cost of Sales—Cost of sales includes merchandise costs, freight-in, and operating costs related to the Company's National Distribution Center.

        Shipping and Handling Costs—Shipping and handling costs have been included in selling, general and administrative expenses on the consolidated statements of operations. Such amounts were approximately $39.0 million, $32.5 million, and $30.1 million in 2004, 2003 and 2002, respectively.

        Advertising Costs—Costs of producing and distributing sales catalogs and promotional flyers are capitalized and charged to expense over the life of the related catalog and promotional flyers. Advertising expenses, net, were approximately $2.1 million, $1.3 million, and $2.0 million in 2004, 2003 and 2002, respectively.

        Stock-Based Compensation—The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for restricted stock issued to employees and directors is measured at the fair value on the grant date and is recognized over the vesting or performance period.

        Net Income per Share Data—Net income per share for all periods has been computed in accordance with SFAS No. 128, "Earnings per Share." Basic net income per share is computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted net income per share is computed by dividing net income by the weighted-average number of shares outstanding during the year, assuming dilution.

        The amounts used in calculating net income (loss) per share data are as follows:

	2004	2003	2002
Net income	$18,101	$7,152	$7,146
Preferred stock dividends	(54,389)	(48,623)	(42,470)

Net loss applicable to common shareholders	$(36,288)	$(41,471)	$(35,324)

Weighted average shares outstanding—basic	1,439,322	65,540	65,592
Effect of dilutive stock options	—	—	—

Weighted average shares outstanding—diluted	1,439,322	65,540	65,592

        Options to purchase 2,468,009 shares that were outstanding during 2004 were not included in the computation of weighted average shares outstanding-diluted because they would have decreased loss per share. Options to purchase 2,284 and 1,532 shares of common stock which were outstanding during 2003 and 2002, respectively, were not included in the computation of weighted average shares outstanding-diluted because the options' exercise prices were greater than the average market price of common stock and the effect would be antidilutive.

        The following table illustrates the effect on net earnings (loss) and earnings (loss) per share for the year ended December 31, 2004 as if the Company had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation (in thousands, except per share amounts):

2004
Net income as reported	$18,101
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	6,796

Pro forma net income	11,305
Preferred stock dividends	(54,389)

Net loss applicable to common shareholders	$(43,084)

Earnings per share:
Basic—as reported	$(25.21)
Basic—proforma	$(29.93)
Diluted—as reported	$(25.21)
Diluted—pro forma	$(29.93)

        The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions used for options granted in 2004: dividend yield of 0%, volatility of 31%, risk-free interest rate of 3.71% and expected life of 5 years. Compensation cost for options granted in 2003, determined based on the Black-Scholes option pricing model value at the grant date did not have a material effect on net income, using the following assumptions for those options granted in 2003: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 4.02% and expected life of 5 years. No options were granted in 2002.

        Segment Information—The Company is in one industry-the distribution of MRO products. In accordance with SFAS 131, "Disclosure about segments of an Enterprise and Related Information," the Company has one operating segment. The Company's sales by product category are as follows:

Product Category	2004	2003	2002
Plumbing	$331,200	$300,865	$306,014
Electrical	115,359	76,817	76,504
Security Hardware	52,073	51,211	51,002
Hardware	48,300	44,810	44,627
Appliances and Parts	46,493	38,408	38,252
HVAC	46,333	38,408	38,252
Other	104,147	89,619	82,879

Total	$743,905	$640,138	$637,530

        The Company's revenues and assets outside the United States are not significant.

        Income Taxes—Taxes on income are provided using an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement carrying values and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

        Derivative Financial Instruments—Periodically, the Company enters into derivative financial instruments, including interest rate exchange agreements ("Swaps") to manage its exposure to fluctuations in interest rates on its debt. Under Swaps the Company held in 2004, 2003 and 2002, the Company paid a fixed rate on the notional amount to its banks and the banks paid the Company a variable rate on the notional amount equal to a base LIBOR rate. The Company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of corporate risk-management policies. See Note 7 for further description of the Swaps. The Company recorded a gain of $8,232 in 2004 and $5,272 in 2003 and a loss of $5,825 in 2002, as a result of the change in market value of the Swaps.

        Recent Accounting Standards—In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets-Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions ("SFAS153"). The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. The Company does not expect the adoption of SFAS 153 to have a material impact on the Company's financial position, results of operations or cash flows.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R). SFAS No. 123R requires that the costs resulting from all share-based compensation payment transactions be recognized in the financial statements. The standard also requires that entities apply a fair-value-based measurement method to account for share-based payment transactions with employees (excluding equity instruments held by employee share ownership plans). SFAS No. 123R is effective as of the beginning of the first interim period that begins after June 15, 2005. As the majority of the Company's outstanding stock options are vested as of December 31, 2004 and there is no change on the measurement or accounting for the compensation expense associated with the Company's outstanding restricted stock, the Company does not expect the adoption of SFAS No. 123R will have a material impact on the Company's financial position, results of operations or cash flows.

        In September 2004, the FASB issued EITF 04-10, Applying Paragraph 19 of FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" in Determining Whether to Aggregate Operating Segments that Do Not Meet the Quantitative Thresholds. The Company has evaluated this EITF and has determined that there is no effect on the reportable segment included in the Company's consolidated financial statements.

3.    GOODWILL AND OTHER INTANGIBLE ASSETS

        A summary of changes to goodwill for the year ended December 31, 2004 and December 26, 2003 follows:

	2004	2003
Beginning balance	$202,227	$195,669
Acquisitions	—	6,982
Adjustments to acquisition accruals	1,621	(424)

Ending balance	$203,848	$202,227

        The adjustments to goodwill during 2004 relate primarily to the establishment of an acquisition accrual for the Florida Lighting acquisition as well as an adjustment of an acquisition accrual established for the Barnett acquisition that was settled for less than the amount accrued. The adjustment to goodwill during 2003 relates primarily to the adjustment of an acquisition accrual established for the Barnett acquisition that was settled for less than the amount accrued. There were no changes to goodwill for the year ended December 27, 2002.

        The gross carrying amount and accumulated amortization of the Company's intangible assets other than goodwill as of December 31, 2004 and December 26, 2003 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
December 31, 2004
Customer lists	$49,362	$8,229	$41,133
Trademarks	36,221	3,817	32,404
Deferred debt issuance costs	14,460	3,653	10,807
Non-compete agreements	2,616	1,599	1,017

Total	$102,659	$17,298	$85,361

December 26, 2003
Customer lists	$49,362	$5,403	$43,959
Trademarks	36,221	2,912	33,309
Deferred debt issuance costs	13,149	1,079	12,070
Non-compete agreements	2,616	1,322	1,294

Total	$101,348	$10,716	$90,632

        The amortization of deferred debt issuance costs, recorded as a component of interest expense, was $1.9 million, $1.8 million, and $1.7 million in 2004, 2003 and 2002, respectively, and write-off of such costs were $0.7 million and $6.5 million in 2004 and 2003, respectively. Amortization expense on other intangible assets was $4.0 million, $2.7 million, and $2.0 million for 2004, 2003 and 2002, respectively. Expected amortization expense on other intangible assets (excluding deferred debt issuance costs which will vary depending upon debt payments) for each of the five succeeding fiscal years is as follows:

For fiscal year:
2005	$4,009
2006	$4,007
2007	$3,989
2008	$3,973
2009	$3,740

        Change in Estimate—Effective July 1, 2003, the Company changed the estimated useful life of customer lists acquired in the acquisition of Barnett and Sexauer during September 2000 and November 1999 respectively, from 40 years to 17 years. The estimated remaining useful life of 17 years was based upon the expected life of the customer accounts acquired using the attrition rate experienced for the twelve-month period ended September 26, 2003, with no consideration given to new accounts generated during this period. This method is consistent with the guidance provided in the Statement of Financial Accounting Standards 142, which suggests that the customer list intangible asset should be amortized based on management's best estimate of its useful life, following the pattern in which the expected benefits will be consumed or otherwise used up. The effect of this change in the estimated remaining useful life was not material to the Company's consolidated financial statements.

4.    SIGNIFICANT TRANSACTIONS

        Initial Public Offering Transaction—In December 2004, the Company successfully completed its Initial Public Offering and amended its senior credit facility. A total of 14,375,000 shares of the Company's common stock were sold, of which 12,667,000 were sold by the Company and 1,708,000 were sold by the Company's shareholders. The Company sold 12,500,000 shares of its common stock in December 2004 and 167,000 shares in January 2005 following the exercise of the underwriters' over-allotment option. The Company received $171.8 million in net proceeds including the exercise of the underwriters' over-allotment option, representing $176.9 million of proceeds from the sale of stock net of underwriting discounts and commissions, less $4.1 million of Initial Public Offering costs and $1.1 million of debt issuance costs.

        Immediately prior to the closing of the Initial Public Offering, a reincorporation merger occurred and the parent company of Interline Opco became the holding company of the Interline group of businesses. In the reincorporation merger, the holders of the preferred stock of Interline Opco received an aggregate of $55 million in cash and 19,183,321 shares of the Company's common stock and the holders of the common stock of Interline Opco received 0.01218 shares of the Company's common stock per share of Interline Opco common stock, or 66,667 shares of the Company's common stock in total. In addition, holders of options to purchase shares of the common stock of Interline Opco were converted into options to purchase shares of the Company's common stock.

        The Company also used $31.3 million of the proceeds to partially repay the term loan under its credit facility. The Company amended its senior credit facility to allow for the Initial Public Offering and reduce its applicable rate in respect to any term loans from LIBOR plus 3.50% to LIBOR plus

2.25%. In conjunction with this amendment, the Company incurred $1.1 million of debt issuance costs. In December 2004, the Company also used $4.6 million of the proceeds to terminate the interest rate swap agreements. In January 2005, the Company used $70.0 million of the proceeds from the IPO transaction to partially redeem its 11.5% senior subordinated notes. In connection with the redemption, the Company paid $8.1 million of premiums for early redemption of the senior subordinated notes and recorded a $10.3 million loss on the early extinguishment of debt, which included a charge for write-off of unamortized debt issuance costs in the amount of $2.3 million in January of 2005.

        In connection with the IPO transaction, the Company paid bonuses totaling $6.2 million and incurred additional compensation expense for the forgiveness of shareholder loans of $1.9 million and the reimbursement of taxes of $1.1 million on such loan forgiveness. These costs are reported as IPO related expenses in the statements of operations.

        Special Costs and Expenses—Special costs and expenses for 2003 and 2002 consist of costs associated with distribution center consolidation, relocation, lease termination, severance related costs and other transaction fees. Such costs and expenses were $0.0 million, $0.6 million and $4.9 million for fiscal years 2004, 2003 and 2002, respectively.

        Barnett Acquisition—In September 2000, the Company completed the acquisition of Barnett, Inc. (the "Barnett Acquisition") for an aggregate purchase price of $220.8 million including costs of acquisition of approximately $7.1 million. The costs of acquisition include a $3.0 million advisory fee paid to a significant stockholder of the Company. Goodwill recorded in connection with the Barnett Acquisition totaled approximately $89.3 million. Other intangible assets recorded in connection with the Barnett Acquisition totaled approximately $53.1 million. During 2001, the Company finalized its purchase price of Barnett and as a result recorded an increase in goodwill of approximately $12.3 million. These additional costs relate to the closure of duplicate Barnett facilities, severance related to these closures and the relocation and integration of Barnett employees and administrative functions. As of December 31, 2004 and December 26, 2003, $3.1 million and $4.7 million was accrued for such costs.

        Florida Lighting Acquisition—On November 24, 2003, the Company purchased the net assets of Florida Lighting, Inc. (the "Florida Lighting Acquisition"), which sells residential lighting and electrical products to electrical contractors, electrical distributors, lighting, showrooms and mass merchants primarily through direct mail and outbound telesales.

        The aggregate purchase price was $23.1 million including costs of acquisition of approximately $0.3 million. Goodwill recorded in connection with the acquisition totaled approximately $7.0 million and is not expected to be deductible for tax purposes. Other intangible assets recorded in connection with the Florida Lighting Acquisition totaled approximately $10.7 million consisting of customer lists of $7.3 million, trademarks of $2.4 million and a non-compete agreement of $1.0 million. Customer lists and trademarks will be amortized over 13 years and 40 years respectively, using the straight line method. The non-compete agreement will be amortized over 5 years, the term of the agreement. During 2004, the Company finalized its purchase price of Florida Lighting and as a result recorded an increase in goodwill of approximately $3.3 million. These additional costs primarily relate to the integration of Florida Lighting systems and operations. As of December 31, 2004, $3.0 million was accrued for such costs.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At November 24, 2003
Cash	$481
Accounts receivable	1,046
Inventory	3,872
Prepaid expenses and other current assets	182
Property and equipment	713
Goodwill	6,982
Other intangible assets	10,700
Accounts payable	(868)

Total purchase price	$23,108

        The purchase price for the Florida Lighting Acquisition includes $1.0 million transferred to an escrow fund. The transfer of the payment to the seller was contingent upon general representations and warranties of the seller. The Company paid the full amount in escrow to the seller in November 2004.

        The Company also agreed to pay contingent consideration if the acquired business met certain specific operation performance indicators. The consideration is to be paid upon the delivery of the 2004 annual report but no later than April 15, 2005 evidencing such performance. If payment is required, the Company will record such amount as an addition to the purchase price.

        The Florida Lighting acquisition was accounted for under the purchase method of accounting, and accordingly, the net assets and results of operations have been included in the accompanying consolidated financial statements since the date of acquisition. The following table presents the unaudited results of operations of the Company for the fiscal years ended December 26, 2003 and December 27, 2002 as if the acquisition had been consummated as of the beginning of 2002, and includes certain pro forma adjustments to reflect the amortization of intangible assets and financing charges on long-term debt:

	2003	2002
Revenues	$666,919	$666,769
Net income	8,308	8,370

        The unaudited pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition occurred at the date described above or the results which may occur in the future.

5.    ACCOUNTS RECEIVABLE

        The Company's trade receivables are exposed to credit risk. The majority of the market served by the Company is comprised of numerous individual accounts, none of which is individually significant. The Company monitors the creditworthiness of its customers on an ongoing basis and provides a reserve for estimated bad debt losses.

	Balance at Beginning of Year	Charged to Expense	Deductions(1)	Balance at End of Year
Year ended December 27, 2002:
Allowance for doubtful accounts	$5,142	$1,937	$(1,757)	$5,322

Year ended December 26, 2003:
Allowance for doubtful accounts	$5,322	$2,240	$(1,246)	$6,316

Year ended December 31, 2004:
Allowance for doubtful accounts	$6,316	$2,041	$(1,428)	$6,929

(1)
Accounts receivable written off as uncollectible, net of recoveries

6.    PROPERTY AND EQUIPMENT

        Major classifications of property and equipment are as follows:

	2004	2003
Land	$400	$400
Building	9,536	9,536
Machinery and equipment	49,514	44,092
Office furniture and equipment	5,302	4,709
Vehicles	581	581
Leasehold improvements	7,003	6,512

	72,336	65,830
Less accumulated depreciation and amortization	(43,569)	(35,225)

	$28,767	$30,605

        Depreciation and amortization expense was approximately $8.6 million, $8.2 million, and $9.3 million for 2004, 2003 and 2002, respectively.

7.    DEBT

        Long-term debt consists of the following:

	2004	2003
Term Loan	$100,000	$138,250
Note payable	3,275	3,275
Senior Subordinated Notes—11.5%	200,000	200,000

	303,275	341,525
Less current portion	(1,000)	(7,000)

	$302,275	$334,525

        Debt—In May 2003, the Company completed an offering of $200 million of 11.5% senior subordinated notes due 2011 and entered into a new $205.0 million senior secured credit facility which consists of a $140.0 million term loan facility and a $65.0 million revolving loan facility, a portion of which is available in the form of letters of credit. The net proceeds from the offering of senior subordinated notes and the refinancing of the former credit facility with the new credit facility were used to: (1) repay all outstanding indebtedness under the Company's former credit facility, (2) redeem all of the 16% senior subordinated notes, (3) pay accrued interest and related redemption premiums on the Company's former debt and (4) pay transaction fees and expenses related to the Refinancing Transactions.

        The $200 million principal amount 11.5% senior subordinated notes due 2011 pay interest each May 15 and November 15, with the first payment made on November 15, 2003. Prior to May 15, 2006, the Company may redeem up to 35% of the notes using proceeds of certain equity offerings and the Company may redeem all of the notes after May 15, 2007, subject to redemption premiums unless redeemed after May 15, 2009. The Company elected to redeem $70.0 million of the 11.5% senior subordinated notes using proceeds from the IPO transaction and gave the 30-day notice, required by the indenture agreement, on December 20, 2004. In January 2005, the Company recorded a loss on extinguishment of debt of $10.3 million, consisting of the write-off of deferred financing costs of $2.3 million and the premium of $8.1 million on the $70.0 million redemption of 11.5% senior subordinated notes.

        In December 2004 the Company amended its term loan facility and revolving loan facility. The term loan was reduced to $100.0 million from $140.0 million and the revolving loan facility was increased to $100.0 million from $65.0 million. As part of the amendment in December 2004, the Company paid down $31.3 million of the term loan using proceeds from the IPO transaction. Borrowings under the amended term loan facility and revolving loan facility bear interest, at the Company's option, at either LIBOR plus a spread or at the alternate base rate plus a spread. Interest rates in effect on borrowings under the term loan facility at December 31, 2004 ranged from 4.80% for LIBOR based borrowings and 6.50% for prime based borrowings. Outstanding letters of credit under the revolving loan facility are subject to a per annum fee equal to the applicable spread over the adjusted LIBOR for revolving loans. The term loan facility matures on December 31, 2010 and the revolving loan facility matures on May 31, 2008.

        As of December 31, 2004, the Company had $91.3 million available under its revolving loan facility. Total letters of credit issued under this facility as of December 31, 2004 was $8.7 million. There were no borrowings under the revolving loan facility at December 31, 2004. The credit facility is secured by substantially all of the assets of the Company.

        Debt issuance costs capitalized in connection with the Refinancing Transactions were approximately $13.1 million. An expense of approximately $14.9 million for the early extinguishment of debt resulted from the write-off of the unamortized loan fees and loan discount relating to the Company's former credit facility and the redemption premium incurred upon redemption of the 16% Senior Subordinated Notes, as part of the Refinancing Transactions. Debt issuance costs capitalized in connection with the credit facility were approximately $1.1 million. An expense of approximately $0.7 million for early extinguishments of debt resulted from the write-off of the unamortized loan fees relating to the Company's former credit facility.

        Periodically, the Company enters into derivative financial instruments, including interest rate exchange agreements, to manage its exposure to fluctuations in interest rates on its debt. At December 26, 2003, the Company had interest rate exchange agreements, or swaps, outstanding with a total notional amount of $151.0 million. These agreements were terminated as of December 2004.

        The credit facility contains customary affirmative and negative covenants that limit the Company's ability to incur additional indebtedness, pay dividends on its common stock or redeem, repurchase or retire its common stock or subordinated indebtedness, make certain investments, sell assets, and consolidate, merge or transfer assets, and that require the Company to maintain a maximum debt to cash flow ratio and a minimum interest expense coverage ratio. The Company was in compliance with all covenants at December 31, 2004.

        In April 2003, the Company issued a non-recourse note payable in the principal amount of $3.3 million for the purchase of an investment. This note, which is secured only by the investment, bears interest at a rate of 4% per annum, with principal due in full in April 2010.

        The maturities of long-term debt subsequent to December 31, 2004 are as follows:

2005	$1,000
2006	1,000
2007	1,000
2008	1,000
2009	1,000
Thereafter	298,275

$303,275

8.    PREFERRED STOCK

        The Company has the authority to issue 20,000,000 shares of preferred stock, par value $.01 per share. At December 2004, there were no preferred shares issued or outstanding. In connection with the reincorporation merger and IPO transaction, as described above, the preferred stock of Interline Opco was converted to company common stock.

9.    STOCKHOLDERS' EQUITY

        Common Stock—During 2004 the Company completed its IPO described in Note 4 above. In addition to the shares issued to the public at the IPO in December 2004 the Company issued 19,250,000 shares of its common stock to existing stockholders and senior management of Interline Opco in connection with the reincorporation merger and the IPO. Existing holders of Interline Opco common stock received .01218 shares of the Company's common stock per share held or an aggregate of 66,667 shares of common stock. As a result of the conversion, the accompanying consolidated financial statements retroactively reflect a decrease in the numbers of outstanding shares of common stock. The foregoing amount of outstanding shares of common stock excludes 167,000 shares issued by the Company in January 2005 in connection with the IPO underwriters' exercise of their over-allotment option.

        Stockholder Loans—In conjunction with the IPO transaction described above the Company forgave $1.6 million of stockholder loans included in stockholders' equity and accordingly took a charge to operating income for this amount. As of December 16, 2004, the date the loans were forgiven, and December 26, 2003, $375 and $345, respectively, of interest was accrued on the notes and was included as a portion of the stockholder loans in stockholders' equity. As of December 2004, there were no stockholder loans outstanding.

10.    PROFIT SHARING PLAN

        The Company has qualified profit sharing plans under Section 401(k) of the Internal Revenue Code. Contributions to the plans by the Company are made at the discretion of the Company's Board of Directors. Company contributions to the plans were approximately $1.1 million, $0.7 million and $1.3 million for 2004, 2003 and 2002, respectively.

11.    COMMITMENTS AND CONTINGENCIES

        Lease Commitments—The Company leases its facilities under operating leases expiring at various dates through 2011. Minimum future rental payments under these leases as of December 31, 2004 are as follows:

2005	$11,311
2006	9,077
2007	7,454
2008	5,275
2009	4,200
Thereafter	3,424

Total	$40,741

        The Company operates a distribution center, which is leased from an entity, which was partially owned by a stockholder and former director of the Company. The former officer sold his ownership interest in the property in September 2002. Minimum annual rent payable under this lease is approximately $308, plus all real estate taxes and assessments, utilities and insurance related to the premises. Total rent expense for this lease was approximately $308 in 2004 and $289 in 2003 and 2002.

This lease expires on May 31, 2006 and does not contain any renewal terms. The Company believes that the terms of the lease are no less favorable to it than could be obtained from an unaffiliated party.

        The Company previously leased an office building from a stockholder and former director of the Company. As amended in March 1995, under the terms of the lease, the Company was required to pay approximately $137 annually, plus all real estate taxes and assessments, utilities and insurance related to the premises. Total rental expense for this lease was $85 for 2004, $137 for 2003 and 2002. The lease expired July 31, 2004 and the Company did not renew its lease and relocated as of July 2004. The Company believes that the terms of the lease were no less favorable to it than could be obtained from an unaffiliated party.

        Rent expense under all operating leases was approximately $17.7 million, $15.7 million, and $14.8 million for 2004, 2003 and 2002, respectively. Certain of the leases provide that the Company pays taxes, insurance and other operating expenses applicable to the leased premises.

        Employment Agreement—The Company has employment agreements with certain officers of various dates through 2006, unless terminated earlier by the Company, at combined annual base salaries of $3.8 million, subject to adjustments and plus bonuses.

        Management Agreement—In May 2000, the Company entered into an advisory agreement with a significant stockholder of the Company, which provides for an annual advisory fee of $250 plus out-of-pocket expenses of up to $25 per year. The management agreement was terminated in December 2004 in conjunction with the Company's Initial Public Offering.

        Contingent Liabilities—At December 31, 2004 and December 26, 2003, the Company was contingently liable for unused letters of credit aggregating approximately $8.7 million and $6.0 million, respectively.

        Legal Proceedings—The Company is involved in various legal proceedings in the ordinary course of its business that are not anticipated to have a material adverse effect on the Company's results of operations or financial position.

        Deferred Compensation Agreements—Effective September 29, 2000, the Company established deferred compensation agreements in the amount of $1.9 million with officers of the Company. Interest is payable on the amounts at the long-term federal rate, compounded semi-annually, starting on the date of the initial deferral. The accounts vested ratably over a 24-month period and were fully vested at September 30, 2002.

12.    STOCK-BASED COMPENSATION PLANS

        During 2000, Interline Opco established a Stock Award Plan, (the "2000 Plan"), under which Interline Opco may award a total of 6,395 shares of common stock in the form of incentive stock options (which may be awarded to key employees only), nonqualified stock options, stock appreciation rights, or SARs, and restricted stock awards, all of which may be awarded to directors, officers, key employees and consultants. The exercise price per share for an incentive stock option may not be less than 100% of the fair market value of a share of common stock on the grant date. The exercise price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of stock may not be less than 110% of the fair market value of a share of common stock on the grant date, and may not be exercisable after the expiration of ten years from the date of grant. The Company's compensation committee will determine in its sole discretion whether a SAR is settled in cash, shares or a combination of cash and shares.

        During 2004, the Company adopted the 2004 Equity Incentive Plan, (the "2004 Plan"), under which the Company may award 3,175,000 shares in the form of incentive stock options, nonqualified stock options, stock appreciation rights, or SARs, restricted share units, restricted stock and stock bonus awards, all of which may be awarded to any employee, director, officer or consultant of the Company. Under the terms of the 2004 plan and unless the compensation committee of the Company determines otherwise, the exercise price of the options will not be less than the fair market value of the common stock at the time of grant.

        Upon completion of the Company's IPO in December 2004, 175,820 shares of restricted stock were issued to senior management. The restricted stock awards will vest contingent upon the executive's continued employment in one-third installments over three years provided that certain pre-established annual percentage increases in our earnings per share are attained. The restricted stock will also vest if the executive remains in our employ for seven years on the seventh anniversary of the date of grant. In addition, an aggregate of 10,000 shares of restricted stock were issued to non-employee directors who are not affiliated with any of our principal stockholders. Such awards will vest over two years. As a result of these restricted stock awards, the Company will incur non-cash charges between $0.4 million and $0.9 million in each of the next three to seven years depending upon the acceleration of vesting of restricted stock. These two directors also received 20,000 non-qualified stock options with an exercise price equal to the IPO price of $15.00 per share. In addition, the Company issued to management 1,835,218 non-qualified stock options with an exercise price equal to the IPO price of $15.00 per share and 590,465 non-qualified stock options with a weighted average exercise price of $24.00 per share. All of these options were fully vested and exercisable when granted. However, management will only be permitted to sell shares acquired upon the exercise of the options in 25% increments over four years.

        A summary of the status of the Company's stock option plans is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at December 27, 2002	1,532	$137.11–$1,669.13	$738.90

Granted	810	$41.05	$41.05
Cancelled	(58)	$41.05	$41.05

Outstanding at December 26, 2003	2,284	$41.05–$1,669.13	$509.20

Granted	2,465,739	$15.00–$41.05	$17.16
Cancelled	(14)	$41.05	$41.05

Outstanding at December 31, 2004	2,468,009	$15.00–$1,669.13	$17.61

        The following table summarizes information about the stock options outstanding under the Company's option plan as of December 31, 2004:

Exercise Price	Options Outstanding at December 31, 2004	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable at December 31, 2004	Weighted Average Exercise Price
$137.11	511	0.5 years	$137.11	409	$137.11
410.51	511	0.5 years	410.51	409	410.51
1,669.13	510	0.5 years	1,669.13	409	1,669.13
41.05	738	3 years	41.05	492	41.05
41.05	57	4 years	41.05	23	41.05
15.00	1,875,218	10 years	15.00	1,875,218	15.00
21.75	295,232	10 years	21.75	295,232	21.75
26.25	295,232	10 years	26.25	295,232	26.25

	2,468,009			2,467,424

13.    PROVISION FOR INCOME TAXES

        The provision (benefit) for income taxes for the years 2004, 2003 and 2002, is as follows:

	2004	2003	2002
Current:
Federal	$8,530	$2,428	$2,858
State	882	577	547
Foreign	496	518	394

	9,908	3,523	3,799

Deferred
Federal	908	1,167	420
State	871	(143)	—
Foreign	(70)	—	—

	1,709	1,024	420

	$11,617	$4,547	$4,219

        The components of income before income taxes were as follows:

	2004	2003	2002
United States	$28,488	$10,454	$10,290
Foreign	1,230	1,245	1,075

Total	$29,718	$11,699	$11,365

        The reconciliation of the provision for income taxes at the federal statutory tax rate to the provision for income taxes is as follows:

	2004	2003	2002
Federal statutory tax rate	35%	35%	35%
State income taxes, net of federal benefit	4%	2%	3%
Non-deductible expenses	—%	1%	1%
Foreign income taxes	—%	1%	1%
Other	—%	—%	(3)%

	39%	39%	37%

        Deferred income taxes result primarily from temporary differences in the recognition of certain expenses for financial and income tax reporting purposes. The components of the Company's deferred tax assets and liabilities at December 31, 2004 and December 26, 2003 consist of the following:

	2004	2003
Deferred tax assets:
Inventory	$4,083	$3,578
Bad debt reserves	2,420	2,206
Interest rate swaps	—	4,478
Closing cost accrual	2,160	1,659
Bonus accrual	890	602
Vacation accrual	287	287
Vendor discounts	994	793
Other	3,381	778

Total deferred tax assets	14,215	14,381

Deferred tax liabilities:
Identifiable intangibles	(22,754)	(23,494)
Depreciation	(3,054)	(2,390)
State taxes	(1,235)	(443)
Swaps constant yield method	(103)	—
Other	(206)	(279)

Total deferred tax liabilities	(27,352)	(26,606)

Net deferred tax liabilities	$(13,137)	$(12,225)

14.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following is a summary of our quarterly results of operations for the years ended December 31, 2004 and December 26, 2003. All amounts are in thousands, except per share amounts.

	Quarter
	First	Second	Third	Fourth(1)
2004
Net Sales	$172,604	$185,379	$190,400	$195,522
Gross Profit	65,723	70,945	73,186	75,535
Net income (loss)	3,251	6,957	6,927	966
Net loss to common stockholders	(10,010)	(6,766)	(7,243)	(12,269)
Basic loss per share	(153.00)	(102.88)	(110.13)	(2.33)
Diluted loss per share	(153.00)	(102.88)	(110.13)	(2.33)
2003
Net Sales	$154,864	$159,686	$166,676	$158,912
Gross Profit	59,159	60,458	63,368	61,259
Net income (loss)	3,496	(5,426)	4,804	4,278
Net loss to common stockholders	(8,065)	(17,390)	(7,577)	(8,439)
Basic loss per share	(122.96)	(265.12)	(115.52)	(129.84)
Diluted loss per share	(122.96)	(265.12)	(115.52)	(129.84)

(1)
The fourth quarter of 2004 contains 14 weeks and the fourth quarter of 2003 contains 13 weeks.

        During the fourth quarter of 2004, the Company incurred $9,215 in IPO related expenses and a $660 loss on extinguishment of debt in conjunction with the initial public offering transaction in December 2004. Prior to this transaction the Company converted all of its preferred stock to common stock. In this conversion, holders of preferred stock received $55.0 million in cash and 19,183,321 shares of common stock. The holders of common stock prior to the IPO transaction received a conversion of 0.01218 shares of the new common stock per share held, or an aggregate of 66,667 shares of common stock. All earnings per share and share data retroactively reflect this conversion. During the second quarter of 2003, the Company completed its 2003 Refinancing Transactions and recorded a $14,893 loss on extinguishment of debt.

15.    SUBSEQUENT EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT

        On July 7, 2005, the Company acquired all of the common stock of CCS Enterprises, Inc. ("Copperfield"), a national distributor and direct marketer of specialty ventilation and chimney maintenance products. Headquartered in Fairfield, Iowa, Copperfield's annual sales for the year ended November 30, 2004 were $41.0 million. The transaction was valued at $70.0 million and funded with borrowings under the Company's credit facility. This acquisition represents an expansion of the Company's professional contractor and specialty distributor business.

        Copperfield offers more than 5,000 brand name and private label repair and replacement items including chimney replacement and relining products, specialty ventilation components, hearth products and gas and electrical appliances.

        The Company has not completed the process of performing its allocation of the purchase price.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee	$19,050
NASD fee	18,481
Printing and engraving expenses	100,000
Accounting fees and expenses	100,000
Legal fees and expenses	300,000
Blue Sky fees and expenses	10,000
Transfer agent fees and expenses	10,000
Miscellaneous	105,000

TOTAL	$662,531

        No portion of the above expenses will be paid by the selling stockholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred, including liabilities under the Securities Act, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the Delaware General Corporation Law). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors' liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law, (iii) unlawful payments of dividends, stock purchases or redemptions or (iv) transactions from which a director derives an improper personal benefit. Our certificate of incorporation contains such a provision.

        Our by laws provide that we will indemnify each director and officer against all claims and expenses resulting from the fact that such person was an director, officer, agent or employee of the registrant. A claimant is eligible for indemnification if the claimant (i) acted in good faith and in a manner that, in the claimant's reasonable belief, was in or not opposed to the best interests of the registrant or (ii) in the case of a criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful. This determination will be made by our disinterested directors, our stockholders or independent counsel pursuant to the terms of our amended by laws.

        Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person's status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity, including claims brought under the Securities Act.

        The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

        Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act of 1933.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        The following is a summary of transactions by us involving sales of securities of Interline Opco and of us that were not registered under the Securities Act during the last three years preceding the date of this registration statement:

  (a)
  On November 25, 2003, Interline Opco granted options to purchase an aggregate of 114 shares of the common stock of Interline Opco to certain of our employees in connection with the Florida Lighting Acquisition, at an exercise price of $43.78 per share.

  (b)
  On January 9, 2004, Interline Opco granted options to purchase an aggregate of 27 shares of the common stock of Interline Opco to an employee, each at an exercise price of $43.78 per share.

  (c)
  On February 17, 2004, Interline Opco granted options to purchase an aggregate of 27 shares of the common stock of Interline Opco to an employee, each at an exercise price of $43.78 per share.

  (d)
  Immediately prior to the consummation of our intitial public offering on December 21, 2004, we issued 19,250,000 shares of our common stock to the existing stockholders of Interline Opco, of which 858 shares of our common stock were issued to existing holders of warrants to purchase Interline Opco's common stock, issued options to purchase an aggregate of 2,182 shares of our common stock to existing holders of options to purchase common stock of Interline Opco, issued additional options to purchase 2,465,682 shares of common stock and granted 175,820 restricted stock awards to our senior management and 10,000 restricted stock awards to certain directors in connection with the IPO Transactions.

        The issuances disclosed in paragraphs (a), (b), (c) and the grant of restricted stock awards disclosed in paragraph (d) were exempt from registration in reliance upon Section 4(2) of the Securities Act or promulgated thereunder as transactions by an issuer not involving a public offering and/or under Rule 701 under the Securities Act as exempt offers and sales of securities under a written compensatory benefit plan. The grants of options to purchase Interline Opco common stock disclosed in paragraphs (a), (b) and (c) were made the 2000 Stock Award Plan, and the awards of options and grants of restricted stock awards disclosed in paragraph (d) were made under the 2004 Equity Incentive Plan. All recipients were or will be accredited or sophisticated investors. Appropriate legends were or will be affixed to the share certificates and other instruments issued in such transactions. All recipients either have received or will receive adequate information about us or had or have access, through employment or other relationships, to such information.

        The issuances disclosed in paragraph (d), other than the grant of restricted stock awards, were made in reliance on Section 4(2) of the Securities Act. All recipients were accredited or sophisticated investors. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or have access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   Exhibits

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.
2.1******	Agreement and Plan of Merger dated December 10, 2004.
3.1*****	Amended and Restated Certificate of Incorporation of Interline Brands, Inc.
3.2*****	Amended and Restated By-Laws of Interline Brands, Inc.
4.1*	Indenture, dated as of May 23, 2003, among Interline Opco, the Subsidiary Guarantors thereto and The Bank of New York, as Trustee.
4.2*****	Form of Specimen Certificate.
5.1†	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, regarding the legality of the common stock being issued.
8.1†	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, regarding certain tax matters.
9.1*	Amended and Restated Shareholders Agreement, dated as of September 29, 2000, among the Company and certain of its shareholders.
9.2*****	Amendment No. 1 to Amended and Restated Shareholders' Agreement, dated as of March 15, 2004, among Interline Opco and certain of its shareholders.
9.3******	Amendment No. 2 to Amended and Restated Shareholders' Agreement among Interline Opco and certain of its shareholders.
10.1*	Credit Agreement, dated as of May 29, 2003, among Interline Opco, the Lender Parties thereto, Credit Suisse First Boston, as Administrative Agent, and JPMorgan Chase Bank, as Syndication Agent.
10.2**	Amendment No. 1, dated as of December 19, 2003, to the Credit Agreement dated as of May 29, 2003, among Interline Opco and the lenders party thereto.
10.3*	Guarantee and Collateral Agreement, dated as of May 29, 2003, among Interline Opco, the Subsidiaries of Interline Brands, Inc. named therein and Credit Suisse First Boston LLC.
10.4*	Employment Agreement, dated as of May 16, 2000, by and between Wilmar Industries, Inc. and William E. Sanford.
10.5*	Incentive Stock Option Agreement, dated as of May 16, 2000, by and between Wilmar Industries, Inc. and William E. Sanford.
10.6*	Management Subscription Agreement, dated May 16, 2003, between William E. Sanford and Wilmar Industries, Inc.
10.7*	Secured Recourse Promissory Note, dated May 16, 2000, from William E. Sanford to Wilmar Industries, Inc.
10.8*	Pledge Agreement, dated as of May 16, 2000, from William E. Sanford to Wilmar Industries, Inc.

10.9*	Promissory Note, dated as of July 15, 2000, from William E. Sanford to Wilmar Industries, Inc.
10.10*	Employment Agreement, dated as of May 16, 2000, by and between Wilmar Industries, Inc. and Michael J. Grebe.
10.11*	Incentive Stock Option Agreement of Michael J. Grebe, dated as of May 16, 2000.
10.12*	Promissory Note, dated July 15, 2002, from Michael J. Grebe to Interline Brands, Inc.
10.13*	Secured Recourse Promissory Note, dated May 16, 2000, from Michael J. Grebe to Wilmar Industries, Inc.
10.14*	Pledge Agreement, dated as of May 16, 2000, from Michael J. Grebe to Wilmar Industries, Inc.
10.15*	Management Subscription Agreement, dated May 16, 2000, between Michael J. Grebe and Wilmar Industries, Inc.
10.16*	Employment Agreement, dated as of September 29, 2000, by and between Wilmar Industries, Inc. and William R. Pray.
10.17*	Restricted Stock Award Agreement under the 2000 Stock Award Plan, dated as of September 29, 2000, between Wilmar Industries, Inc. and William Green.
10.18*	Promissory Note, dated September 29, 2000, by William R. Pray to Wilmar Industries, Inc.
10.19*	Management Subscription Agreement, dated September 29, 2000, between William R. Pray and Wilmar Industries, Inc.
10.20*	Amendment to Stay Pay Agreement, dated as of September 27, 2000, by and between William R. Pray and Barnett, Inc.
10.21*	Deferred Compensation Agreement, dated as of September 29, 2000, by and between Wilmar Industries, Inc. and William R. Pray.
10.22*	Separation Agreement and Release of All Claims, dated December 31, 2001, by and between Interline Brands, Inc. and William Green.
10.23*	Restricted Stock Award Agreement under the 2000 Stock Award Plan, dated as of September 29, 2000, between William R. Pray and Wilmar Industries, Inc.
10.24*	2000 Stock Award Plan, as amended and restated July, 2000.
10.25***	Employment Agreement, dated as of January 7, 2004, by and between Interline Opco and Fred Bravo.
10.26***	Employment Agreement, dated as of January 7, 2004, by and between Interline Opco and Pamela L. Maxwell.
10.27*****	2004 Equity Incentive Plan.
10.28****	Employment Agreement, dated as of May 17, 2004, by and between Interline Opco and Laurence Howard.
10.29*****	Amendment to Separation Agreement, dated as of June 11, 2004 by and between Interline Opco and William S. Green.

10.30****	Employment Agreement, dated as of June 18, 2004, by and between Interline Brands, Inc. and Charles Blackmon.
10.31*****	Employment Agreement, dated as of August 13, 2004, by and between Interline Brands, Inc. and William E. Sanford.
10.32*****	Employment Agreement, dated as of August 13, 2004, by and between Interline Brands, Inc. and Michael J. Grebe.
10.33*****	Employment Agreement, dated as of September 23, 2004, by and between Interline Brands, Inc. and William R. Pray.
10.34*****	Amendment to Employment Agreement, dated September 27, 2004, by and between Interline Brands, Inc. and Fred Bravo.
10.35****	Amendment to Employment Agreement, dated September 27, 2004, by and between Interline Brands, Inc. and Laurence W. Howard.
10.36*****	Amendment to Employment Agreement, dated as of September 27, 2004, by and between Interline Brands, Inc. and Pamela L. Maxwell.
10.37*****	Amendment to Employment Agreement, dated as of December 2, 2004, by and between Interline Brands, Inc. and Michael J. Grebe.
10.38*****	Amendment to Employment Agreement, dated as of December 2, 2004, by and between Interline Brands, Inc. and William E. Sanford.
10.39*****	Amendment to Employment Agreement, dated as of December 2, 2004, by and between Interline Brands, Inc. and Pamela L. Maxwell.
10.40*****	Amendment to Employment Agreement, dated as of December 2, 2004, by and between Interline Brands, Inc. and Fred Bravo.
10.41*****	Management Agreement, dated May 16, 2000, by and between Wilmar Industries, Inc. and Parthenon Capital, Inc.
10.42*****	Amendment to Management Agreement, dated September 29, 2000, by and between Wilmar Industries, Inc. and Parthenon Capital, Inc.
10.43*****	Form of Executive Stock Option Agreement.
10.44*****	Form of Management Restricted Stock Agreement.
10.45*****	Form of Non-Employee Directors Option Agreement.
10.46*****	Form of Non-Employee Directors Restricted Stock Agreement.
10.47*****
Amendment No. 2, dated as of December 21, 2004, to the Credit Agreement dated as of May 29, 2003, among Interline Brands, Inc., Interline Opco and the lenders party thereto, and the related Amendment and Restatement Agreement dated as of December 21, 2004, among Interline Opco and the lenders party thereto.
10.48*****	Separation Agreement and Release of All Claims, dated March 17, 2005, by and between Interline Brands, Inc. and Charles Blackmon.
10.49*****	Amendment and Restated Employment Agreement, dated December 15, 2004, by and between Interline Brands, Inc. and William R. Pray.
10.50*****	Employment Agreement, dated May 12, 2004 between Interline Brands, Inc. and Thomas J. Tossavainen.

10.51*****	Amendment to Employment Agreement, dated November 10, 2004, between Interline Brands, Inc. and Thomas J. Tossavainen.
10.52†
Supplemental Indenture, dated as of July 8, 2005, among Interline Opco, CCS Enterprises, Inc., Copperfield Chimney Supply, Inc., Riverton Machine & Foundry, Inc., the other subsidiary guarantors thereto and the Bank of New York, as trustee.
10.53†	Incremental Facility Amendment, dated as of July 7, 2005, among Interline Brands, Inc., Interline Opco, the lenders named therein and Credit Suisse as administrative agent.
10.54*******	Stock Purchase and Sale Agreement, dated as of July 7, 2005, by and among CCS Enterprises, Inc., the Shareholders listed herein and Interline Opco.
10.55	Employment Agreement, dated July 25, 2005, between Interline Brands, Inc. and Thomas J. Tossavainen (filed herewith).
21.1*****	List of Subsidiaries of Interline Brands, Inc.
23.1	Consent of Deloitte & Touche LLP (filed herewith).
23.2†	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
23.3†	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.1 to this Registration Statement).
24.1†	Powers of Attorney.

†	Previously filed.
*	Incorporated by reference to the exhibits filed with Interline Opco's Registration Statement on Form S-4 and the amendments thereto (File No. 333-106801).
**	Incorporated by reference to the exhibits filed with Interline Opco's Annual Report on Form 10-K for the year ended December 26, 2003.
***	Incorporated by reference to the exhibits filed with Interline Opco's Quarterly Report on Form 10-Q for the quarter ended March 26, 2004.
****	Incorporated by reference to the exhibits filed with Interline Opco's Quarterly Report on Form 10-Q for the quarter ended September 24, 2004.
*****	Incorporated by reference to the exhibits filed with our Registration Statement on Form S-1 and the amendments thereto (File No. 333-116482).
******	Incorporated by reference to the exhibits filed with our Annual Report on Form 10-K for the year ended December 31, 2004.
*******	Incorporated by reference to Exhibit No. 10.1 filed with our Current Report on Form 8-K on July 13, 2005.

(b)   Financial Statement Schedules

No financial statement schedules are presented because either they are not required or the information is included in the footnotes to the financial statements included herein.

ITEM 17.    UNDERTAKINGS.

  (a)
  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c)
  The undersigned registrant hereby undertakes that:

  (i)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (ii)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on August 1, 2005.

INTERLINE BRANDS, INC.
By:	/s/ WILLIAM E. SANFORD
Name: William E. Sanford Title: Executive Vice President and Chief Operating Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Michael J. Grebe	President and Chief Executive Officer, Director (Principal Executive Officer)	August 1, 2005
* Thomas J. Tossavainen	Chief Financial Officer (Principal Financial and Accounting Officer)	August 1, 2005
* Ernest K. Jacquet	Chairman of the Board of Directors	August 1, 2005
* Gideon Argov	Director	August 1, 2005
* Christopher C. Behrens	Director	August 1, 2005
* John J. Gavin	Director	August 1, 2005
* Barry J. Goldstein	Director	August 1, 2005
* Charles W. Santoro	Director	August 1, 2005
* Drew T. Sawyer	Director	August 1, 2005
/s/ WILLIAM E. SANFORD William E. Sanford as attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.
2.1******	Agreement and Plan of Merger dated December 10, 2004.
3.1*****	Amended and Restated Certificate of Incorporation of Interline Brands, Inc.
3.2*****	Amended and Restated By-Laws of Interline Brands, Inc.
4.1*	Indenture, dated as of May 23, 2003, among Interline Opco, the Subsidiary Guarantors thereto and The Bank of New York, as Trustee.
4.2*****	Form of Specimen Certificate.
5.1†	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, regarding the legality of the common stock being issued.
8.1†	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, regarding certain tax matters.
9.1*	Amended and Restated Shareholders Agreement, dated as of September 29, 2000, among the Company and certain of its shareholders.
9.2*****	Amendment No. 1 to Amended and Restated Shareholders' Agreement, dated as of March 15, 2004, among Interline Opco and certain of its shareholders.
9.3******	Amendment No. 2 to Amended and Restated Shareholders' Agreement, dated as of December 21, 2004 among Interline Opco and certain of its shareholders.
10.1*	Credit Agreement, dated as of May 29, 2003, among Interline Opco, the Lender Parties thereto, Credit Suisse First Boston, as Administrative Agent, and JPMorgan Chase Bank, as Syndication Agent.
10.2**	Amendment No. 1, dated as of December 19, 2003, to the Credit Agreement dated as of May 29, 2003, among Interline Opco and the lenders party thereto.
10.3*	Guarantee and Collateral Agreement, dated as of May 29, 2003, among Interline Opco, the Subsidiaries of Interline Brands, Inc. named therein and Credit Suisse First Boston LLC.
10.4*	Employment Agreement, dated as of May 16, 2000, by and between Wilmar Industries, Inc. and William E. Sanford.
10.5*	Incentive Stock Option Agreement, dated as of May 16, 2000, by and between Wilmar Industries, Inc. and William E. Sanford.
10.6*	Management Subscription Agreement, dated May 16, 2003, between William E. Sanford and Wilmar Industries, Inc.
10.7*	Secured Recourse Promissory Note, dated May 16, 2000, from William E. Sanford to Wilmar Industries, Inc.
10.8*	Pledge Agreement, dated as of May 16, 2000, from William E. Sanford to Wilmar Industries, Inc.
10.9*	Promissory Note, dated as of July 15, 2000, from William E. Sanford to Wilmar Industries, Inc.

10.10*	Employment Agreement, dated as of May 16, 2000, by and between Wilmar Industries, Inc. and Michael J. Grebe.
10.11*	Incentive Stock Option Agreement of Michael J. Grebe, dated as of May 16, 2000.
10.12*	Promissory Note, dated July 15, 2002, from Michael J. Grebe to Interline Brands, Inc.
10.13*	Secured Recourse Promissory Note, dated May 16, 2000, from Michael J. Grebe to Wilmar Industries, Inc.
10.14*	Pledge Agreement, dated as of May 16, 2000, from Michael J. Grebe to Wilmar Industries, Inc.
10.15*	Management Subscription Agreement, dated May 16, 2000, between Michael J. Grebe and Wilmar Industries, Inc.
10.16*	Employment Agreement, dated as of September 29, 2000, by and between Wilmar Industries, Inc. and William R. Pray.
10.17*	Restricted Stock Award Agreement under the 2000 Stock Award Plan, dated as of September 29, 2000, between Wilmar Industries, Inc. and William Green.
10.18*	Promissory Note, dated September 29, 2000, by William R. Pray to Wilmar Industries, Inc.
10.19*	Management Subscription Agreement, dated September 29, 2000, between William R. Pray and Wilmar Industries, Inc.
10.20*	Amendment to Stay Pay Agreement, dated as of September 27, 2000, by and between William R. Pray and Barnett, Inc.
10.21*	Deferred Compensation Agreement, dated as of September 29, 2000, by and between Wilmar Industries, Inc. and William R. Pray.
10.22*	Separation Agreement and Release of All Claims, dated December 31, 2001, by and between Interline Brands, Inc. and William Green.
10.23*	Restricted Stock Award Agreement under the 2000 Stock Award Plan, dated as of September 29, 2000, between William R. Pray and Wilmar Industries, Inc.
10.24*	2000 Stock Award Plan, as amended and restated July, 2000.
10.25***	Employment Agreement, dated as of January 7, 2004, by and between Interline Opco and Fred Bravo.
10.26***	Employment Agreement, dated as of January 7, 2004, by and between Interline Opco and Pamela L. Maxwell.
10.27*****	2004 Equity Incentive Plan.
10.28****	Employment Agreement, dated as of May 17, 2004, by and between Interline Opco and Laurence Howard.
10.29*****	Amendment to Separation Agreement, dated as of June 11, 2004 by and between Interline Opco and William S. Green.
10.30****	Employment Agreement, dated as of June 18, 2004, by and between Interline Brands, Inc. and Charles Blackmon.

10.31*****	Employment Agreement, dated as of August 13, 2004, by and between Interline Brands, Inc. and William E. Sanford.
10.32*****	Employment Agreement, dated as of August 13, 2004, by and between Interline Brands, Inc. and Michael J. Grebe.
10.33*****	Employment Agreement, dated as of September 23, 2004, by and between Interline Brands, Inc. and William R. Pray.
10.34*****	Amendment to Employment Agreement, dated September 27, 2004, by and between Interline Brands, Inc. and Fred Bravo.
10.35****	Amendment to Employment Agreement, dated September 27, 2004, by and between Interline Brands, Inc. and Laurence W. Howard.
10.36*****	Amendment to Employment Agreement, dated as of September 27, 2004, by and between Interline Brands, Inc. and Pamela L. Maxwell.
10.37*****	Amendment to Employment Agreement, dated as of December 2, 2004, by and between Interline Brands, Inc. and Michael J. Grebe.
10.38*****	Amendment to Employment Agreement, dated as of December 2, 2004, by and between Interline Brands, Inc. and William E. Sanford.
10.39*****	Amendment to Employment Agreement, dated as of December 2, 2004, by and between Interline Brands, Inc. and Pamela L. Maxwell.
10.40*****	Amendment to Employment Agreement, dated as of December 2, 2004, by and between Interline Brands, Inc. and Fred Bravo.
10.41*****	Management Agreement, dated May 16, 2000, by and between Wilmar Industries, Inc. and Parthenon Capital, Inc.
10.42*****	Amendment to Management Agreement, dated September 29, 2000, by and between Wilmar Industries, Inc. and Parthenon Capital, Inc.
10.43*****	Form of Executive Stock Option Agreement.
10.44*****	Form of Management Restricted Stock Agreement.
10.45*****	Form of Non-Employee Directors Option Agreement.
10.46*****	Form of Non-Employee Directors Restricted Stock Agreement.
10.47*****
Amendment No. 2, dated as of December 21, 2004, to the Credit Agreement dated as of May 29, 2003, among Interline Brands, Inc., Interline Opco and the lenders party thereto, and the related Amendment and Restatement Agreement dated as of December 21, 2004, among Interline Opco and the lenders party thereto.
10.48*****	Separation Agreement and Release of All Claims, dated March 17, 2005, by and between Interline Brands, Inc. and Charles Blackmon.
10.49*****	Amendment and Restated Employment Agreement, dated December 15, 2004, by and between Interline Brands, Inc. and William R. Pray.
10.50*****	Employment Agreement, dated May 12, 2004 between Interline Brands, Inc. and Thomas J. Tossavainen.
10.51*****	Amendment to Employment Agreement, dated November 10, 2004, between Interline Brands, Inc. and Thomas J. Tossavainen.

10.52†
Supplemental Indenture, dated as of July 8, 2005, among Interline Opco, CCS Enterprises, Inc., Copperfield Chimney Supply, Inc., Riverton Machine & Foundry, Inc., the other subsidiary guarantors thereto and the Bank of New York, as trustee.
10.53†	Incremental Facility Amendment, dated as of July 7, 2005, among Interline Brands, Inc., Interline Opco, the lenders named therein and Credit Suisse as administrative agent.
10.54*******	Stock Purchase and Sale Agreement, dated as of July 7, 2005, by and among CCS Enterprises, Inc., the Shareholders listed herein and Interline Opco.
10.55	Employment Agreement, dated July 25, 2005, between Interline Brands, Inc. and Thomas J. Tossavainen (filed herewith).
21.1*****	List of Subsidiaries of Interline Brands, Inc.
23.1	Consent of Deloitte & Touche LLP (filed herewith).
23.2†	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
23.3†	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.1 to this Registration Statement).
24.1†	Powers of Attorney.

†	Previously filed.
*	Incorporated by reference to the exhibits filed with Interline Opco's Registration Statement on Form S-4 and the amend- ments thereto (File No. 333-106801).
**	Incorporated by reference to the exhibits filed with Interline Opco's Annual Report on Form 10-K for the year ended December 26, 2003.
***	Incorporated by reference to the exhibits filed with Interline Opco's Quarterly Report on Form 10-Q for the quarter ended March 26, 2004.
****	Incorporated by reference to the exhibits filed with Interline Opco's Quarterly Report on Form 10-Q for the quarter ended September 24, 2004.
*****	Incorporated by reference to the exhibits filed with our Registration Statement on Form S-1 and the amendments thereto (File No. 333-116482).
******	Incorporated by reference to the exhibits filed with our Annual Report on Form 10-K for the year ended December 31, 2004.
*******	Incorporated by reference to Exhibit No. 10.1 filed with our Current Report on Form 8-K on July 13, 2005.

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TABLE OF CONTENTS
PRESENTATION OF FINANCIAL INFORMATION
INDUSTRY AND MARKET DATA
TRADEMARKS
PROSPECTUS SUMMARY
Our Company
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED) (in thousands except share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands, except share and per share data)
INTERLINE BRANDS, INC AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (In thousands)
INTERLINE BRANDS, INC. AND SUBSIDIARIES Reconciliation of Non-GAAP and Other Information (In thousands)
Information About Us
The Offering
Summary Historical and Unaudited Pro Forma Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Consolidated Statement of Operations Year Ended December 31, 2004 (dollars in thousands, except per share amounts)
Unaudited Pro Forma Condensed Consolidated Statement of Operations Three Months Ended April 1, 2005 (dollars in thousands, except per share amounts)
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) AS OF APRIL 1, 2005 AND DECEMBER 31, 2004 (in thousands, except share and per share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) THREE MONTHS ENDED APRIL 1, 2005 AND MARCH 26, 2004 (in thousands, except share and per share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED) THREE MONTHS ENDED APRIL 1, 2005 (in thousands, except share data)
INTERLINE BRANDS, INC AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) THREE MONTHS ENDED APRIL 1, 2005 AND MARCH 26, 2004 (in thousands)
INTERLINE BRANDS, INC AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (in thousands, except share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2004 AND DECEMBER 26, 2003 (In thousands, except share and per share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2004, DECEMBER 26, 2003 AND DECEMBER 27, 2002 (In thousands except share and per share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) YEARS ENDED DECEMBER 31, 2004, DECEMBER 26, 2003 AND DECEMBER 27, 2002 (In thousands except share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2004, DECEMBER 26, 2003 AND DECEMBER 27, 2002 (In thousands)
INTERLINE BRANDS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, DECEMBER 26, 2003 AND DECEMBER 27, 2002 (In thousands, except share data)
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX